 As filed with the Securities and Exchange Commission on September 2, 1999

                                                 Registration No. 333-81307

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                            Amendment No. 1 to
                                    Form S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                                G+G Retail, Inc.
             (Exact name of registrant as specified in its charter)

           Delaware                               5621                        22-3596083
  (State or other jurisdiction       (Primary Standard Industrial          (I.R.S. Employer
of incorporation or organization)     Classification Code Number)          Identification No.)

           520 Eighth Avenue                        Mr. Scott Galin
        New York, New York 10018         President and Chief Operating Officer
             (212) 279-4961                         G+G Retail, Inc.
                                                   520 Eighth Avenue
   (Address, including zip code, and            New York, New York 10018
               telephone                             (212) 279-4961
    number, including area code, of
              registrant's              (Name, address, including zip code, and
      principal executive offices)       telephone number, including area code,
                                                 of agent for service)

                          Copies of communications to:

                             Mark S. Selinger, Esq.
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                                425 Park Avenue
                            New York, New York 10022
                                 (212) 836-7016

                                ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, Dated September 2, 1999

Preliminary Prospectus


                                  $107,000,000



                                G+G Retail, Inc.

Offer to Exchange All Outstanding 11% Senior Notes due 2006 for 11% Senior
                                 Notes due 2006

                Registered Under the Securities Act of 1933

The Exchange Offer

  . We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.
  . You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.
  . The exchange offer expires at 5:00 p.m., New York City time, on      ,
    1999, unless extended. We do not currently intend to extend the expiration date.
  . The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.
  . We will not receive any proceeds from the exchange offer.


The Exchange Notes

  . We are offering the exchange notes to satisfy obligations under a registration rights agreement entered into in connection with our private placement of the outstanding notes.

  . The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes are registered under the Securities Act of 1933 and will be freely tradeable.

You should consider carefully the risk factors beginning on page 8 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is      , 1999.

                               PROSPECTUS SUMMARY

This summary highlights selected information discussed in greater detail elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read the entire prospectus carefully.

We are a leading national mall-based retailer of popular price female junior apparel. For over 30 years, we have built a reputation for providing fashion apparel and accessories distinctly targeted at teenaged women. As of May 1, 1999, we had 441 stores, generally in major enclosed regional shopping malls, throughout the United States, Puerto Rico and the U.S. Virgin Islands primarily under the G+G and Rave names. Our business strategy is to expand our operations and increase our sales, net income and EBITDA through the opening of new Rave stores primarily in mall locations that we believe are favorable for our business. We recently launched, and are in the process of expanding, an Internet web site that provides information about our merchandise offerings, promotions and store sites. Our principal executive office is located at 520 Eighth Avenue, New York, New York 10018, and our main telephone number is (212) 279-4961. Our URL is www.gorave.com.


                     Summary of Terms of the Exchange Notes

The terms of the exchange notes and the outstanding notes are identical in all material respects, except that transfer restrictions that apply to the outstanding notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the outstanding notes and will be governed by the same indenture.


Total Amount of Notes.......  Up to $107.0 million in aggregate principal amount.



Maturity Date...............  May 15, 2006.

Interest Payment Date.......  Interest on the notes will accrue at 11% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 1999.




Ranking.....................  Both the outstanding notes and the exchange notes are general unsecured obligations. They rank equally in right of payment with all of our existing and future senior debt. The notes will rank above all of our existing and future debt instruments that expressly provide that they are subordinated to the notes. However, the notes will effectively rank below all of our secured debt and all secured debt of our subsidiaries, to the extent of the value of the collateral securing that debt, and to all debt of any of our subsidiaries that are not guarantors of the notes.

                         Summary of the Exchange Offer

In connection with a private placement in May 1999 of our outstanding 11% senior notes due 2006, we entered into a registration rights agreement under which we agreed to deliver this prospectus and to complete an exchange offer for the outstanding notes. In the private placement, we issued the outstanding notes, while G&G Retail Holdings, Inc., referred to by us as Holdings, which owns all of our outstanding capital stock, issued warrants to purchase its class D common stock. After this exchange offer commences, the outstanding notes and the warrants for Holdings class D common stock will trade separately rather than as units.





Securities Offered..........  We are offering up to $107.0 million aggregate principal amount of 11% senior notes due 2006 registered under the Securities Act of 1933. The terms of these exchange notes are identical in all material respects to those of the outstanding notes, except that transfer restrictions that apply to the outstanding notes do not apply to the exchange notes.

Exchange Offer..............  We are offering to exchange $1,000 in principal amount of new 11% senior notes due 2006
                              registered under the Securities Act of 1933 for each $1,000 in principal amount of outstanding 11% senior notes due 2006.

                              To be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. As of the date of this prospectus, there is $107.0 million aggregate principal amount of outstanding notes.


Resales.....................  Based on interpretations by the staff of the
                              Securities and Exchange Commission, as set forth in a series of no-action letters issued to third parties, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as long as:

                              . you are acquiring the exchange notes in the ordinary course of your business;

                              . you are not participating, do not intend to participate and have no understanding with any person to participate in a distribution of the exchange notes; and

                              .  you are not an "affiliate" of ours.

                              By executing documents that are required for tendering your outstanding notes, you will represent that these conditions apply to you. If you cannot so represent, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.


                              All brokers or dealers who acquire exchange notes for their own account in exchange for outstanding notes that they acquired as a result of market-making or other trading activities must acknowledge that they will deliver this prospectus in connection with any offer to resell, resale or other transfer of the exchange notes. In reselling outstanding notes or exchange notes, brokers and dealers who acquire notes from us may not rely on the SEC staff interpretations described. Instead, they must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 and be named as selling noteholders.


Expiration Date.............  5:00 p.m., New York City time, on      , 1999,
                              unless we extend the expiration date. We do not currently intend to extend the expiration date.
                              Under no circumstances will we extend the expiration date of the exchange offer beyond
                                    , 1999.

Accrued Interest............  The exchange notes will bear interest from May
                              17, 1999. If you exchange your outstanding notes, then you will receive interest on the exchange notes and not on the outstanding notes.

Conditions..................  The exchange offer is subject to a number of conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the outstanding notes. See "The Exchange Offer-- Conditions to the Exchange Offer."

Procedures..................
                              To tender your outstanding notes, you must:

                              .  complete, sign and date the letter of
                                 transmittal or a facsimile of it according to its instructions; and

                              . send the letter of transmittal, together with your outstanding notes and any other required documentation, to U.S. Bank Trust National Association, the exchange agent.

                              The exchange agent must receive the required documentation at the address set forth in the letter of transmittal by 5:00 p.m., New York City time, on the expiration date. See "The Exchange Offer--Procedures for Tendering."


Beneficial Holders..........  If you wish to exchange outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you should promptly contact the person in whose name your outstanding notes are registered and instruct that person to tender on your behalf. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
 Procedures.................  If you wish to exchange but cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may use the guaranteed delivery procedures described in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights...........  Tenders may be withdrawn at any time before 5:00
                              p.m., New York City time, on the expiration date.


Effect on Holders of
 Outstanding Notes..........  Upon acceptance for exchange of all outstanding notes that are validly tendered and not validly withdrawn, we will have fulfilled obligations under the registration rights agreement. Accordingly, the interest rate on the outstanding notes that are not exchanged will not increase. If you do not tender in this exchange offer, you will continue to hold outstanding notes and be entitled to all of your existing rights under the notes, except for rights under the registration rights agreement that terminate upon the closing of this exchange offer. In general, the outstanding notes may not be offered or sold, unless they are registered under the Securities Act of 1933 or unless an exemption from registration is available or the transaction is not subject to registration. We currently do not intend to register any resales of outstanding notes under the Securities Act of 1933.

U.S. Federal Income Tax
 Considerations.............  We believe that your exchange of outstanding notes for exchange notes will not result in any gain or loss to you for U.S. federal income tax purposes. See "Material Federal Income Tax Considerations."


Use of Proceeds.............  We will not receive any proceeds from the issuance of the exchange notes. We will pay all expenses incident to the exchange offer. We have used $90.6 million of the $94.0 million net proceeds from the May 1999 private placement of the outstanding notes to repay our senior bridge notes. We expect to use the balance of those net proceeds for general corporate purposes. See "Use of Proceeds."

    Summary Historical and Unaudited Pro Forma Financial and Operating Data

We account for our operations on a fiscal year rather than calendar year basis. As a result, we present information on a fiscal year basis in this prospectus. Each reference to a "fiscal year" means the 52- or 53-week fiscal year that ends on the Saturday nearest January 31 in the particular calendar year. For example, references to "fiscal 1999" mean the fiscal year ended January 30, 1999.

The following table sets forth:

 . summary historical combined financial data related to our business for fiscal 1995 through fiscal 1998, the seven months ended August 28, 1998 and the three months ended May 2, 1998, which reflect operations before we acquired our business in an acquisition that closed in August 1998;

 .  pre-acquisition summary historical combined balance sheet data as of January
   28, 1995, February 3, 1996, February 1, 1997, January 31, 1998 and May 2,
   1998;

 . summary historical consolidated financial data for G+G Retail for the five months ended January 30, 1999 and the three months ended May 1, 1999;

 . summary historical consolidated balance sheet data for G+G Retail as of January 30, 1999 and May 1, 1999; and

 . summary unaudited pro forma consolidated financial data for G+G Retail for fiscal 1999 and the three months ended May 1, 1999 and as of May 1, 1999.

We derived historical financial data for fiscal 1995 and for the three months ended May 2, 1998 and balance sheet data as of January 28, 1995, February 3, 1996 and May 2, 1998 from unaudited combined financial statements of the companies from which we acquired our business in the acquisition. We derived historical financial data for these companies for fiscal 1996 through fiscal 1998 and for the seven months ended August 28, 1998, and balance sheet data as of February 1, 1997 and January 31, 1998, from audited combined financial statements of these companies. Combined financial statements include the accounts of G & G Shops and stores operated by G & G Shops that were owned by subsidiaries of Petrie Retail. In the acquisition, we purchased the assets of all of the stores that G & G Shops operated and the trademarks used in our business.

We derived historical financial data for the five months ended January 30, 1999 and balance sheet data as of January 30, 1999 from the audited consolidated financial statements of G+G Retail. We derived historical financial data for the three months ended May 1, 1999 and balance sheet data as of May 1, 1999 from the unaudited financial statements of G+G Retail.

The pro forma statement of operations data for fiscal 1999 are intended to reflect how our business would have looked if we had closed the acquisition and the private placement of the outstanding notes and the warrants of Holdings on February 1, 1998. The pro forma statement of operations data for the three months ended May 1, 1999 and the pro forma balance sheet data as of May 1, 1999 are intended to reflect how our business would have looked like if we had closed the private placement on February 1, 1998 and May 1, 1999, respectively. The pro forma statement of operations data do not reflect the write-off of the unamortized portion of the financing costs, net of taxes, related to the acquisition. We will treat this write-off as an extraordinary item in our financial statements for the second quarter of fiscal 2000.

Pro forma financial data may not be indicative of either the future results of our operations or the results that would have occurred if acquisition and the private placement had closed on the dates indicated or had been in effect for the periods presented.

You should read the summary financial data presented below in conjunction with "Unaudited Pro Forma Consolidated Financial Statements," "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus. In particular, you should carefully read the introduction and the notes to "Selected Financial and Operating Data" beginning on page 33, which provide important information about the following data.

    Summary Historical and Unaudited Pro Forma Financial and Operating Data

                                                    Acquired Assets                               G+G Retail
                                  -------------------------------------------------------  -------------------------
                                                                              February 1,  August 29,
                                                Fiscal Year                     1998 to      1998 to     Pro Forma
                                  ------------------------------------------  August 28,   January 30,  Fiscal  Year
                                    1995       1996       1997       1998        1998         1999          1999
                                  ---------  ---------  ---------  ---------  -----------  -----------  ------------
(Dollars in thousands, except
sales per gross
square foot)
Statement of Operations Data:
Net sales.......                  $ 237,680  $ 243,583  $ 266,362  $ 286,938   $ 162,823    $ 131,567     $294,390
Cost of sales
 (including
 occupancy
 costs).........                    155,940    159,262    166,636    177,765     106,056       79,267      185,323
Selling, general, administrative
 and buying
 expenses.......                     75,526     78,128     76,684     79,702      49,330       36,170       81,188
Depreciation and
 amortization
 expense........                      8,905      5,148      4,526      4,489       2,845        5,141       11,074
                                  ---------  ---------  ---------  ---------   ---------    ---------     --------
Operating income
 (loss).........                     (2,691)     1,045     18,516     24,982       4,592       10,989       16,805
Interest
 expense, net...                        --         --         --         --          --         7,395       13,861
                                  ---------  ---------  ---------  ---------   ---------    ---------     --------
Income (loss) before provision
 for (benefit
 from) income
 taxes..........                     (2,691)     1,045     18,516     24,982       4,592        3,594        2,944
Provision for
 (benefit from)
 income taxes...                     (1,109)       431      7,629     10,293       1,892        1,581        1,292
                                  ---------  ---------  ---------  ---------   ---------    ---------     --------
Net income
 (loss).........                  $  (1,582) $     614  $  10,887  $  14,689   $   2,700    $   2,013     $  1,652
                                  =========  =========  =========  =========   =========    =========     ========
Other Operating
 Data:
Sales per gross square foot..     $     222  $     238  $     277  $     295   $     160    $     130     $    290
Inventory
 turnover.......                        5.1x       5.4x       6.4x       6.6x        6.0x         6.5x         6.2x
Same store net
 sales increase
 (decrease).....                        3.1%       5.5%      13.0%       4.5%       (3.0%)       (1.1%)       (2.2%)
Capital
 expenditures:
 New stores.....                  $     940  $     835  $     829  $   2,972   $   1,299    $   1,027     $  2,326
 Remodels.......                        887      1,780        892      3,320       1,809        1,341        3,150
 Non-store
  assets and systems..                  576        205        231        713         292          411          703
                                  ---------  ---------  ---------  ---------   ---------    ---------     --------
 Total capital
  expenditures..                  $   2,403  $   2,820  $   1,952  $   7,005   $   3,400    $   2,779     $  6,179
                                  =========  =========  =========  =========   =========    =========     ========
Number of
 stores:
 Beginning
  balance.......                        465        441        416        395         408          415          408
 New stores
  opened........                          5          6         11         25           9           13           22
 Existing stores
  closed........                         29         31         32         12           2            6            8
                                  ---------  ---------  ---------  ---------   ---------    ---------     --------
 Ending
  balance.......                        441        416        395        408         415          422          422
                                  =========  =========  =========  =========   =========    =========     ========
Other Financial
 Data:
EBITDA as
 adjusted.......                  $   9,721  $   9,802  $  24,791  $  31,305   $   8,449    $  16,130     $ 27,879
EBITDA margin
 as adjusted....                        4.1%       4.0%       9.3%      10.9%        5.2%        12.3%         9.5%
Cash provided by
 (used in)
 operating
 activities.....                     10,638     18,652     20,043     25,588      15,793       11,943       24,675
Cash provided by
 (used in)
 investing
 activities.....                     (2,607)    (1,985)    (1,952)    (7,005)     (3,400)    (137,658)      (6,179)
Cash provided by
 (used in)
 financing
 activities.....                     (9,923)   (16,498)   (18,545)   (19,069)    (14,140)     137,069      (14,140)
Royalty
 expense........                  $   3,507  $   3,609  $   1,749  $   1,834   $   1,012    $     --      $    --
Ratio of
 earnings to
 fixed charges..                        --         1.2x       3.7x       4.5x        2.1x         1.3x    1.1x
Ratio of earnings as adjusted to fixed charges............................................1.3x
Ratio of EBITDA as adjusted to interest expense...........................................2.2x
Ratio of net debt to EBITDA as adjusted...................................................3.0x
                                    Acquired
                                     Assets           G+G Retail
                                  ------------ -------------------------
                                                             Pro Forma
                                  First Fiscal First Fiscal First Fiscal
                                    Quarter      Quarter      Quarter
                                      1999         2000         2000
                                  ------------ ------------ ------------
(Dollars in thousands, except
sales per gross
square foot)
Statement of Operations Data:
Net sales.......                    $ 66,398     $ 72,733     $ 72,733
Cost of sales
 (including
 occupancy
 costs).........                      42,594       46,374       46,374
Selling, general, administrative
 and buying
 expenses.......                      19,338       20,728       20,728
Depreciation and
 amortization
 expense........                       1,225        3,173        3,173
                                  ------------ ------------ ------------
Operating income
 (loss).........                       3,241        2,458        2,458
Interest
 expense, net...                         --         3,168        3,217
                                  ------------ ------------ ------------
Income (loss) before provision
 for (benefit
 from) income
 taxes..........                       3,241         (710)        (759)
Provision for
 (benefit from)
 income taxes...                       1,335         (313)        (334)
                                  ------------ ------------ ------------
Net income
 (loss).........                    $  1,906     $   (397)    $   (425)
                                  ============ ============ ============
Other Operating
 Data:
Sales per gross square foot..       $     67     $     70     $     70
Inventory
 turnover.......                         5.8x         6.0x         6.0x
Same store net
 sales increase
 (decrease).....                        (4.7%)        3.4%         3.4%
Capital
 expenditures:
 New stores.....                    $    714     $  1,054     $  1,054
 Remodels.......                         736        1,888        1,888
 Non-store
  assets and systems..                   108          304          304
                                  ------------ ------------ ------------
 Total capital
  expenditures..                    $  1,558     $  3,246     $  3,246
                                  ============ ============ ============
Number of
 stores:
 Beginning
  balance.......                         408          422          422
 New stores
  opened........                           7            6            6
 Existing stores
  closed........                         --           --           --
                                  ------------ ------------ ------------
 Ending
  balance.......                         415          428          428
                                  ============ ============ ============
Other Financial
 Data:
EBITDA as
 adjusted.......                    $  4,874     $  5,631     $  5,631
EBITDA margin
 as adjusted....                         7.3%         7.7%         7.7%
Cash provided by
 (used in)
 operating
 activities.....                         378       (4,194)      (4,186)
Cash provided by
 (used in)
 investing
 activities.....                      (1,558)      (3,246)      (3,246)
Cash provided by
 (used in)
 financing
 activities.....                      (1,180)        (357)        (357)
Royalty
 expense........                    $    408     $    --      $    --
Ratio of
 earnings to
 fixed charges..                         2.7x         --           --
Ratio of earnings as adjusted to f.........................ixe.....1.0xd charges............................................1.3x
Ratio of EBITDA as adjusted to int.........................ere.....1.8xst expense...........................................2.2x
Ratio of net debt to EBITDA as adj.........................ust....16.3xed...................................................3.0x

                                                                                     Acquired
                                         Acquired Assets                 G+G Retail   Assets      G+G Retail
                         ----------------------------------------------- ----------- -------- ------------------
                                                                                                       Pro Forma
                         January 28, February 3, February 1, January 31, January 30,  May 2,   May 1,   May 1,
                            1995        1996        1997        1998        1999       1998     1999     1999
                         ----------- ----------- ----------- ----------- ----------- -------- -------- ---------
(Dollars in thousands)
Balance Sheet Data:
Total assets............   $31,746     $29,218     $25,818     $28,157    $167,664   $36,665  $171,650 $180,506
Total long-term debt....     7,623      12,364      20,591      20,866      90,000    20,886    90,000   99,190

                                  RISK FACTORS

You should carefully consider the following risk factors and other information in this prospectus before deciding whether or not to tender your outstanding notes in the exchange offer. Some of the information in this prospectus contains forward-looking statements.

Some of our statements about future events may not prove to be correct.

Forward-looking statements that we make in this prospectus use forward-looking terminology, such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. While these statements reflect our current judgment about the direction of our business, our actual results likely will vary, sometimes in a material way, from the estimates, projections, assumptions and other future performance suggested in this prospectus. Our actual revenues, profitability and operating results may differ materially from those expressed in the "forward-looking" statements contained in this prospectus as a result of one or more factors, including:

 . our ability to successfully implement operating strategies (including the opening of new stores);

 .  changes in economic conditions;

 .  competition; and

 .  other risks described below.

We do not intend to release publicly any revisions to our forward-looking statements as a result of events or circumstances that occur after the date of this prospectus.

You will be subject to continued restrictions on transfer if you do not exchange your outstanding notes.

If you do not exchange outstanding notes for exchange notes, you will continue to be subject to the transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act of 1993 and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of outstanding notes under the Securities Act of 1933. In most cases, our obligations under the registration rights agreement will be satisfied by the closing of this exchange offer.

Because the notes that are tendered in the exchange offer will be retired, there will be fewer old notes remaining after this exchange offer is closed. Having fewer old notes may negatively impact their market value, reduce their liquidity and increase their volatility. See "The Exchange Offer" for information about how to tender your notes.

We have significant debt that may prevent us from fulfilling our obligations under the notes.

We have significant debt. As of May 1, 1999, after giving pro forma effect to the private placement of the outstanding notes, our outstanding debt would have been $99.2 million taking into account original issue discount of $7.3 million and the $470,000 value assigned to the warrants of Holdings. In addition, as of May 1, 1999, we had $681,000 in letters of credit outstanding and would have had additional availability of approximately $15.5 million under our revolving credit facility. Subject to restrictions in our revolving credit facility, future credit facilities and the indenture relating to the notes, we may incur additional debt from time to time to finance acquisitions or capital expenditures. In addition, we recently entered into a capital lease agreement, under which we may incur debt of up to $5.0 million to finance our point-of-sale equipment upgrade.

Our significant level of debt, and the resulting amount of leverage, may:

 . make it more difficult for us to satisfy our obligations with respect to the notes;

 . make it more difficult for us to make required payments under our revolving credit facility;

 . increase our vulnerability to general adverse economic and industry conditions;

 . limit our ability to obtain additional financing to fund future working capital, capital expenditure and other general corporate requirements;

 . require us to dedicate a substantial portion of cash flow from operations to principal and interest payments with respect to our debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures or other general corporate purposes;

 . limit our flexibility in planning for, or reacting to, changes in our business and industry; and

 . place us at a competitive disadvantage compared to our competitors that have less debt.

For the three months ended May 1, 1999, our earnings were insufficient to cover our fixed charges by $710,000, in part due to the seasonal nature of our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."

We require a significant amount of cash to service our debt and make necessary capital expenditures, and we may not be able to generate sufficient cash to do so.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available in an amount sufficient, to enable us to service our debt, including the notes, or to fund our other liquidity needs. Our ability to make payments on and to refinance our debt and to fund capital expenditures will depend on our ability to generate cash in the future. This ability is subject to many factors, including general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash, available borrowings under our revolving credit facility and available capitalized leases will be adequate to meet our future liquidity needs through the end of fiscal 2000. We may need to refinance all or a portion of our debt on or before maturity. In addition, a default under any of our existing debt generally triggers a default under all of our debt. As a result, we might be required to refinance all of our debt because of our inability to service a portion of the debt. We cannot assure you that we will be able to refinance any of our debt, including our revolving credit facility and the notes, on commercially reasonable terms or at all.

The notes effectively rank below our secured debt, which could affect our ability to repay them.

The outstanding notes are, and the exchange notes will be, unsecured and therefore will be effectively subordinated to any secured debt we may incur to the extent of the value of the collateral securing that debt. We have pledged substantially all of our assets to secure our revolving credit facility. In addition, the notes will be effectively subordinated to a capitalized lease to finance our point-of-sale equipment upgrade to the extent of the value of the equipment leased. In the event of a bankruptcy or similar proceeding involving us, our assets that serve as collateral will be available to repay secured debt before any payments are made on the notes. In addition, if we default on our secured debt, the lenders may foreclose on and take control of our assets pledged as collateral. As a result, we may have insufficient remaining assets to service and repay the notes. As of May 1, 1999, we had no secured debt. However, as of May 1, 1999, we had $681,000 in secured letters of credit outstanding under our revolving credit facility.

Failure to comply with the restrictions imposed by our revolving credit facility and the indenture relating to the notes could cause an acceleration of the debt.

We must comply with restrictive covenants contained in our revolving credit facility and the indenture relating to the notes. Our ability to continue to comply with these covenants may be affected by events beyond our control. Failure to comply with these covenants could cause us to default under our revolving credit facility, which in turn could cause the lenders to accelerate our debt or to cease to provide additional revolving loans or letters of credit. Our revolving credit facility requires us to maintain a minimum tangible net worth. Our revolving credit facility and the indenture relating to the notes also require us to comply with customary affirmative and negative covenants including, among other things, limitations on our ability to:

 .  incur additional indebtedness;

 .  make acquisitions and capital expenditures;

 .  pay dividends;

 .  create liens on assets;

 .  sell assets; or

 .  engage in fundamental business changes.

If we default under our revolving credit facility and are unable to pay the accelerated debt, the lenders could foreclose on substantially all of our assets, which we pledged as collateral. As a result of foreclosure, we may have insufficient remaining assets to repay the notes. The acceleration of our revolving credit facility would constitute a default under the indenture relating to the notes. Similarly, our failure to comply with the restrictions in the indenture could result in a default under the indenture, which could lead to a cross-default under our revolving credit facility and other debt.

Same store sales results have fluctuated in the past and declined from fiscal 1998 to fiscal 1999. We cannot be certain that our revenues will increase in the future.

Our sales results for comparable stores that had been open for 12 full months have fluctuated in the past and likely will continue to fluctuate. Factors affecting these sales results include, among others:

 .economic conditions;

 .fashion trends;

 .the retail sales environment;

 .changes in our merchandise mix;

 .merchandising, buying and distribution of products;

 .our ability to execute our business strategy efficiently;

 .calendar shifts of holiday periods;

 .actions by our competitors; and

 .weather.

The following table shows the fluctuations in our annual same store sales results over the past five fiscal years.

                                                               Same Store
       Fiscal Year                                       Sales Growth (Decrease)
       -----------                                       -----------------------
       1995.............................................           3.1%
       1996.............................................           5.5%
       1997.............................................          13.0%
       1998.............................................           4.5%
       1999.............................................          (2.2%)

As indicated in the table above, we recorded decreases in fiscal 1999 for comparable stores that had been open for twelve full months. Sales from comparable stores for any particular quarter or fiscal year may decrease in the future.

We face significant competition in the junior apparel retail business.

The junior apparel retail business is highly competitive. We compete for sales primarily with specialty apparel retailers, such as Wet Seal/Contempo Casual, a mall-based junior apparel retailer. We also compete with several discount department stores and local and regional department store chains with which our merchandise offerings and price points overlap. Some of our competitors are larger and may have greater financial, marketing and other resources than we do. In addition, we compete with our competitors and other persons for favorable site locations and lease terms in shopping malls. Competition from our current competitors, as well as from catalog and Internet retailers, may increase significantly in the future. See "Business--Competition."

Our profitability depends upon our ability to identify fashion tastes, which may change frequently.

Our profitability largely depends upon our ability to identify the fashion tastes of our customers and to provide merchandise that appeals to their preferences in a timely manner. The fashion tastes of our customers may change frequently. Our failure to identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and higher markdowns than we expected. In addition, our fashion misjudgments could materially decrease our profitability and image with our customers. See "Business--Merchandising and Marketing."

Our success depends upon our ability to retain our senior management.

Our success depends significantly upon the performance of our senior management. Jay Galin has been with us for over 40 years and is our chairman of the board and chief executive officer. Scott Galin, Jay Galin's son, who has been with us for over 20 years, is our president and chief operating officer. In addition to Jay and Scott Galin, our senior management includes our chief financial officer, three vice presidents and five divisional merchandise managers who have an average of nine years experience with us and G & G Shops. Jay and Scott Galin are parties to employment agreements expiring in August 2000 and August 2003, respectively. We also have employment agreements with Michael Kaplan, our vice president and chief financial officer, and Jeffrey Galin, our vice president/divisional merchandise manager. However, under their respective agreements, Michael Kaplan and Jeffrey Galin are at-will employees. We do not have employment agreements with any of our other senior management. Accordingly, all of the members of our senior management, except for Jay and Scott Galin, may terminate their employment with us at any time. The loss of our senior management could materially decrease our profitability. Our success also depends upon our ability to attract and retain qualified employees in connection with our growth strategy. We do not maintain "key man" life insurance on our senior management.

We may be unable to implement our growth strategy of opening new stores, and our success depends on growth.

Our continued growth significantly depends upon our ability to open new stores on a profitable basis and to manage growth and expanded operations. During fiscal 1997, 1998 and 1999, we opened 11, 25 and 22 new stores. We opened six Rave stores between January 31, 1999 and May 1, 1999, and we intend to open approximately 24 Rave stores by the end of fiscal 2000. Accomplishing our expansion goals will depend upon a number of factors, including the availability of funds and our ability to identify favorable geographical locations and suitably sized locations for new stores at acceptable costs.

We also intend to test the market for sales to 8- to 12-year-old girls by opening approximately six mall stores under the name Rave Girl during fiscal 2000. If this market test succeeds, we intend to further expand into this market. Our ability to operate successfully in this market will depend upon a number of factors, including our ability to identify and react appropriately to fashion trends in this market. The market for sales to 8- to 12-year-old girls may present different merchandising challenges than the teen market.

We expect to finance the expenditures related to our planned expansion, including our Rave Girl stores, with cash flow from operations and borrowings under our existing and future revolving credit facility. We may not always have access to sufficient funds to finance these expenditures or be able to achieve our store expansion goals, successfully integrate planned new stores into our operations, successfully expand into the market for sales to 8- to 12-year-old girls or operate new stores profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Store Openings and Closings."

The demand for our merchandise may decrease because of general economic conditions, and our performance is likely to depend on the continued popularity of malls as a shopping destination.

General economic conditions affect the level of consumer spending, including business conditions, levels of employment and consumer confidence in future economic conditions. In addition, because our stores are located primarily in malls, we depend upon the continued popularity of malls as a shopping destination and the ability of mall anchor tenants and other attractions to generate customer traffic to our stores. Mall traffic or economic conditions in the markets in which our stores are located may decline and may result in lower revenues and profits. See "Business--Location and Format of Our Stores."

Future leases may have terms less favorable than existing leases or may be unavailable.

All of our store sites are leased. Although we believe that our real estate staff has strong relationships with our present landlords, we may be unable to renew expiring or expired leases for the term we desire, on favorable terms or at all. As of May 1, 1999, leases for 45 stores (10%) had expired, and we occupy the stores involved on a month-to-month basis. In addition, leases for an additional 98 stores (22%) are scheduled to expire by January 31, 2000. Of these 143 stores, as of May 1, 1999, we were negotiating renewals for 137 stores, 50 of which were in the final documentation phase. Leases for 70 stores (16%) are scheduled to expire by January 31, 2001, and leases for 65 stores (15%) are scheduled to expire by January 31, 2002. Furthermore, as of May 1, 1999, approximately 16% of our stores were leased from a single landlord. See "Business--Properties."

We depend on a single distribution facility, the operations of which may be interrupted.

We handle distribution functions for all of our stores from a single facility in North Bergen, New Jersey. Any significant interruption in the operation of this distribution facility would decrease our profitability and adversely impact our ability to pay interest on the notes. See "Business--Distribution and Transportation."

We may be unable to obtain inventory because we depend upon outside suppliers with whom we do not have long-term contracts. Inadequate inventory would decrease our profitability.

The inability or failure of key suppliers to supply us with adequate quantities of desired merchandise, the loss of one or more key suppliers or a material change in our current purchase terms may decrease our profitability. We do not have long-term contracts with our suppliers. We transact business principally on an order-by-order basis. In addition, many of our smaller suppliers have limited resources, production capacities and operating histories, which may adversely affect their ability to adequately service our requirements. Although we believe that we have strong relationships with our key suppliers, we may be unable to acquire merchandise from our suppliers in sufficient quantities or on favorable terms in the future. Our business depends upon our ability to purchase current season apparel at competitive prices. We currently purchase inventory primarily from domestic manufacturers. We do not own any manufacturing facilities. During the first quarter of fiscal 2000, our top three suppliers accounted for 13%, 10% and 8% of our inventory purchases. During fiscal 1999, our top three suppliers accounted for 13%, 11% and 10% of our inventory purchases. During the first quarter of fiscal 2000 and fiscal 1999, we did not purchase more than 5% of our inventory from any one of our other suppliers.

Our results of operations fluctuate based on the seasons. As a result, poor performance in the fourth fiscal quarter may jeopardize our ability to service or repay the notes. In addition comparisons to prior-period results of operations may not be indicative of results for future periods.

Our results of operations fluctuate based on the seasons. Historically, the fourth fiscal quarter has generated the largest percentage of our annual net sales. For example, in fiscal 1999, the fourth quarter accounted for 30% of our net sales. In contrast, our first quarter historically has generated the smallest percentage of our net sales. A substantial decline in our sales during the fourth quarter or below seasonal norms during other quarters may cause us to be unable to service or repay the notes.

Our quarterly results of operations also may fluctuate significantly as a result of a variety of other factors, including the number and timing of store openings and closings, the level of markdowns taken and the amount of revenue contributed by new stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results."

Members of our senior management and affiliates of one investment fund control Holdings and therefore may influence our affairs.

Currently, members of our senior management and affiliates of Pegasus Investors, L.P., a private equity investment fund, control Holdings through their ownership of 51.1% of the voting capital stock of Holdings. Since Holdings owns all of our outstanding capital stock, these persons also control us. Circumstances may occur in which the interests of the stockholders of Holdings could be in conflict with your interests. In addition, the stockholders of Holdings may pursue acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment even though such transactions may subject you, as a holder of notes, to risks. See "Management--Directors, Executive Officers and Key Employees" and "Principal Stockholders."

A significant number of our stores are concentrated geographically in Florida, New York, California and Puerto Rico, which makes us vulnerable to severe weather, natural disasters or adverse economic conditions in those areas.

Although our stores were located in 39 states in the United States, Puerto Rico and the U.S. Virgin Islands as of May 1, 1999, a significant number of our stores are located in Florida, New York, California and Puerto Rico. As of May 1, 1999, we had 49 stores in Florida, 40 stores in New York, 34 stores in California and 41 stores in Puerto Rico. We plan to expand within these markets. As a result, we are susceptible to fluctuations in our business caused by severe weather, natural disasters or adverse economic conditions in these geographic regions. See "Business--Location and Format of Our Stores."

We rely on third-party computer systems that may not be year 2000 compliant.

The year 2000 issue concerns the potential exposures related to the automated generation of erroneous business and financial information resulting from the fact that some computer systems and programs use two digits, rather than four, to define the applicable year of business transactions. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether. We have completed a review of our information technology and non-information technology systems to determine whether they are year 2000 compliant. As a result of this review, we believe that our computer programs should be able to continue to operate effectively after December 31, 1999. However, in addition to our own systems, we rely directly and indirectly on external systems of our suppliers, landlords, banks, utilities providers and other third parties. We are currently in the process of asking our significant suppliers about their year 2000 compliance. To date, we are not aware of any third-party year 2000 issues that will adversely affect us. However, we have no means of ensuring that the third parties with whom we deal will be year 2000 compliant. Year 2000 problems experienced by third parties with whom we interact may negatively impact our ability to process purchasing and sales information and to perform other automated functions which, in turn, may negatively impact our revenues and our ability to service or repay the notes . See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Some of our distribution center employees are represented by a union. As a result, we may be more vulnerable to work stoppages.

As of May 1, 1999, Local 2326 of the UAW/AFL/CIO represented 132 employees at our distribution center in North Bergen, New Jersey. The collective bargaining agreement covering these employees expires on January 31, 2002. Although we believe that we have good relations with our union employees and never have experienced a work stoppage, we may be subject to work stoppages in the future. Any work stoppages could decrease our revenues and profitability.

We may not be able to raise enough money to finance the change of control offer required by the indenture relating to the notes. If there is a change of control, we could be in default under the indenture.

If a "change of control" occurs, we will be required under the indenture to offer to repurchase all outstanding notes and exchange notes. In general, a change of control includes sales of our capital stock or assets, mergers or liquidations. We may not have sufficient funds at the time of the change of control to make the required repurchases, or restrictions in our revolving credit facility may prohibit the repurchases. If we cannot raise enough money to finance the change of control offer, we would be in default under the indenture. See "Description of the Notes--Repurchase at Your Option."

You will be required to recognize income for federal tax purposes prior to receiving cash payments on the notes.

The outstanding notes were issued with original issue discount for federal income tax purposes. The exchange notes will also have original issue discount. As a result, you will be required to include the original issue discount in your gross income for federal income tax purposes as it accrues in advance of the receipt of cash payments on the notes, regardless of whether you are a cash or accrual basis taxpayer. See "Material Federal Income Tax Considerations-- Other Tax Considerations--United States Holders--Taxation of Original Issue Discount."

Our obligations under the notes could be voided under federal or state fraudulent transfer laws.

Our obligations under the notes could be voided under federal or state fraudulent transfer laws if a bankruptcy case or other lawsuit is commenced by or on behalf of our creditors. Specifically, a court could void all or part of the notes, subordinate the notes to our existing and future debt or take other action detrimental to you if the court determines that we either:

 . issued the notes with the intent to hinder, delay or defraud our existing or future creditors; or

 . received less than reasonably equivalent value or fair consideration for issuing the notes and we:

  .  were insolvent at the time of issuance;

  . were rendered insolvent by reason of the issuance and the application of the proceeds of the notes;

  . were engaged or were about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital; or

  . intended to incur, or believed that we would incur, debts beyond our ability to pay these debts as they mature.

The measure of our insolvency for purposes of this determination will vary depending upon the law applied in the case. Generally, however, we would be considered insolvent at a particular time if:

 . the sum of our debts, including our contingent liabilities, exceeded the fair saleable value of our assets;

 . the fair saleable value of our assets was less than the amount that would be required to pay the probable liability on our existing debts, including our contingent liabilities, as they become absolute and matured; or

 .  we could not pay our debts as they become due.

We issued the outstanding notes, and will issue exchange notes, in good faith and for proper purposes and without the intent to hinder, delay or defraud our creditors. We believe that, after the private placement and the application of the proceeds of the outstanding notes, we were solvent, had sufficient capital for carrying on our business and were able to pay our debts as they matured. However, a court may apply a different standard or disagree with our view.

You may find it difficult to resell the exchange notes due to the lack of a public trading market.

The exchange notes are new securities for which there is no existing market. Accordingly, we cannot predict whether a liquid market will develop for the exchange notes. The notes are eligible for trading in the Private Offerings, Resales and Trading Through Automated Linkages Market (PORTAL). U.S. Bancorp Investments, Inc. and CIBC World Markets Corp., the initial purchasers of all of the outstanding notes, have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making may be discontinued at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system. The liquidity of, and trading market for, the exchange notes also may be adversely affected by general declines in the market for similar securities or by changes in our financial performance. A market decline may decrease the liquidity and increase the volatility of the exchange notes independent of our financial performance and prospects.

We have not independently verified the teen market data contained in this prospectus. It may be inaccurate or based on faulty assumptions.

This prospectus includes information about the teen market. This information indicates that the teen market is large and rapidly growing, has significant discretionary income which is increasing and spends a significant percentage of discretionary income on apparel. We obtained this information from a well-known information source, but we have not independently verified the information. The teen market may not be as large as reported or growing at the reported rate. In addition, teenagers may not have as much discretionary income as reported, and their discretionary income may not be increasing as reported. Furthermore, teenagers may not currently spend or continue to spend the reported amount of their income on apparel. An adverse change in the size, growth rate, purchasing power or purchasing habits of the teen market would decrease our profitability.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Your participation in the exchange offer is voluntary. You should carefully consider whether or not to participate. You are urged to consult your financial and tax advisors before making your decision.

We entered into a registration rights agreement with the initial purchasers of the outstanding notes, in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. This prospectus is part of that registration statement. We also agreed to use our reasonable best efforts to cause the exchange offer to close within 30 business days after the Securities and Exchange Commission declares the registration statement effective. The exchange notes have terms identical in all material respects to the outstanding notes, except that the exchange notes will not be subject to the transfer restrictions and a requirement to pay additional interest for failure to observe specified obligations in the registration rights agreement that apply to the outstanding notes. The outstanding notes were issued on May 17, 1999. Outstanding notes that are not tendered in the exchange offer will remain outstanding and continue to accrue interest. Their holders will be entitled to the rights and benefits under the indenture relating to the notes.

Under the registration rights agreement, we also agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement regarding the resale of the outstanding notes and to keep that registration statement effective for at least two years after their issuance, or until they have all been sold, if:

 .  applicable law does not permit us to effect this exchange offer;

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that law or SEC policy prohibits the holder from participating in this exchange offer;

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that the holder may not resell the exchange notes to the public without delivering a prospectus, and this prospectus is not appropriate or available for use in resales by the holder; or

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that the holder is a broker-dealer and holds outstanding notes acquired directly from us or any of our "affiliates," as defined in Rule 144 under the Securities Act of 1933.

If we fail to comply with our obligations under the registration rights agreement, we must pay liquidated damages to holders of the outstanding notes. See "Description of the Notes--Registration Rights Agreement."

If you want to exchange outstanding notes for exchange notes, you must represent that:

 . you are acquiring the exchange notes in the ordinary course of your business;

 . you are not participating, do not intend to participate and have no understanding with any person to participate in a distribution of the exchange notes; and

 .  you are not an "affiliate" of ours within the meaning of Rule 144.

If you cannot so represent, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

Resale of Exchange Notes

Based on SEC no-action letters issued to unrelated third parties, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, if you can make the representations described in the preceding paragraph.

If you tender outstanding notes with the intent to participate in a distribution of the exchange notes, or if you are our "affiliate" within the meaning of Rule 144:

 . you may not rely on the position of the SEC staff enunciated in letters to Morgan Stanley and Co., Inc. or Exxon Capital Holdings Corporation or similar interpretive letters;

 . you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction, including being named as a selling note holder; and

 . an effective registration statement containing the selling security holder information required by Regulation S-K Item 507 or 508, as applicable, must cover that resale.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus.

If you are a broker-dealer, you may participate in the exchange offer only if you acquired the outstanding notes as a result of market-making or other trading activities. In order to resell outstanding notes or exchange notes, brokers and dealers who acquired their notes from us may not rely on the SEC staff interpretations described. Instead, they must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 and be named as selling noteholders. See "Plan of Distribution."

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part, we will accept for exchange any outstanding notes that you properly tender and do not withdraw prior to the expiration date. This exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. We will issue to you $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes that you surrender. You may tender outstanding notes only in integral multiples of $1,000.

The exchange notes have terms identical in all material respects to the outstanding notes, except that the exchange notes:

 .  will be registered under the Securities Act of 1933;

 .  will not bear transfer restriction legends; and

 . will not provide for any liquidated damages upon our failure to file, and cause to be declared effective, a registration statement as required in the registration rights agreement.

The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that relates to the outstanding notes. Consequently, both outstanding notes and exchange notes will be treated as a single class of debt securities under the indenture. For a description of the indenture, see "Description of the Notes."

We have fixed the close of business on    , 1999 as the record date for
determining whether this prospectus and the letter of transmittal will be mailed initially to a particular holder of outstanding notes. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes on the record date. There will be no fixed record date for determining whether you are entitled to participate in this exchange offer. To participate, you must be a holder of outstanding notes.

We will have accepted properly tendered outstanding notes for exchange when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us and delivering the exchange notes to you. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate this exchange offer, and to refuse to accept for exchange any outstanding notes not previously accepted for exchange, if any of the conditions described in "--Conditions to the Exchange Offer" occur.

If you tender outstanding notes in this exchange offer, you will not be required to pay brokerage commissions or fees or transfer taxes, subject to the instructions in the letter of transmittal. We will pay all charges and expenses, other than the taxes described below, in connection with this exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

This exchange offer will expire at 5:00 p.m., New York City time on           ,
1999, unless we extend it in our sole discretion, but in no event will this
exchange offer expire later than   , 1999, which is the date 30 business days
after the registration statement becomes effective.

We will give the exchange agent oral or written notification of the extension of this exchange offer. We will notify registered holders of outstanding notes at the record date of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

 .  to delay accepting the tender of any outstanding notes;

 . to extend or to terminate this exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions described in "--Conditions to the Exchange Offer" occur, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

 . subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

We will follow any delay in acceptance, extension, termination or amendment as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend this exchange offer in a manner that we determine to constitute a material change, we will promptly disclose that amendment in a way that will inform the holders of outstanding notes of the amendment. If we consider the change in the terms of the exchange offer to be fundamental, we will file with the SEC a post-effective amendment to the registration statement of which this prospectus is a part. We will distribute any post-effective amendment to the holders of the outstanding notes.

We have no obligation to publish, advertise or otherwise communicate any public announcement of a delay, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

We are not required to accept for exchange any outstanding notes or to issue any exchange notes. In addition, we may terminate this exchange offer before accepting any outstanding notes for exchange if, in our reasonable judgment:

 . this exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC; or

 . any action or proceeding has been instituted or threatened in any court or by or before any governmental agency regarding this exchange offer that would reasonably be expected to impair our ability to proceed with this exchange offer.

Furthermore, we are not obligated to accept for exchange any outstanding notes that you tender if you have not made to us:

 .  the representations described in "--Purpose and Effect of the Exchange
   Offer"; and

 . other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act of 1933.

We reserve the right, at any time, to extend the time period of this exchange offer, but in no event will this exchange offer be open for less than 20 business days or more than 30 business days. Therefore, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension. During any extension, all outstanding notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange. We will return any outstanding notes that, for any reason, we do not accept for exchange without expense to you as promptly as practicable after the expiration or termination of this exchange offer.

We reserve the right to amend or terminate this exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, if either of the conditions described above occur. We will give oral or written notice of any extension, amendment, non-acceptance or termination to holders of outstanding notes as promptly as practicable.

These conditions are solely for our benefit, and we may assert them or waive them in whole or in part at any time in our sole discretion, subject to the terms of the registration rights agreement. If at any time we fail to exercise any of our foregoing rights, our failure will not be a waiver of our right. Each right is an ongoing right that we may assert at any time.

In addition, we will not accept for exchange any outstanding notes that you tender and will not issue to you any exchange notes, if at that time the registration statement of which this prospectus is a part contains a material misstatement or if any stop order has been issued with respect to the registration statement or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

You may participate in this exchange offer only if you are a holder of outstanding notes. To tender in this exchange offer, you must:

 . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

 . have the signature on the letter of transmittal guaranteed, if required by the letter of transmittal; and

 . mail or deliver the letter of transmittal, or facsimile, to the exchange agent before the expiration date.

In the alternative, you may comply with The Depository Trust Company, known as DTC, automated tender offer program procedures described below.

In addition:

 . the exchange agent must receive your outstanding notes along with the letter of transmittal;

 . the exchange agent must receive, before the expiration date, a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent's account at DTC, according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

 .  you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth in "--Exchange Agent" before the expiration date. If you do not withdraw your tender before the expiration date, then we will have an agreement with you under the terms and conditions described in this prospectus and the letter of transmittal.

You choose and bear the risk of the delivery method for the outstanding notes, the letter of transmittal and all other required documents. We recommend that you use an overnight or hand delivery service. In all cases, you should allow ample time for delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company or other nominees to effect these actions for you. Delivery occurs only when actually received or confirmed by the exchange agent.

If you wish to exchange outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you should promptly contact the person in whose name your outstanding notes are registered and instruct that person to tender on your behalf. If you want to tender on your own behalf, before completing and executing the letter of transmittal and delivering the outstanding notes, you must either:

 .  arrange to register ownership of the outstanding notes in your name; or

 . obtain a completed bond power from the registered holder of the outstanding notes.

Transferring registered ownership may take a long time and might not be completed before the expiration date.

Your signature on the letter of transmittal or the notice of withdrawal described below must be guaranteed by:

 .  a member firm of a registered national securities exchange or the National
   Association of Securities Dealers, Inc.;

 . a commercial bank or trust company that has an office or correspondent in the United States; or

 . another "eligible institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934;

unless you tender the outstanding notes:

 .  and you, as a registered holder, have not completed the box entitled
   "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

 .  for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, then a completed bond power must accompany the outstanding notes or you must endorse the outstanding notes. You must sign the bond power as your name appears on the outstanding notes. An eligible institution must guarantee your signature.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should indicate their titles when signing. They should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal, unless we waive this requirement.

The exchange agent and DTC have confirmed that any financial institution that participates in DTC's system may use DTC's automated tender offer program to tender. Participants in the program may, instead of manually completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance electronically by having DTC transfer the outstanding notes to the exchange agent according to DTC's transfer procedures. DTC will then send an agent's message to the exchange agent. An agent's message is a message transmitted by DTC and received by the exchange agent and forms part of the book-entry confirmation to the effect that:

 . DTC has received an express acknowledgment from a participant in DTC's automated tender offer program that is tendering outstanding notes that are the subject of book-entry confirmation;

 . the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

 .  the agreement is enforceable against the participant.

We will determine in our sole discretion all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the outstanding notes that you tender. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes if acceptance would be unlawful in our counsel's opinion. We also reserve the right to waive any defects, irregularities or conditions of tender. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless we waive any defects or irregularities regarding your tender, you must cure them within a time period determined by us. Although we intend to notify you of defects or irregularities regarding your tender, neither we, the exchange agent nor any other person will incur any liability for failure to give notice. Your tender is not effective until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered will be returned to the exchange agent without cost to you, unless the letter of transmittal instructs otherwise, as soon as practicable after the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we accept for exchange only after the exchange agent timely receives:

 . outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent's account at DTC; and

 . a properly completed and signed letter of transmittal and all other required documents or a properly transmitted agent's message.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent will establish an account at DTC for purposes of this exchange offer. Financial institutions participating in DTC's system may make book-entry delivery of outstanding notes by having DTC transfer the outstanding notes into the exchange agent's account at DTC. If you are unable to deliver confirmation of the book-entry tender of your outstanding notes into the exchange agent's account at DTC, or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, you must tender according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you want to tender but your outstanding notes are not immediately available or you cannot deliver them, the letter of transmittal or any other required documents to the exchange agent, or comply with the applicable procedures under DTC's automated tender offer program prior to the expiration date, then you may tender if:

 .  you tender through an eligible institution;

 . before the expiration date, the exchange agent receives from the eligible institution either a properly completed and signed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery that:

  . contains your name and address and the registered number and principal amount of the outstanding notes that you are tendering;

  .  states that the tender is being made; and

  . guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible institution will deposit with the exchange agent the letter of transmittal, or a facsimile, with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal; and

 . the exchange agent receives a properly completed and signed letter of transmittal, or a facsimile, with all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

The exchange agent will send you upon request a notice of guaranteed delivery. You should request a notice of guaranteed delivery if you want to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal of Tenders

Except as provided elsewhere in this prospectus, you may withdraw your tenders at any time before the expiration date. For an effective withdrawal:

 . the exchange agent must receive a written withdrawal notice, by facsimile or letter, at one of the addresses specified in "--Exchange Agent"; or

 .  you must follow DTC's automated tender offer program procedures.

Any withdrawal notice must:

 .  contain your name;

 . identify the outstanding notes that you are withdrawing, including the principal amount; and

 . if certificates for outstanding notes have been transmitted, specify the name of the registered holder of the outstanding notes, if you are not the registered holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, before the release of the certificates, you must also submit:

 .  the serial numbers of the certificates to be withdrawn; and

 . a signed notice of withdrawal with your signature guaranteed by an eligible institution, unless you are an eligible institution.

If you tender outstanding notes according to the procedure for book-entry transfer described above, the withdrawal notice must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and must otherwise follow DTC procedures. We will determine all questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. All outstanding notes that are withdrawn will not be validity tendered for exchange. Outstanding notes that are tendered but are not exchanged for any reason will be returned without cost to you. If your outstanding notes are tendered by book-entry transfer into the exchange agent's account at DTC, they will be returned to you by a credit to the DTC account for outstanding notes. Return of outstanding notes will be made as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may tender properly withdrawn outstanding notes by following the procedures described in "--Procedures for Tendering" at any time on or before the expiration date.

Exchange Agent

U.S. Bank Trust National Association is the exchange agent. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

  By registered or certified mail:

                                            By overnight courier or by hand:

U.S. Bank Trust National Association      U.S. Bank Trust National Association
           P.O. Box 64485                    Fourth Floor--Bond Drop Window
   St. Paul, Minnesota 55164-9549                  180 East 5th Street
      Attn: Specialized Finance                 St. Paul, Minnesota 55101
                                                Attn: Specialized Finance

        By facsimile transmission (for eligible institutions only):

                      U.S. Bank Trust National Association
                                 (651) 244-1537
                           Attn: Specialized Finance

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above will not constitute valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We are primarily soliciting by mail. However, our officers and those of our affiliates may further solicit by telegraph, telephone or in person.

We have not retained any dealer-manager for this exchange offer and will not make any payments to broker-dealers or others who solicit tenders. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses for this exchange offer. Total expenses are
estimated to be approximately $        . They include:

 .  SEC registration fees;

 .  fees and expenses of the exchange agent and trustee;

 .  accounting and legal fees and printing costs; and

 .  related fees and expenses.

Transfer Taxes

In general, we will pay all transfer taxes. You, however, will be required to pay transfer taxes imposed on you or any other person if:

 . certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or to be issued in the name of, any person other than you;

 . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

 . a transfer tax is imposed for any reason other than the exchange of outstanding notes under this exchange offer.

If you do not submit satisfactory evidence of payment of transfer taxes with the letter of transmittal, we will bill you for the amount of the transfer taxes.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes, you will remain subject to the transfer restrictions of the outstanding notes:

 . as stated in the legend printed on the outstanding notes because they were issued under the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws; and

 . as described in the offering memorandum distributed with the private placement.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act of 1933 or the offer or sale is exempt from registration under the Securities Act of 1933 and applicable state securities laws. We do not intend to register resales of the outstanding notes under the Securities Act of 1933.

In the future, we may try to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or by other methods. However, we have no present plans to acquire any outstanding notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes are reflected on the date of exchange. The carrying value is the aggregate principal amount net of original issue discount. We will not recognize any gain or loss for accounting purposes. We will amortize the expenses of this exchange offer over the term of the exchange notes.

                                THE ACQUISITION

In August 1998, Jay and Scott Galin and an investor group led by affiliates of Pegasus Investors, L.P. acquired the assets of the junior apparel retail business that was then conducted by G & G Shops, Inc. with the approval of the U.S. Bankruptcy Court for the Southern District of New York in accordance with the United States Bankruptcy Code. We acquired the business for $132.0 million in cash and the assumption of specified liabilities. In addition, Holdings issued 15,000 shares of class C common stock to G & G Shops. A portion of the cash purchase price was financed with debt, consisting of senior bridge notes, in the aggregate principal amount of $90.0 million. The senior bridge notes were repaid with the net proceeds of the private placement of the outstanding notes. See "Use of Proceeds."

Pegasus Investors managed the acquisition process by structuring the transaction, arranging the financing and negotiating the acquisition documentation. In the acquisition, Pegasus Investors received approximately 51.1% of the voting common stock and all of the series B preferred stock of Holdings in exchange for an investment of approximately $31.4 million.

                                USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will be tendered an equal principal amount of outstanding notes. The outstanding notes tendered and accepted will be retired and canceled and may not be reissued. Therefore, issuance of the exchange notes will not result in any change in our capitalization.

The net proceeds to us from the private placement of the outstanding notes was approximately $94.0 million, after deducting the original issue discount of $7.3 million and $5.7 million of placement fees, transaction fees and expenses. Of those net proceeds, we used $90.6 million to repay in full all of the senior bridge notes, including accrued interest of $600,000. The senior bridge notes accrued interest at the one-month London Inter-Bank Offered Rate (LIBOR) plus 6% (10.9% as of May 17, 1999, the date on which they were repaid). We expect to use the balance of the net proceeds from the private placement for general corporate purposes.

                                 CAPITALIZATION

The following table sets forth, as of May 1, 1999, our actual capitalization and our pro forma capitalization, as adjusted, to give effect to the private placement of the outstanding notes. You should read this table in conjunction with "Unaudited Pro Forma Consolidated Financial Statements," "Selected Financial and Operating Data" and the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                 May 1, 1999
                                                              -----------------
                                                                         Pro
                                                               Actual   Forma
(Dollars in thousands)                                        -------- --------
Cash......................................................... $  5,332 $  9,292
                                                              ======== ========
Long-term debt:
  Revolving credit facility(1)............................... $    --  $    --
  Senior bridge notes(2).....................................   90,000      --
  11% senior notes due 2006(2)(3)............................      --    99,190
                                                              -------- --------
    Total long-term debt.....................................   90,000   99,190
Redeemable equity............................................      --       --
Stockholder's equity(4)......................................   51,444   51,464
                                                              -------- --------
    Total capitalization..................................... $141,444 $150,654
                                                              ======== ========

--------

(1) The revolving credit facility, which matures in October 2001, provides for revolving loans of up to $20.0 million, including a sublimit of $10.0 million for letters of credit. As of May 1, 1999, we had no borrowings outstanding under the revolving credit facility, but $681,000 in letters of credit were outstanding and $15.5 million was available for future borrowing.

(2) A portion of the net proceeds of the outstanding notes was used to repay the senior bridge notes. See "Use of Proceeds."

(3) Net of original issue discount of $7.3 million and the $470,000 value assigned to the warrants to purchase class D common stock of Holdings.

(4) We wrote off $450,000 in deferred financing costs, net of tax, associated with the senior bridge notes that is reflected as an adjustment to stockholder's equity in our pro forma capitalization. Stockholder's equity includes a $470,000 capital contribution by Holdings in connection with the issuance of the warrants to purchase Holdings class D common stock.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are based on historical combined financial statements related to the business acquired in the acquisition and the historical consolidated financial statements of G+G Retail, as adjusted to illustrate the estimated effects of the acquisition and the private placement. The acquisition purchase price was $156.4 million, consisting of:

 .  $132.0 million in cash;

 .  the assumption of $23.3 million in liabilities; and

 . the issuance of a class of common stock of Holdings, that was valued at $1.1 million.

On May 17, 1999, we closed the private placement of $107.0 million face amount of our 11% senior notes due May 15, 2006 and warrants to purchase Holdings class D common stock at an exercise price of $0.01 per share. There was original issue discount of $7.3 million related to the issuance of the outstanding notes. Most of the net proceeds of the private placement were used to repay the senior bridge notes and to pay fees related to the private placement, and the balance of the net proceeds will be used for general corporate purposes. The outstanding notes, net of original issue discount and the $470,000 value assigned to the warrants to purchase Holdings stock, were recorded at approximately $99.2 million. See "The Acquisition" and "Use of Proceeds."

The unaudited pro forma consolidated balance sheet as of May 1, 1999 gives effect to the private placement of the outstanding notes and the $470,000 capital contribution made by Holdings representing the value of the warrants, as if we had closed the private placement on May 1, 1999. The unaudited pro forma consolidated statement of operating data for fiscal 1999 and the three months ended May 1, 1999 gives effect to the acquisition, the private placement and the $470,000 capital contribution by Holdings, as if each had occurred on February 1, 1998. The unaudited pro forma consolidated statements of income for fiscal 1999 and the three months ended May 1, 1999 do not reflect the write-off of the unamortized portion of the financing costs, net of tax, related to the acquisition. This write-off will be treated as an extraordinary item in our financial statements for the second quarter of fiscal 2000.

The unaudited pro forma consolidated statements of income and the unaudited pro forma consolidated balance sheet may not accurately represent what our results of operations or financial condition would have been if the acquisition, the private placement and the $470,000 capital contribution had occurred on the dates indicated. In addition, they may not be indicative of our financial results or financial condition for any future periods. The unaudited pro forma consolidated financial statements are based upon assumptions that we believe are reasonable. You should read this information in conjunction with the historical combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

                                G+G Retail, Inc.

                 Unaudited Pro Forma Consolidated Balance Sheet

                             As of May 1, 1999

                                                          Pro Forma
                                              Historical Adjustments   Pro Forma
(Dollars in thousands)                        ---------- -----------   ---------
Assets
Current assets:
  Cash......................................   $  5,332    $99,660 (1) $  9,292
                                                           (90,000)(1)
                                                            (5,700)(2)
  Accounts receivable.......................        452                     452
  Inventories...............................     21,897                  21,897
  Prepaid expenses..........................      3,253                   3,253
  Deferred tax assets.......................        645                     645
                                               --------    -------     --------
Total current assets........................     31,579      3,960       35,539
Property and equipments, net................     23,590                  23,590
Intangible assets...........................    115,489       (804)(3)  120,385
                                                             5,700 (2)
Deferred tax assets.........................        785                     785
Other assets................................        207                     207
                                               --------    -------     --------
Total assets................................   $171,650    $ 8,856     $180,506
                                               ========    =======     ========
Liabilities and stockholder's equity
Current liabilities:
  Accounts payable..........................   $ 15,852                $ 15,852
  Accrued expenses..........................     13,132                  13,132
  Income taxes payable......................      1,222       (354)(3)      868
                                               --------    -------     --------
Total current liabilities...................     30,206       (354)      29,852
Long-term debt..............................     90,000    (90,000)(1)   99,190
                                                           107,000 (1)
                                                            (7,340)(1)
                                                              (470)(4)
                                               --------    -------     --------
Total liabilities...........................    120,206      8,836      129,042
Commitments and contingencies
Stockholder's equity:
  Common stock, par value $0.01 per share,
   1,000 shares authorized, 10 shares issued
   and outstanding..........................        --                      --
  Additional paid-in capital................     49,828        470 (4)   50,298
  Retained earnings.........................      1,616       (450)(3)    1,166
                                               --------    -------     --------
Total stockholder's equity..................     51,444         20       51,464
                                               --------    -------     --------
Total liabilities and stockholder's equity..   $171,650    $ 8,856     $180,506
                                               ========    =======     ========

            Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1) Represents the private placement of $107.0 million face amount of outstanding notes, net of original issue discount of $7.3 million, and repayment of the senior bridge notes. The net proceeds before financing fees from the private placement were $99.7 million.

(2) Represents deferred financing costs associated with the outstanding notes, including underwriting, professional and offering costs of approximately $4.7 million and a $1.0 million placement fee paid to Pegasus Investors for financial advisory services. See "The Acquisition."

(3) Eliminates deferred financing costs associated with the senior bridge notes and reflects the related tax adjustment using an effective tax rate of 44%.

(4) Represents the $470,000 value of the warrants issued by Holdings in the private placement and recorded as a capital contribution to us, as approved by the board of directors of Holdings and our board of directors.

                                G+G Retail, Inc.

              Unaudited Pro Forma Consolidated Statement of Income

                              for Fiscal 1999



                           Acquired
                            Assets      G+G Retail
                          -----------   -----------  Pro Forma      Pro Forma   Pro Forma
                          February 1,   August 29,  Adjustments    Fiscal 1999 Adjustments
                            1998 to       1998 to   Reflecting     Reflecting  Reflecting
                          August 28,    January 30,     the            the       Private       Pro Forma
                             1998          1999     Acquisition    Acquisition  Placement     Fiscal 1999
                          -----------   ----------- -----------    ----------- -----------    -----------
(Dollars in thousands)
Net sales...............   $162,823      $131,567                   $294,390                   $294,390
Cost of sales (including
 occupancy costs).......    106,056        79,267                    185,323                    185,323
Selling, general,
 administrative
 and buying expenses....     49,330(1)     36,170      (3,300)(2)     81,188                     81,188
                                                       (1,012)(3)
Depreciation and
 amortization expense...      2,845         5,141         820 (4)     11,074                     11,074
                                                        2,268 (5)
                           --------      --------     -------       --------     -------       --------
Operating income........      4,592        10,989      (1,224)        16,805                     16,805
Interest expense, net...        --          7,395       8,400 (6)     17,195      (1,748)(7)     13,861
                                                        1,400 (8)                    814 (9)
                                                                                  (2,400)(10)
                           --------      --------     -------       --------     -------       --------
Income (loss) before
 provision for
 income taxes...........      4,592         3,594      (8,576)          (390)      3,334          2,944
Provision (benefit) for
 income taxes...........      1,892         1,581      (3,647)(11)      (174)      1,466 (11)     1,292
                           --------      --------     -------       --------     -------       --------
Net income (loss).......   $  2,700      $  2,013     $(4,929)      $   (216)    $ 1,868       $  1,652
                           ========      ========     =======       ========     =======       ========
Ratio of earnings to
 fixed charges(12)......        2.1x          1.3x                       --                         1.1x

  See Notes to Unaudited Pro Forma Consolidated Statement of Income for Fiscal
                                   1999.

         Notes to Unaudited Pro Forma Consolidated Statement of Income

                              for Fiscal 1999

(1) Includes royalty expense and store closing expenses. See Note 3.

(2) Eliminates a success fee paid to Jay Galin, our chairman of the board and chief executive officer, and Scott Galin, our president and chief operating officer, in connection with their assistance in the acquisition.

(3) Eliminates royalty expenses charged by Petrie Retail for the use of trademarks that we purchased in the acquisition.

(4) Represents additional depreciation associated with the $5.6 million step-up in the value of property and equipment with a four-year useful life.

(5) Represents additional amortization of $116.0 million of goodwill associated with the acquisition. The amortization period for goodwill is 30 years.

(6) Represents additional interest expense and quarterly fees for the period from February 1, 1998 to August 28, 1998 of $6.3 million and $2.1 million. We base additional interest expense on the $90.0 million aggregate principal amount of the senior bridge notes, which accrued interest at LIBOR plus 6% per annum (12.0%). Quarterly fees equalled 1% per quarter on the aggregate unpaid principal amount of the senior bridge notes. The remaining five months of interest expense and fees are included in the January 30, 1999 statement of income.

(7) Records a reduction to interest expense to reflect the lower interest rate on the outstanding notes than on the senior bridge notes and the elimination of the quarterly fees on the senior bridge notes, as if the outstanding notes had been issued and the senior bridge notes repaid on February 1, 1998. The reduction is comprised of:

   Interest on $90.0 million of senior bridge notes.............. $(10,693,000)
   1% quarterly fee on senior bridge notes.......................   (3,600,000)
   Interest expense on outstanding notes at 11%..................   11,770,000
   Amortization of original issue discount.......................      708,000
   Amortization of value assigned to warrants....................       67,000
                                                                  ------------
                                                                  $ (1,748,000)
                                                                  ============

   Interest was payable on the senior bridge notes at LIBOR plus 6% per annum (11.6% at January 30, 1999). We amortized the original issue discount of $7.3 million, the difference between the face amount of the outstanding notes and the proceeds received, over seven years based on a present-value amortization table. We amortized the discount for the $470,000 value assigned to the warrants on a straight-line basis over seven years. A 1/8% change in the interest rate would have resulted in a difference of approximately $133,750 in interest costs for fiscal 1999.

(8) Records additional amortization of $2.4 million in deferred financing costs related to the senior bridge notes as if they were outstanding on February 1, 1998. We amortized the deferred financing costs on a straight line basis over 12 months, which was the life of the senior bridge notes. This adjustment represents seven months of pro forma amortization of deferred financing costs. The remaining five months of pro forma amortization is included in the statement of income for fiscal 1999.

(9) Represents amortization of $5.7 million in deferred financing costs over seven years, which is the life of the outstanding notes, as if the outstanding notes were outstanding on February 1, 1998.

(10) Eliminates amortization of $2.4 million in deferred financing costs related to the senior bridge notes. We will write off the unamortized portion of $450,000 in deferred financing costs, net of tax, and treat it as an extraordinary item in our statement of income in the second quarter of fiscal 2000 when the senior bridge notes are repaid.

(11)  Represents income tax provision at an effective tax rate of 44%.

(12) Computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt, amortization of debt issuance costs, amortization of original issue discount with respect to the outstanding notes, the value assigned to the warrants issued by Holdings and the estimated interest component of rental expense. For pro forma fiscal 1999, which reflects the acquisition, earnings were insufficient to cover fixed charges by $390,000.

                                G+G Retail, Inc.

         Unaudited Pro Forma Consolidated Statement of Operations
                     for the Three Months Ended May 1, 1999

                                                                    Pro Forma
                                     January 31, 1999                 First
                                            to         Pro Forma     Quarter
                                       May 1, 1999    Adjustments  Fiscal 2000
                                     ---------------- -----------  -----------
(Dollars in thousands)
Net sales...........................     $72,733                     $72,733
Cost of sales (including
 occupancy costs)...................      46,374                      46,374
Selling, general, administrative
 and buying expenses................      20,728                      20,728
Depreciation and amortization
 expense............................       3,173                       3,173
                                         -------         -----       -------
Operating income....................       2,458                       2,458
Interest expense, net...............       3,168         $ 452 (1)     3,217
                                                          (607)(2)
                                                           204 (3)
                                         -------         -----       -------
Loss before provision for
 income taxes.......................        (710)          (49)         (759)
Benefit for income taxes............        (313)          (21)(4)      (334)
                                         -------         -----       -------
Net loss............................     $  (397)        $ (28)      $  (425)
                                         =======         =====       =======
Ratio of earnings to fixed
 charges(5).........................         --                          --

     Notes to Unaudited Pro Forma Consolidated Statement of Operations
                     for the Three Months Ended May 1, 1999

(1) Represents an increase to interest expense to reflect the higher interest rate on the outstanding notes than on the senior bridge notes and the elimination of the quarterly fees on the senior bridge notes, as if the outstanding notes had been issued and the senior bridge notes repaid on February 1, 1998. The reduction is comprised of:

   Interest on $90.0 million senior bridge notes................. $(2,380,000)
   1% quarterly fee on senior bridge notes (amount for one
    month).......................................................    (300,000)
   Interest expense on outstanding notes at 11%..................   2,943,000
   Amortization of original issue discount.......................     172,000
   Amortization of value assigned to warrants....................      17,000
                                                                  -----------
                                                                  $   452,000
                                                                  ===========

   Interest was payable on the senior bridge notes at LIBOR plus 6% per annum (10.9% at May 1, 1999). We amortized the original issue discount of $7.3 million, the difference between the face amount of the outstanding notes and the proceeds received, over seven years based on a present-value amortization table. We amortized the discount for the $470,000 value assigned to the warrants on a straight-line basis over seven years. A 1/8% change in the interest rate would have resulted in a difference of approximately $33,438 in interest costs for the three months ended May 1, 1999.

(2) Eliminates amortization of $2.4 million in deferred financing costs related to the senior bridge notes. We amortized the deferred financing costs on a straight-line basis over 12 months, which was the life of the senior bridge notes. We will write off the unamortized portion of $450,000 in deferred financing costs, net of tax, and will treat it as an extraordinary item in our statement of operations in the second quarter of fiscal 2000 when the senior bridge notes are repaid.

(3) Represents amortization of $5.7 million in deferred financing costs over seven years, which is the life of the outstanding notes, as if the outstanding notes were outstanding on February 1, 1998.

(4)  Represents income tax provision at an effective tax rate of 44%.

(5) Computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt, amortization of debt issuance costs, amortization of original issue discount with respect to the outstanding notes, the value assigned to the warrants issued by Holdings and the estimated interest component of rental expense. For the three months ended May 1, 1999 (actual and pro forma), earnings were insufficient to cover fixed charges by $710,000 and $759,000, respectively.

                     SELECTED FINANCIAL AND OPERATING DATA

We account for our operations on a fiscal year rather than calendar year basis. As a result, we present information on a fiscal year basis in this prospectus. Each reference to a "fiscal year" means the 52- or 53-week fiscal year that ends on the Saturday nearest January 31 in the particular calendar year. For example, references to "fiscal 1999" mean the fiscal year ended January 30, 1999. Fiscal 1996 consisted of 53 weeks.

We derived the following selected financial and operating data for:

 . the combined balance sheets as of January 28, 1995 and February 3, 1996 and the related combined statements of operations and cash flows for fiscal 1995 from the unaudited financial statements of the companies from which we acquired our business in the acquisition;

 . the combined balance sheets as of February 1, 1997 and January 31, 1998 and the related combined statements of operations and cash flows for fiscal 1996, 1997 and 1998 and the seven months ended August 28, 1998 from the audited financial statements of these companies;

 . the combined balance sheet as of May 2, 1998 and the related combined statements of operations and cash flows for the three months ended May 2, 1998 from the unaudited financial statements of these companies;

 . the consolidated balance sheet as of January 30, 1999 and the related consolidated statements of income and cash flows for the five months ended January 30, 1999 from our audited financial statements; and

 . the consolidated balance sheet as of May 1, 1999 and the related consolidated statements of income and cash flows for the three months ended May 1, 1999 from our unaudited financial statements.

Combined financial statements include the accounts of G & G Shops and stores operated by G & G Shops that were owned by subsidiaries of Petrie Retail. In the acquisition, we purchased the assets of all of the stores that G & G Shops operated and the trademarks used in our business.

The pro forma financial and operating data for fiscal 1999 and the three months ended May 1, 1999 are intended to reflect how our business would have looked if we had closed the acquisition and the private placement of the outstanding notes and the warrants of Holdings on February 1, 1998. The pro forma balance sheet data as of May 1, 1999 are intended to reflect how our business would have looked if we had closed the private placement on May 1, 1999. The pro forma statement of operations data do not reflect the write-off of the unamortized portion of the financing costs, net of tax, related to the acquisition. We will treat this write-off as an extraordinary item in our financial statements for the second quarter of fiscal 2000.

Historical and pro forma financial and operating data for fiscal 1999 and the three months ended May 1, 1999 may not be indicative of the results to be expected for future periods. G+G Retail did not conduct operations from the date of our incorporation on June 26, 1998 to August 28, 1998, when we closed the acquisition. We closed the private offering of the placement of the outstanding notes on May 17, 1999. See "The Acquisition" and "Use of Proceeds."

Our selected financial and operating data should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

                                G+G Retail, Inc.

                     Selected Financial and Operating Data

                                        Acquired Assets                            G+G Retail
                        ---------------------------------------------------  ------------------------
                                                                February 1,  August 29,
                                    Fiscal Year                   1998 to      1998 to     Pro Forma
                        --------------------------------------  August 28,   January 30,  Fiscal Year
                          1995      1996      1997      1998       1998         1999         1999
                        --------  --------  --------  --------  -----------  -----------  -----------
(Dollars in thousands,
 except sales per
 gross square
 foot)
Statement of
 Operations Data:
Net sales.........      $237,680  $243,583  $266,362  $286,938   $162,823     $131,567     $294,390
Cost of sales
 (including
 occupancy costs)..      155,940   159,262   166,636   177,765    106,056       79,267      185,323
Selling, general,
 administrative
 and buying
 expenses(1)......        75,526    78,128    76,684    79,702     49,330       36,170       81,188
Depreciation and
 amortization
 expense(2).......         8,905     5,148     4,526     4,489      2,845        5,141       11,074
                        --------  --------  --------  --------   --------     --------     --------
Operating income
 (loss)...........        (2,691)    1,045    18,516    24,982      4,592       10,989       16,805
Interest expense,
 net..............           --        --        --        --         --         7,395       13,861
                        --------  --------  --------  --------   --------     --------     --------
Income before
 provision for
 (benefit from)
 income taxes.....        (2,691)    1,045    18,516    24,982      4,592        3,594        2,944
Provision for
 (benefit from)
 income taxes.....        (1,109)      431     7,629    10,293      1,892        1,581        1,292
                        --------  --------  --------  --------   --------     --------     --------
Net income
 (loss)...........      $ (1,582) $    614  $ 10,887  $ 14,689   $  2,700     $  2,013     $  1,652
                        ========  ========  ========  ========   ========     ========     ========
Other Operating
 Data:
Sales per gross
 square foot......      $    222  $    238  $    277  $    295   $    160     $    130     $    290
Inventory
 turnover(3)......           5.1x      5.4x      6.4x      6.6x       6.0x         6.5x         6.2x
Same store sales
 increase
 (decrease)(4)....           3.1%      5.5%     13.0%      4.5%      (3.0%)       (1.1%)       (2.2%)
Capital
 expenditures:
 New stores.......      $    940  $    835  $    829  $  2,972   $  1,299     $  1,027     $  2,326
 Remodels.........           887     1,780       892     3,320      1,809        1,341        3,150
 Non-store assets
  and systems.....           576       205       231       713        292          411          703
                        --------  --------  --------  --------   --------     --------     --------
 Total capital
  expenditures....      $  2,403  $  2,820  $  1,952  $  7,005   $  3,400     $  2,779     $  6,179
                        ========  ========  ========  ========   ========     ========     ========
Number of stores:
 Beginning
  balance.........           465       441       416       395        408          415          408
 New stores
  opened..........             5         6        11        25          9           13           22
 Existing stores
  closed..........            29        31        32        12          2            6            8
                        --------  --------  --------  --------   --------     --------     --------
 Ending balance...           441       416       395       408        415          422          422
                        ========  ========  ========  ========   ========     ========     ========
Other Financial
 Data:
EBITDA as
 adjusted(6)......      $  9,721  $  9,802  $ 24,791  $ 31,305   $  8,449     $ 16,130     $ 27,879
EBITDA margin as
 adjusted(7)......           4.1%      4.0%      9.3%     10.9%       5.2%        12.3%         9.5%
Cash provided by
 (used in)
 operating
 activities.......        10,638    18,652    20,043    25,588     15,793       11,943       24,675
Cash provided by
 (used in)
 investing
 activities.......        (2,607)   (1,985)   (1,952)   (7,005)    (3,400)    (137,658)      (6,179)
Cash provided by
 (used in)
 financing
 activities.......        (9,923)  (16,498)  (18,545)  (19,069)   (14,140)     137,069      (14,140)
Royalty
 expense(8).......      $  3,507  $  3,609  $  1,749  $  1,834   $  1,012     $    --      $    --
Ratio of earnings
 to
 fixed charges(9)..          --        1.2x      3.7x      4.5x       2.1x         1.3x         1.1x
Ratio of earnings as adjusted to fixed charges(10)....................................          1.3x..
Ratio of EBITDA as adjusted to interest expense(11)...................................          2.2x..
Ratio of net debt to EBITDA as adjusted(12)...........................................          3.0x
                        Acquired
                         Assets      G+G Retail
                        ---------- ---------------------
                                                Pro
                                               Forma
                         First      First      First
                         Fiscal    Fiscal     Fiscal
                        Quarter    Quarter    Quarter
                          1999      2000       2000
                        ---------- ---------- ----------
(Dollars in thousands,
 except sales per
 gross square
 foot)
Statement of
 Operations Data:
Net sales.........      $66,398    $72,733    $72,733
Cost of sales
 (including
 occupancy costs)..      42,594     46,374     46,374
Selling, general,
 administrative
 and buying
 expenses(1)......       19,338     20,728     20,728
Depreciation and
 amortization
 expense(2).......        1,225      3,173      3,173
                        ---------- ---------- ----------
Operating income
 (loss)...........        3,241      2,458      2,458
Interest expense,
 net..............          --       3,168      3,217
                        ---------- ---------- ----------
Income before
 provision for
 (benefit from)
 income taxes.....        3,241       (710)      (759)
Provision for
 (benefit from)
 income taxes.....        1,335       (313)      (334)
                        ---------- ---------- ----------
Net income
 (loss)...........      $ 1,906    $  (397)   $  (425)
                        ========== ========== ==========
Other Operating
 Data:
Sales per gross
 square foot......      $    67    $    70    $    70
Inventory
 turnover(3)......          5.8x       6.0x       6.0x
Same store sales
 increase
 (decrease)(4)....         (4.7%)      3.4%       3.4%
Capital
 expenditures:
 New stores.......      $   714    $ 1,054    $ 1,054
 Remodels.........          736      1,888      1,888
 Non-store assets
  and systems.....          108        304        304
                        ---------- ---------- ----------
 Total capital
  expenditures....      $ 1,558    $ 3,246    $ 3,246
                        ========== ========== ==========
Number of stores:
 Beginning
  balance.........          408        422        422
 New stores
  opened..........            7          6          6
 Existing stores
  closed..........          --         --         --
                        ---------- ---------- ----------
 Ending balance...          415        428(5)     428(5)
                        ========== ========== ==========
Other Financial
 Data:
EBITDA as
 adjusted(6)......      $ 4,874    $ 5,631    $ 5,631
EBITDA margin as
 adjusted(7)......          7.3%       7.7%       7.7%
Cash provided by
 (used in)
 operating
 activities.......          378     (4,194)    (4,186)
Cash provided by
 (used in)
 investing
 activities.......       (1,558)    (3,246)    (3,246)
Cash provided by
 (used in)
 financing
 activities.......       (1,180)      (357)      (357)
Royalty
 expense(8).......      $   408    $   --     $   --
Ratio of earnings
 to
 fixed charges(9)..         2.7x       --         --
Ratio of earnings as adj.....................uste 1.0xd to fixed charges(10)....................................
Ratio of EBITDA as adjus.....................ted  1.8xto interest expense(11)...................................
Ratio of net debt to EBI.....................TDA 16.3xas adjusted(12)...........................................

                                                                                     Acquired
                                         Acquired Assets                 G+G Retail   Assets      G+G Retail
                         ----------------------------------------------- ----------- -------- ------------------
                                                                                                       Pro Forma
                         January 28, February 3, February 1, January 31, January 30,  May 2,   May 1,   May 1,
                            1995        1996        1997        1998        1999       1998     1999     1999
                         ----------- ----------- ----------- ----------- ----------- -------- -------- ---------
(Dollars in thousands)
Balance Sheet Data:
Total assets............   $31,746     $29,218     $25,818     $28,157    $167,664   $36,665  $171,650 $180,506
Total long-term debt....     7,623      12,364      20,591      20,866      90,000    20,886    90,000   99,190

                 Notes to Selected Financial and Operating Data

 (1) Selling, general, administrative and buying expenses include royalty expense and store closing expenses. See note 8 below.

 (2) In November 1994, Petrie Stores Corporation was acquired by Petrie Retail in a bargain purchase. Accordingly, the fixed assets were written down. This write-down of assets caused the substantial decrease in depreciation and amortization for fiscal 1996, 1997 and 1998.

 (3) Calculated by dividing the sum of monthly net retail sales by average monthly retail inventory.

 (4)  A store becomes comparable after it is open 12 full months.

 (5) Does not include 13 stores for which we have executed leases, but which were not open, as of May 1, 1999.

 (6) We define EBITDA as operating income plus depreciation and amortization. In addition, we have further adjusted EBITDA to add back royalty expense. See note 8. EBITDA as adjusted does not represent cash flow from operations. You should not consider EBITDA as adjusted to be an alternative to operating or net income computed in accordance with generally accepted accounting principles, an indicator of our operating performance, an alternative to cash from operating activities as determined in accordance with GAAP or a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the retail industry. As a result, we present this information to give you a more complete comparative analysis of our operating performance relative to other companies in the industry. Not all companies calculate EBITDA using the same methods. Therefore, the EBITDA as adjusted figures that we present may not be comparable to EBITDA reported by other companies.

 (7)  Computed by dividing EBITDA as adjusted by net sales.

 (8) Royalty expense represents an amount charged by Petrie Retail for the use of trademarks that we purchased in the acquisition.

 (9) Computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of:

    .interest on debt;

    .amortization of debt issuance costs;

    .amortization of original issue discount with respect to the outstanding notes;

    .the value assigned to the warrants issued by Holdings; and

    .the estimated interest component of rental expense.

   For fiscal 1995 and the three months ended May 1, 1999 (actual and pro forma), earnings were insufficient to cover fixed charges by $2.7 million, $710,000 and $759,000, respectively.

(10) Computed by dividing the sum of earnings before income taxes, amortization of goodwill and fixed charges by fixed charges. The ratio of earnings as adjusted to fixed charges is not a substitute for the ratio of earnings to fixed charges. We believe this ratio is meaningful information for analysts, investors and other interested parties.

(11) Computed by dividing EBITDA as adjusted by interest expense, including the amortization of original issue discount with respect to the outstanding notes and the value assigned to the warrants issued by Holdings, excluding amortization of deferred financing costs.

(12) Computed by dividing total debt less excess cash, where excess cash is defined as the cash balance less $3.0 million, the amount that we estimate is the minimum average balance required for our operations, by EBITDA as adjusted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the selected financial and operating data and unaudited pro forma consolidated financial statements and the historical combined and consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

Since early 1995, we have implemented an ongoing strategy to open new stores in locations that we believe are favorable for our business and to close underperforming stores. Between October 31, 1995 and January 30, 1999, we opened 59 new stores and closed 70 stores. We opened six Rave stores between January 31, 1999 and May 1, 1999, and we intend to open approximately 24 Rave stores by the end of fiscal 2000. We also expect to open six Rave Girl stores during fiscal 2000.

We achieved positive store sales growth for comparable stores that had been open for 12 full months on an annual basis in fiscal 1995, 1996, 1997 and 1998. This "same store" sales growth was 3.1% during fiscal 1995, 5.5% during fiscal 1996, 13.0% during fiscal 1997 and 4.5% during fiscal 1998. However, we experienced a 2.2% decline in same store sales in fiscal 1999. We believe that same store sales in fiscal 1999 were adversely affected by the significant time and attention that we spent in connection with:

 .  the acquisition, which took ten months to complete;

 .  the complications of Petrie Retail's bankruptcy proceedings; and

 . the liquidity problems faced as a result of Petrie Retail using substantially all excess cash to fund its own cash needs.

We closed the acquisition on August 28, 1998. We obtained financing for the acquisition by a net capital contribution by Holdings to us of $49.8 million and $90.0 million of borrowings under the senior bridge notes. We accounted for the acquisition under the purchase method of accounting. Accordingly, our pro forma financial statements for fiscal 1999 reflect the effects of purchase accounting adjustments, including increased depreciation expense and amortization of goodwill.

Prior to the acquisition, Petrie Retail provided payroll administration and legal services, tax, real estate and employee benefits support and insurance coverage. We reflect an estimate for the costs of these services in the financial statements included elsewhere in this prospectus. We no longer pay royalties that were paid to Petrie Retail before the acquisition for the use of trademarks, which comprised $1.8 million in fiscal 1998, because we purchased these trademarks in the acquisition. During Petrie Retail's bankruptcy proceedings, rent concessions were sometimes obtained because of special rights of debtors in bankruptcy proceedings to accept or reject leases. Approximately $700,000 of these rent concessions remained available at May 1, 1999 but may not continue to be available to us in the future because the special right to accept or reject leases will not be available to us. Rent concessions received from landlords are recognized on a straight-line basis over the remaining term of the respective leases.

We intend to finance our future operations, including our expansion plans, through cash flow from operations, borrowings under our revolving credit facility and capitalized leases.

Statement of Operations

The table below sets forth selected statement of operating data, expressed as a percentage of net sales, of:

 . the companies from which we acquired our business for fiscal 1997 and 1998, the period from February 1, 1998 to August 28, 1998 and the three months ended May 2, 1998; and

 . G+G Retail for the period from August 29, 1998 to January 30, 1999, pro forma fiscal 1999 and the three months ended May 1, 1999 (actual and pro forma).

                                                                          Acquired
                              Acquired Assets            G+G Retail        Assets       G+G Retail
                          ------------------------- --------------------- -------- --------------------
                                        February 1, August 29,             First    First
                          Fiscal Year     1998 to     1998 to   Pro Forma  Fiscal  Fiscal   Pro Forma
                          ------------  August 28,  January 30,  Fiscal   Quarter  Quarter First Fiscal
                          1997   1998      1998        1999     Year 1999   1999    2000   Quarter 2000
                          -----  -----  ----------- ----------- --------- -------- ------- ------------
Net sales...............  100.0% 100.0%    100.0%      100.0%     100.0%   100.0%   100.0%    100.0%
Cost of sales (including
 occupancy costs).......   62.6   62.0      65.1        60.2       63.0     64.1     63.8      63.8
Selling, general,
 administrative
 and buying expenses....   28.8   27.8      30.3        27.5       27.6     29.1     28.5      28.5
Depreciation and
 amortization expense...    1.7    1.6       1.7         3.9        3.8      1.8      4.4       4.4
Operating income........    6.9    8.6       2.9         8.4        5.6      5.0      3.3       3.3
Interest expense, net...    --     --        --          5.6        4.7      --       4.4       4.4
Income (loss) before
 provision for income
 taxes..................    6.9    8.6       2.9         2.8        0.9      5.0     (1.1)     (1.1)
Net income (loss).......    4.1    5.1       1.7         1.5        0.6      2.9     (0.5)     (0.6)
EBITDA as adjusted......    9.3   10.9       5.2        12.3        9.5      7.3      7.7       7.7

Comparison of First Quarter 2000 and First Quarter 1999

The historical statement of operating data for the three months ended May 1, 1999 are not comparable to the three months ended May 1, 1998 because of the change in basis of accounting that resulted from the acquisition on August 28, 1998. In the first quarter of fiscal 2000, we incurred additional depreciation and amortization expense associated with the acquisition. The historical statement of operating data for the three months ended May 1, 1999 is substantially the same as the pro forma statement of operating data for that period, except for net interest expense and the related tax effect. Net interest expense is different because the historical data reflects interest expense associated with the senior bridge notes, while the pro forma data reflects interest expense associated with the outstanding notes.

Net sales increased approximately $6.3 million, or 9.5%, to $72.7 million in the first quarter of fiscal 2000, as compared to $66.4 million in the first quarter of 1999. The increase in net sales was due to the opening of stores, which contributed $4.1 million to net sales in the first quarter of fiscal 2000, and a $2.2 million, or 3.4%, increase in same store sales compared to the first quarter of fiscal 1999. Average sales per gross square foot increased 4.5% to $70 in the first quarter of fiscal 2000 from $67 in the first quarter of fiscal 1999. We operated 428 stores at the end of the first quarter of fiscal 2000, as compared to 415 stores at the end of the first quarter of fiscal 1999, as a result of closing eight stores and opening 21 stores.

Cost of sales, including occupancy costs, increased approximately 8.9% to $46.4 million in the first quarter of fiscal 2000 from $42.6 million in the first quarter of fiscal 1999. As a percent of net sales, cost of sales, including occupancy costs, decreased from 64.1% in the first quarter of fiscal 1999 to 63.8% in the first quarter of fiscal 2000. This 0.3% decrease resulted from a 0.4% decrease in cost of sales, offset by a 0.1% increase in occupancy costs. The decrease in cost of sales as a percentage of net sales was due to an increase in the initial mark-on, which was partially offset by an increase in mark-downs and a reduction in vendor allowances. The increase in occupancy cost resulted primarily from an increase in same store occupancy costs, accompanied by a decrease in rent concessions of approximately $100,000 recognized in the first quarter of fiscal 1999.

Selling, general, administrative and buying expenses increased 7.2%, from $19.3 million in the first quarter of fiscal 1999 to $20.7 million in the first quarter of fiscal 2000. As a percentage of net sales, these expenses decreased to 28.5% in the first quarter of fiscal 2000 as compared to 29.1% in the first quarter of fiscal 1999. The $1.4 million increase resulted from additional selling costs related to store openings, an increase in same store selling expenses and an increase in administrative costs, partially offset by the elimination of royalty expense in the first quarter of fiscal 2000 as compared to approximately $400,000 of royalty expense in the first quarter of fiscal 1999. Fiscal 1999 royalty expense was a charge from Petrie Retail for the use of trademarks that we purchased in the acquisition.

Depreciation and amortization expense for the first quarter of fiscal 2000 was $3.2 million, as compared to $1.2 million for the first quarter of fiscal 1999. The increase of $2.0 million is attributable to the additional depreciation and amortization related to the incremental value assigned to the property and equipment and goodwill resulting from the acquisition.

Net interest expense was $3.2 million, and as a percentage of net sales was 4.4%, for the first quarter of fiscal 2000 and pro forma first quarter of fiscal 2000. The first quarter of fiscal 2000 interest expense reflects interest on the senior bridge notes and amortization of the related issuance costs. The pro forma interest expense assumes that the outstanding notes were outstanding for the full quarter and assumes the amortization of the $7.3 million original issue discount, the $470,000 value assigned to the warrants issued by Holdings and deferred financing costs. In the first quarter of fiscal 1999, we had no borrowings.

Income tax benefit for the first quarter of fiscal 2000 (actual and pro forma) was $313,000 and $334,000, respectively, as compared to income tax expense of $1.3 million in the first quarter of fiscal 1999. The tax benefit in pro forma first quarter of fiscal 2000 compared to the first quarter of fiscal 1999 was due to a pre-tax loss in pro forma first quarter of fiscal 2000 resulting from the interest expense on the outstanding notes and the amortization of intangible assets. The income tax benefit rate for pro forma first quarter of fiscal 2000 was 44.0%, as compared to 41.2% for the first quarter of fiscal 1999. The higher effective tax rate in pro forma first quarter of fiscal 2000 was principally attributable to the fact that we have a different legal structure for our Puerto Rican operations than did the companies from which we acquired our business.

Net income decreased from $1.9 million in the first quarter of fiscal 1999 to a loss of $425,000 in pro forma first quarter of fiscal 2000 due to the factors discussed above. Our net loss for the first quarter of fiscal 2000 was $397,000.

Comparison of Fiscal 1999 and Fiscal 1998

The statement of income data for the seven months ended August 28, 1998 and the five months ended January 30, 1999 on a combined basis are the same as the pro forma statement of income data for fiscal 1999, except for:

 . the increased depreciation and amortization resulting from the acquisition, as if it occurred on February 1, 1998;

 . the additional interest expense resulting from the outstanding notes, as if we had closed the private placement on February 1, 1998 and;

 .  the related tax effect of each of these pro forma adjustments.

Net sales increased approximately $7.5 million, or 2.6%, to $294.4 million in fiscal 1999, as compared to $286.9 million in fiscal 1998. The increase in net sales was due to the opening of stores, which contributed $13.6 million to net sales in fiscal 1999, partially offset by a $6.1 million, or 2.2%, decrease in same store sales. Average sales per gross square foot decreased 1.7% from $295 in fiscal 1998 to $290 in fiscal 1999. Same store sales and average sales per gross square foot in fiscal 1999 were adversely affected by the ten-month acquisition process, the bankruptcy proceedings and the liquidity problems faced by Petrie Retail. We had 422 stores at the end of fiscal 1999, as compared to 408 stores at the end of fiscal 1998, as a result of closing eight stores and opening 22 stores.

Costs of sales, including occupancy costs, increased 4.2% from $177.8 million in fiscal 1998 to $185.3 million in fiscal 1999. As a percentage of net sales, cost of sales including occupancy costs increased from 62.0% in fiscal 1998 to 63.0% in fiscal 1999. This 1% increase resulted from a 0.3% increase in cost of sales and a 0.7% increase in occupancy costs as a percentage of sales. The increase in cost of sales was due to an overall increase in mark-downs, offset by a slight increase in the initial mark-on. The occupancy cost increase resulted primarily from a decrease of $534,000 in rent concessions that were available to the companies from which we acquired our business and an overall increase in store occupancy costs, primarily related to the store openings.

Selling, general, administrative and buying expenses increased 1.9%, from $79.7 million in fiscal 1998 to $81.2 million in fiscal 1999. As a percentage of net sales, these expenses decreased to 27.6% in fiscal 1999 as compared to 27.8% in fiscal 1998. The $1.5 million increase resulted from additional selling costs related to store openings, a small increase in same store selling expenses and an increase in administrative costs, partially offset by the elimination of royalty expense in fiscal 1999, as compared to $1.8 million of royalty expense in fiscal 1998. Fiscal 1998 royalty expense was a charge from Petrie Retail for the use of trademarks that we purchased in the acquisition.

Depreciation and amortization expense for the seven months ended August 28, 1998 and the five months ended January 30, 1999 was $2.8 million and $5.2 million. Depreciation for fiscal 1998 was $4.5 million. We attribute the increase to the additional depreciation and amortization in the five months ended January 30, 1999 related to the incremental value assigned to property and equipment and goodwill in the acquisition. Depreciation and amortization expense for pro forma fiscal 1999 was $11.1 million. We attribute the increase to the additional depreciation and amortization related to the incremental value assigned to property and equipment and goodwill in the acquisition, as if it occurred on February 1, 1998.

Net interest expense was $7.4 million, and as a percentage of net sales was 5.6%, for the five months ended January 30, 1999. Interest expense primarily reflects the interest on, and amortization of debt issuance costs with respect to, the senior bridge notes. Net interest expense was $13.9 million, and as a percentage of net sales was 4.7%, for pro forma fiscal 1999. Pro forma interest expense assumes that the notes were outstanding for all of fiscal 1999 and assumes the amortization of associated deferred financing costs of $814,000. We had no borrowings in fiscal 1998 or during the seven months ended August 28, 1998.

Income tax expense was $1.9 million and $1.6 million for the seven months ended August 28, 1998 and five months ended January 31, 1999. Income tax expense was $10.3 for fiscal 1998. The decrease in tax expense is primarily due to lower pre-tax income resulting from interest expense associated with the notes and the amortization of intangible assets. The effective income tax rate for the five months ended January 30, 1999 was 43.9%. The effective tax rate for fiscal 1998 and the seven months ended August 28, 1998 was 41.2%. The higher effective tax rate in pro forma fiscal 1999 was principally attributable to the fact that we have a different legal structure for our Puerto Rican operations than did the companies from which we acquired our business.

Net income was $2.7 million and $2.0 million for the seven months ended August 28, 1998 and the five months ended January 30, 1999. Net income for fiscal 1998 was $14.7 million. The difference was caused by the factors discussed above.

Comparison of Fiscal 1998 and Fiscal 1997

Net sales increased approximately $20.5 million, or 7.7%, to $286.9 million in fiscal 1998, as compared to $266.4 million in fiscal 1997. The increase in net sales was due to the opening of stores, which contributed $9.0 million to net sales in fiscal 1998 and an $11.5 million, or 4.5%, increase in same store sales compared to fiscal 1997. Average sales per gross square foot increased 6.5% from $277 in fiscal 1997 to $295 in fiscal 1998. We had 408 stores at the end of fiscal 1998 as compared to 395 stores at the end of fiscal 1997, as a result of closing 12 stores and opening 25 stores.

Cost of sales, including occupancy costs, increased approximately 6.7% from approximately $166.6 million in fiscal 1997 to $177.8 million in fiscal 1998. As a percent of net sales, cost of sales including occupancy costs decreased from 62.6% in fiscal 1997 to 62.0% in fiscal 1998. This 0.6% decrease resulted from a 0.2% decrease in cost of sales and a 0.4% decrease in occupancy costs. The decrease in cost of sales as a percent of net sales was due to a decrease in mark-downs and an increase in vendor allowances, which were slightly offset by a decrease in the initial mark-on. The occupancy cost decrease as a percent of net sales resulted primarily from an increase in comparable store sales, offset by a decrease of approximately $300,000 in rent concessions which were available to the companies from which we acquired our business.

Selling, general, administrative and buying expenses increased 3.9%, from $76.7 million in fiscal 1997 to $79.7 million in fiscal 1998. As a percentage of net sales, these expenses decreased to 27.8% in fiscal 1998 as compared to 28.8% in fiscal 1997. The $3.0 million increase resulted from additional selling costs related to store openings and cost increases that were offset by lower store closing costs. We closed 12 stores in fiscal 1998, as compared to closing 32 stores in fiscal 1997.

Depreciation and amortization expense for fiscal 1998 was 1.6% of net sales, as compared to 1.7% in fiscal 1997, and was approximately $4.5 million in both years.

Income tax expense for fiscal 1998 was $10.3 million, as compared to income tax expense of $7.6 million for fiscal 1997. The effective income tax rate was 41.2% for both fiscal years.

Net income increased $3.8 million to $14.7 million in fiscal 1998 from $10.9 million in fiscal 1997 due to the factors discussed above.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operating activities and borrowings under our revolving credit facility. Our primary cash requirements are for:

 .  seasonal working capital;

 .  the construction of new stores;

 .  the remodeling or upgrading of existing stores as necessary; and

 .  upgrading and maintaining our computer systems.

Net cash used by operating activities in the first quarter of fiscal 2000 was $4.2 million, as compared to net cash provided by operating activities of $378,000 in the first quarter of fiscal 1999. The decrease was principally due to the fact that accounts payable and accrued expenses increased by $3.4 million during the first quarter of fiscal 1999 as compared to the first quarter of fiscal 2000 because Petrie Retail used substantially all excess cash to fund its own cash needs. Fiscal 1999 net cash provided by operating activities totaled $27.7 million, an increase of $2.1 million as compared to fiscal 1998. This increase was principally due to the payment of $7.8 million in liabilities in connection with the acquisition.

Capital expenditures for the first quarter of fiscal 2000, the first quarter of fiscal 1999 and fiscal 1999, 1998 and 1997 were $3.2 million, $1.6 million, $6.2 million, $7.0 million and $2.0 million. We estimate that capital expenditures for the remaining three quarters of fiscal 2000 will be approximately $13.8 million and will be used primarily to fund new point-of-sale equipment and software ($6.5 million), to open an estimated 36 stores, including six Rave Girl stores ($4.7 million), and to upgrade existing stores ($2.6 million). Six new stores had opened as of May 1, 1999.

We have received approval from Chase Manhattan Bank for $5.0 million of lease financing for the purchase of the point-of-sale equipment and software. The lease provides for monthly payments that depend on the volume of equipment leased. The lease terms include a variable interest rate based on the purchase date and expires five years from the date of the initial equipment financed. As of May 1, 1999, we had not incurred any lease financing under this arrangement.

We review the operating performance of our stores on an ongoing basis to determine which stores, if any, to expand or close. We closed eight stores in fiscal 1999 and expect to close approximately 12 stores during fiscal 2000. We did not close any stores during the first quarter of fiscal 2000.

Fiscal 1999 net cash provided by financing activities, excluding net distributions to Petrie Retail, was $137.0 million, reflecting the acquisition and associated fees and expenses.

As of May 1, 1999, there were $90.0 million of senior bridge notes outstanding. Before we repurchased them, the senior bridge notes accrued interest at one-month LIBOR plus 6% (10.9% as of May 1, 1999), which was payable monthly in cash.

On May 17, 1999, we issued $107.0 million principal amount of 11% senior notes due 2006 and Holdings issued warrants to purchase 8,209 shares of its class D common stock. We used a portion of the net proceeds of approximately $94.0 million from this private placement to repay the senior bridge notes. We will write off the unamortized portion of the deferred financing costs of $450,000, net of tax, and treat it as an extraordinary item in the second quarter of fiscal 2000. See "Use of Proceeds."

On a pro forma basis, as of May 1, 1999, after giving effect to the private placement, our total debt would have been $99.2 million. See "Capitalization."

As of May 1, 1999, we had $5.3 million in cash. We have historically maintained negligible accounts receivable balance, since our customers primarily pay for purchases with cash, checks and third-party credit cards that are promptly converted to cash.

Our revolving credit facility provides for a line of credit in an amount of up to $20.0 million, including a sublimit of $10.0 million for letters of credit, and matures in October 2001. The revolving credit facility may be used for general operating, working capital and other general corporate purposes. Amounts available under the revolving credit facility are subject to the value of our eligible inventory and to the satisfaction of conditions specified in the governing documents. The borrowing base provides for seasonal fluctuations in inventory. Peak borrowing periods occur in July, August, October and November. Interest on outstanding borrowings under the revolving credit facility is payable at 1.75% over the adjusted Eurodollar rate or at the prime rate (7.75% as of May 1, 1999). The revolving credit facility subjects us to a minimum tangible net worth covenant of $39.0 million and contains restrictions on our ability to pay dividends, to sell substantially all of our assets and to incur additional debts and other customary restrictive covenants. Our obligations under the revolving credit facility are secured by a lien on substantially all of our assets. See "Description of Revolving Credit Facility." As of May 1, 1999, we had no borrowings outstanding under the revolving credit facility, but $681,000 in letters of credit were outstanding, and $15.5 million was available for future borrowing. In addition to the covenants in the revolving credit facility, we are subject to restrictive covenants in the indenture for the notes. See "Description of the Notes-- Covenants."

We have minimum annual rental commitments of approximately $18.5 million in fiscal 2000 under existing store leases and the leases for our corporate headquarters and distribution center.

We are not aware of any material environmental liabilities relating to either past or current properties owned, operated or leased by us. We cannot assure you that those liabilities do not currently exist or will not exist in the future.

Our management believes that our cash flow from operating activities, cash on hand and borrowings under the revolving credit facility will be sufficient to meet our operating and capital expenditure requirements through the end of fiscal 2000. In addition, we believe that cash flow from operations will be sufficient to cover the interest expense arising from the revolving credit facility and the notes. However, our ability to meet our operating and capital expenditure requirements depends upon our future performance which, in turn, is subject to general economic conditions and financial, business and other factors affecting our operations, including factors beyond our control. Cash flow from operations and cash on hand may not be sufficient to meet our debt service obligations, and cash flow from operations, cash on hand and borrowings under the revolving credit facility may not be sufficient to meet our other operating and capital expenditure obligations. See "Risk Factors."

In addition, upon a change of control of Holdings or the requirement that Holdings pay cash dividends on its preferred stock, Holdings may not have sufficient funds to meet its obligations unless we pay a dividend of the required amount to Holdings.

Seasonality and Quarterly Results

Due to the seasonal nature of our business, our working capital requirements increase as inventory levels peak in anticipation of the back-to-school and Christmas shopping seasons. Our working capital at May 1, 1999 was $1.4 million, compared to a negative $10.9 million at May 2, 1998. Our working capital at January 30, 1999 was $2.0 million, as compared to a negative working capital of $13.1 million and $6.9 million at January 31, 1998 and February 1, 1997. The negative working capital amounts at May 2, 1998, January 31, 1998 and February 1, 1997 were due to the transfer of all excess cash to Petrie Retail.

Our fourth fiscal quarter historically accounts for the largest percentage of our annual net sales. Our first fiscal quarter historically accounts for the smallest percentage of annual net sales. In fiscal 1999, our fourth quarter accounted for approximately 30% of our annual net sales. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including:

 .  the timing of store openings;

 .  the amount of revenue contributed by new stores;

 .  changes in the mix of products sold;

 .  the timing and level of markdowns;

 .  the timing of store closings and expansions;

 .  competitive factors; and

 .  general economic conditions.

The following table sets forth:

 . statements of operations and operating data for our business for each fiscal quarter in fiscal 1998, the first and second quarters of fiscal 1999 and the period from August 2, 1998 to August 28, 1998;

 . our actual statement of operations and operating data for G+G Retail for August 29 to October 31, 1998, the fourth quarter in fiscal 1999 and the first quarter in fiscal 2000; and

 .  quarterly pro forma statement of operations and operating data for fiscal
   1999 and the first quarter in fiscal 2000.

This quarterly data was derived from the unaudited financial statements of G+G Retail and the companies from which we acquired our business. In our opinion, the data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

                             Fiscal 1998                                 Fiscal 1999                           Fiscal 2000
                   ----------------------------------  --------------------------------------------------      -----------
                    First   Second    Third   Fourth    First   Second   August 2 to August 29 to Fourth    First
(Dollars in        Quarter  Quarter  Quarter  Quarter  Quarter  Quarter   August 28   October 31  Quarter  Quarter
thousands)         -------  -------  -------  -------  -------  -------  ----------- ------------ -------  -------
Net sales........  $66,043  $69,961  $66,840  $84,094  $66,398  $71,634    $24,791     $ 44,457   $87,110  $72,733
Net income
 (loss)..........    2,713    2,967    1,720    7,289    1,906    1,319       (525)      (1,485)    3,498     (397)
EBITDA as
 adjusted........    6,168    6,629    4,459   14,049    4,874    4,008       (433)       1,440    14,690    5,631
Cashflow provided
 by (used from):
 Operating
  activities.....    1,486    1,911    6,311   15,880      378    8,634      6,781        1,635    10,308   (4,194)
 Investing
  activities.....   (1,082)  (1,230)  (3,342)  (1,351)  (1,558)  (1,532)      (310)    (136,294)   (1,364)  (3,246)
 Financing
  activities.....   (1,438)  (3,005)    (872) (13,754)  (1,180)  (4,742)    (8,218)     137,069       --      (357)
                                                                                                                Pro Forma
                                                                    Pro Forma Fiscal 1999                      Fiscal 2000
                                                       --------------------------------------------------      -----------
                                                        First   Second   August 2 to August 29 to Fourth    First
                                                       Quarter  Quarter   August 28   October 31  Quarter  Quarter
(Dollars in thousands)                                 -------  -------  ----------- ------------ -------  -------
Net sales........................................      $66,398  $71,634    $24,791     $ 44,457   $87,110  $72,733
Net income (loss)................................         (754)  (1,266)       350       (1,424)    4,746     (425)
EBITDA as adjusted...............................        4,874    4,008      2,864        1,443    14,690    5,631
Cashflow provided by (used from):
 Operating activities............................       (2,282)   6,049      7,656        1,696    11,556   (4,186)
 Investing activities............................       (1,558)  (1,532)      (310)      (1,415)   (1,364)  (3,246)
 Financing activities............................       (1,180)  (4,742)    (8,218)         --        --      (357)

Year 2000 Compliance

We have completed a review of our own information technology and non-information technology systems to determine whether our systems are year 2000 compliant.

Our merchandise system, which includes purchase order management, open order reporting, allocation and distribution, material handling, price management and inventory reporting, is written in an application that provides four digits rather than two digits to define the year end, accordingly, is inherently year 2000 compliant. Our financial systems, which include sales audit, inventory control and accounts payable, are written in the same application language as our merchandise system. Our general ledger system that we recently purchased has been certified by the software vendor to be year 2000 compliant. An outside service provides payroll and payroll related tax services and, based on the documentation that we obtained from this vendor, these systems are compliant with the year 2000.

We have assigned two employees, and we have expended approximately $35,000 and expect to spend an additional $15,000 in the second and third quarter of fiscal 2000, to identify and correct year 2000 compliance issues. We began testing these systems on a separate computer with simulated data after December 31, 1999 to verify compliance. We expect to complete this testing by October 31, 1999. We expect that any issues identified will be corrected before December 31, 1999, although we cannot assure you that this will be the case.

We plan to install new point-of-sale equipment in all of our stores during fiscal 2000 and 2001. If we are not successful with this implementation, we believe that our current point-of-sales terminals will continue to support our store operations adequately, and will permit us to obtain authorization of third-party credit cards in the year 2000. Our current point-of-sale devices are unsophisticated terminals, and the current date must be entered manually each day.

In Spring 1999, we distributed a questionnaire relating to year 2000 compliance to all merchandise vendors that had annual volume with us of over $1.0 million. This mailing covered approximately

80% ($120.0 million) of our annual merchandise volume for fiscal 1999. Vendors with annual volume with us of $97.0 million replied that they are year 2000 compliant. Vendors with annual volume of $12.4 million with us responded that they will be compliant by the end of the third quarter of fiscal 2000. No responses were received from vendors with $10.6 million of annual volume with us. Our top three vendors, which represent approximately 31% of our annual merchandise volume, have responded that they are year 2000 compliant. Based on the response of our year 2000 questionnaire, we have not identified any single vendor whose failure to be year 2000 compliant on a timely basis would materially adversely impact our business. Vendors who are not compliant and who cannot fulfill our merchandise requirements will be replaced.

We currently believe that our systems will be year 2000 compliant and capable of functioning beyond December 31, 1999. In the worst case scenario that is most reasonably likely to occur, we could experience total system failure of our management information systems. This would cause significant disruptions in our operations, including temporary inability to process financial information or credit card transactions, receive shipments and timely deliver our merchandise to our stores. We could experience increased expenses associated with stabilization of operations after critical systems failure and execution of contingency plans. In another worst case scenario that is reasonably likely to occur, a significant number of our vendors would be unable to continue to supply adequate amounts of merchandise. Although the adverse effects of any or all of these events are not quantifiable at this time, any of these events would likely result in a loss of income and otherwise have a material adverse effect on our business and operating results.

We have not yet developed contingency plans to handle these most reasonably likely worst case year 2000 scenarios. We expect, however, that the worst case scenario involving the failure of our management information systems over a sustained period would necessitate reverting to a number of manual systems for recording sales, ordering merchandise and replenishing our store level inventory. Further, we expect that the worst case scenario for the loss of a significant number of vendors would require us to seek alternative sources of supply, although there can be no assurance that such alternative sources would be available on reasonable terms or at all. We intend to take appropriate actions to mitigate the effects of third-party failures to remediate year 2000 issues and for unexpected failures in our systems. If it becomes necessary for us to take corrective actions, these corrective actions could result in significant interruptions in service or delays in business operations and could have a material adverse effect on our results of operations, financial position or cash flow.

Inflation

We do not believe that inflation has had a material effect on our results of operations during the past three fiscal years. However, our business may be affected by inflation in the future.

New Accounting Pronouncements

In 1998, we adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (known as SFAS 131. SFAS 131 superseded SFAS 14, Financial Reporting for Segments of a Business Enterprise. The adoption of SFAS 131 did not affect our results of operations or financial position. We conduct business in one operating segment. We determined our operating segment based on individual stores that the chief operating decision maker reviews for purposes of assessing performance and making operational decisions. These individual operations have been aggregated into one segment because we believe it helps to understand our performance. Our combined operations have similar economic characteristics, and each operation has similar products, services, customers and distribution channels.

                                    BUSINESS

General

We are a leading national mall-based retailer of popular price female junior apparel. For over 30 years, we have built a reputation for providing fashion apparel and accessories distinctly targeted at teenaged women. We closely monitor the fashion trends of our core customers, young women principally between the ages of 13 to 19 years old, who, together with male teenagers, represent the fastest growing segment of the consumer market. We sell substantially all of our merchandise under private label names including Rave, Rave Up and In Charge, which provide our customers with fashionable, quality apparel and accessories at lower prices than brand name merchandise. Our emphasis on sourcing merchandise domestically and our efficient distribution system provide us with short inventory lead times, which enable us to respond quickly to the latest fashion trends and thereby achieve high inventory turns and reduce mark-downs. Our pricing strategy, which emphasizes delivering consistent value to our customers rather than driving sales with periodic promotions, also contributes to reduced mark-downs.

As of May 1, 1999, we had 441 stores, generally in major enclosed regional shopping malls, throughout the United States, Puerto Rico and the U.S. Virgin Islands primarily under the G+G and Rave names. We use the same store format for both our G+G and Rave stores and apply this format in all of our markets. Our stores average approximately 2,400 gross square feet with approximately 25 feet of mall frontage and are designed to create a lively and exciting shopping experience for our teenaged customers. Our sales per gross square foot increased from $222 in fiscal 1995 to $290 in fiscal 1999, representing a compound annual growth rate of 6.9%. EBITDA as adjusted increased from $9.7 million in fiscal 1995 to $27.9 million in pro forma fiscal 1999, representing a compound annual growth rate of 30.1%, net income (loss) increased from a loss of approximately $1.5 million in fiscal 1995 to pro forma net income of approximately $1.7 million in fiscal 1999. Revenues increased from $237.7 million in fiscal 1995 to $294.4 million in pro forma fiscal 1999. In addition, from fiscal 1995 to fiscal 1999 our same store sales, based on 359 stores open throughout this period, grew 23.6%.

Our retail business was founded in the 1930s by Jay Galin's father and uncle. Our first stores offered only lingerie and hosiery for sale. In 1969, the business opened its first mall-based store and introduced female junior sportswear. Due to the success of our mall-based stores that offered sportswear, the business began to focus exclusively on opening mall-based stores and selling sportswear in these stores. In 1969, the business completed an initial public offering of its common stock. In 1980, the business was acquired by Petrie Stores Corporation. In October 1995, Petrie Retail, as successor-in-interest to Petrie Stores, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. In August 1998, we acquired our business.

Business Strategy

Our business strategy is to expand our operations and increase our sales and EBITDA through the opening of Rave stores, including through the acquisition of groups of or individual leases, primarily in mall locations that we believe are favorable for our business. We opened 22 stores in fiscal 1999 and six stores in between January 31, 1999 and May 1, 1999. We expect to open approximately 24 stores before the end of fiscal 2000. We believe that our strong relationships with our existing landlords, coupled with the fact that we are no longer hampered by the bankruptcy proceedings of the companies from which we acquired our business, provide us with a good opportunity to negotiate favorable leases in new locations. We believe that at least 200 locations exist in which the opening of new stores would be attractive. We believe that our current distribution infrastructure can support a total of 700 stores without a material increase in cost.

In addition, we intend to test the market for sales to 8- to 12-year-old girls by opening approximately six mall stores under the name Rave Girl during fiscal 2000. We believe that the market for the sale of popularly priced fashion apparel to this age group is currently under served. We intend to enter this market at a relatively low incremental cost by leveraging our existing administrative, distribution and marketing infrastructure. Our prototype Rave Girl store is approximately 1,500 square feet, with a design aimed at appealing to 8- to 12-year-old girls. If this market test succeeds, we expect to open additional Rave Girl stores.

We recently launched, and are in the process of expanding, an Internet web site that provides information about our merchandise offerings, promotions and store sites. The address of this web site is www.gorave.com. We intend to monitor the popularity of this web site and its potential for additional applications.

Merchandising and Marketing

Merchandising Strategy

Our merchandising strategy is to deliver the latest fashions to our teenaged customers more quickly and at lower prices than our competitors. Our merchandise is designed primarily to appeal to young women between the ages of 13 and 19 years old who desire fashion, quality and value. Due to our merchandise and our geographic diversity, over the past few years our stores also have increasingly attracted the 20- to 30-year-old female customer. Substantially all of our merchandise is private label that is manufactured to our specifications. This strategy gives us tighter control over apparel production and delivery than we would have if we purchased and sold brand-name merchandise. Our stores offer the latest fashion in both apparel and accessories in stores that are designed to be bright, energetic and welcoming to create a fun and enjoyable shopping experience. Our apparel offerings include tops, bottoms, dresses, lingerie, coordinates and outerwear. We utilize an everyday value pricing strategy, as opposed to offering discounts on marked-up merchandise. During fiscal 1999, the average selling price of the items that we sold was $10.50.

During fiscal 1997, 1998 and 1999 and the first quarter of fiscal 2000, tops, bottoms and dresses each accounted for more than 10% of our net sales, except for dresses in fiscal 1999 and the first quarter of fiscal 2000 that accounted for 9.1% and 5.8%, respectively. No other category of merchandise accounted for more than 10% of our net sales in fiscal 1997, 1998 or 1999 or the first fiscal quarter of fiscal 2000.

                                            Percentage of Net Sales
                                ------------------------------------------------
                                                                    First Fiscal
Merchandise Category            Fiscal 1997 Fiscal 1998 Fiscal 1999 Quarter 2000
--------------------            ----------- ----------- ----------- ------------
Tops...........................    42.3%       46.9%       47.4%        45.7%
Bottoms........................    18.8        21.0        21.5         29.6
Dresses........................    14.7        11.0         9.1          5.8

In order to react quickly to teenagers' changing tastes and to keep our stores stocked with current fashions, we purchase approximately 90% of our merchandise domestically. Maintaining current merchandise allows us to turn over our inventory frequently and to achieve high sales per square foot while improving profitability. The speed of our merchandising and buying capability enables us to change our product mix in season. As a result, we seek to respond immediately to, rather than to try to anticipate, teenaged fashion trends. From fiscal 1995 through fiscal 1999, number of times that we turned over our inventory increased from 5.1 to 6.2 and our sales per gross square foot increased from $222 to $290.

Our merchandising strategy is a product of the collective efforts of our six divisional merchandise managers, each of whom report to Jay Galin, the chairman of our board and our chief executive officer. Our managers identify and target fashion trends and customer demand by, among other things, shopping domestic and European markets, reviewing magazines and catalogs and viewing television shows and movies directed to our customers, monitoring sell-through trends and attending selected fashion shows. We also maintain an office in California to ensure proper coverage of the trend-setting West Coast market. We review inventory levels constantly. Our planning and distribution staff plans our inventory on a store-by store basis and is responsible for understanding the fashion desires of our customers, who are primarily young and demand the latest fashion trends.

Visual Presentation and Advertising

We believe that effective and strong visual merchandising is critical. We believe that we must capture a customer's interest in the few seconds that she is exposed to the store front. At G+G and Rave, presentation is a product of store design, use of fixtures and in-store marketing that complements our merchandise. Our merchants and the marketing department jointly plan the arrangement of merchandise, which is integral to merchandise presentation. Once approved, we communicate a consistent arrangement to all of the stores in the chain through a formal layout. We finalize arrangements based on seasonal and climatic differences among regional markets. We prepare major arrangements for each major selling season and sale period. We forward modifications to the arrangement to all of the stores on a bi-weekly basis.

We primarily advertise in our stores, stressing fashion, quality and value in support of our everyday value pricing strategy. Our marketing department creates a seasonal set of store signs that accentuates the merchandise presentation. Each season, we select and highlight key items with a comprehensive in-store poster and signage program. The set of signs reflects new merchandise colors and fashion trends to keep the stores looking current and visually stimulating. The merchandise package also targets the customer with hard-hitting value pricing slogans in the form of large store-spanning banners and rack-top signs. Store bags, boxes, name badges and other store peripherals emphasize fashion and value.

Merchandise Planning

Our financial department prepares seasonal merchandise plans that are approved by senior management. Our merchandise department then allocates monthly corporate merchandise plan based on historical and current trends. The preparation and monitoring of merchandise plans independent of purchasing functions is essential for controlling inventory levels. We monitor our inventory through an automated inventory system. We use four merchandise seasons each year, a strategy that enables us to identify inventory age. We maintain a current base of inventory, which is extremely important in ensuring a proper mix of seasonal inventory to match customer buying patterns and a profitable reduction of inventory at the end of a season.

Our ability to procure the majority of our merchandise within two to four weeks from delivery of a purchase order allows us to purchase seasonal merchandise within the season and quickly identify, address and correct any negative sales trends or quickly react and capitalize on positive sales trends. This fluid purchasing practice prevents significant over-inventoried positions which could adversely affect our profitability and cash flow.

The table below reflects average store inventory and the average number of times that we turned over our inventory during the last five fiscal years.

                                                  Average Store   Average Annual
Fiscal Year                                      Retail Inventory Inventory Turn
-----------                                      ---------------- --------------
1995............................................     $102,900          5.1x
1996............................................      103,400          5.4
1997............................................      102,800          6.4
1998............................................      107,300          6.6
1999............................................      113,100          6.2

Purchasing and Suppliers

We purchase all of our inventory from third-party suppliers or manufacturers. We do not own any manufacturing facilities. Approximately 90% of our private label merchandise is manufactured domestically, with the remainder manufactured overseas. We supply the design and the specifications to the manufacturers. Our manufacturers continually consult with us regarding developing fashion trends so that they can respond quickly to our merchandise orders. Prior to delivery, we regularly inspect samples of our manufactured goods for quality based on materials, color, sizing specifications and shrinkage. Our merchants also routinely inspect the factories of our suppliers to ensure that our goods are of high quality.

We believe that we have established relationships with an adequate number of suppliers to meet our ongoing inventory needs and that we have strong relationships with these suppliers. During fiscal 1999, we purchased our inventory from more than 300 suppliers. We have been purchasing inventory from our top three suppliers for more than five years. We do not have long-term contracts with our suppliers, and we transact business principally on an order-by-order basis. During the first quarter of fiscal 2000, our top three suppliers accounted for 12.7%, 10.4% and 8.2% of our inventory purchases. During fiscal 1999, our top three suppliers accounted for 12.8%, 11.2% and 9.8% of our inventory purchases. During the first quarter of fiscal 2000 and during fiscal 1999, no other single supplier accounted for more than 5.0% of our inventory purchases.

Distribution and Transportation

We maintain a 165,000 square foot leased distribution center in North Bergen, New Jersey. All of our vendors ship the merchandise that we purchase to our distribution center, which then ships the merchandise to our stores. We believe that our current distribution infrastructure can support a total of 700 stores.

Merchandise allocation begins the day before a vendor's delivery, when the vendor makes a receiving appointment. This pre-allocation process allows the merchandise to be shipped to stores generally within 24 hours from receipt. To expedite delivery, our vendors located on the West Coast ship merchandise by air to the distribution center.

We employ an internally developed allocation system that interfaces with our store cash registers, order and receiving system and distribution system. The allocation system maintains unit inventory and sales data by store at the style level, enabling us to identify specific store needs for replenishment.

We use national and regional package carriers to ship merchandise to our stores, and we also use air freight to ship merchandise to stores in certain regions. Transit time to stores generally is two to three days, and merchandise is available for sale by stores on the day it is received. Therefore, the time period from receipt of goods at the distribution center to display in our stores is generally less than five days.

We estimate that during fiscal 1999 more than 50% of merchandise coming into our distribution center was pre-ticketed, and a substantial portion of this merchandise was vendor pre-packed. Pre-ticketing and pre-packing save time, reduce labor costs and enhance inventory management.

Our distribution and allocation operations are managed by our vice president-- warehouse and distribution. On the distribution side, this vice president supervises the distribution center manager, who in turn oversees supervisors for receiving, packing and shipping. On the allocation side, this vice president supervises planners and distributors who prepare store merchandise allocations.

Locations and Format of Our Stores

Store Locations

As of May 1, 1999, we had 441 stores in 39 states in the United States, Puerto Rico and the U.S. Virgin Islands:

                          Number
State/Territory          of Stores
---------------          ---------
Alabama.................      9
Arkansas................      2
Arizona.................      4
California..............     34
Colorado................      6
Connecticut.............      7
Delaware................      1
Florida.................     49
Georgia.................     12
Hawaii..................      1
Idaho...................      1
Illinois................     17
Indiana.................      5
Kentucky................      2
Louisiana...............     13
Maine...................      1
Maryland................     17
Massachusetts...........     17
Michigan................     20
Missouri................      6
Mississippi.............      3

                          Number
State/Territory          of Stores
---------------          ---------
Nebraska................      1
Nevada..................      1
New Hampshire...........      4
New Jersey..............     13
New Mexico..............      2
New York................     40
North Carolina..........      9
Ohio....................     16
Oregon..................      2
Pennsylvania............     22
Puerto Rico.............     41
Rhode Island............      2
South Carolina..........      2
Tennessee...............      8
Texas...................     27
Virginia................      8
Virgin Islands..........      2
Washington..............      9
Wisconsin...............      3
West Virginia...........      2

Store Format

We use an identical store format for both our G+G and Rave stores and consistently apply our store format in all the markets that we serve. In general, the G+G name is used in the New York, New Jersey and Connecticut markets, and the Rave name is used in the other markets that we serve.

Our stores are predominantly located in major enclosed regional shopping malls, including Roosevelt Field in Garden City, New York and Florida Mall in Orlando, Florida. Within malls, we seek locations in proximity to stores and areas having high teen traffic flow, such as music stores, shoe stores and food courts. Our stores are typically 2,400 gross square feet in size, with approximately 25 feet of mall frontage.

Our stores are designed to create a lively and exciting shopping experience for the teenaged customer. Our stores are fitted with various fixtures to display the merchandise in an appealing manner. Approximately 15% of the total space is committed to fitting rooms and storage space. Our merchandising staff centrally controls the store layout and merchandise placement. We update store and merchandise layouts approximately every six weeks, or sooner when necessary, to stay current with the seasons and fashion trends.

The clean design of our stores allows us to enjoy a relatively low level of maintenance expenditures while retaining an attractive, well-maintained store base. For example, in fiscal 1999, our maintenance expenditures totaled $3.2 million. Sales have been evenly balanced among our store base, with our highest volume store accounting for less than 1.0% of gross sales during fiscal 1999.

Store Operations

Our district/area managers manage all aspects of store operations other than purchasing. Each of these district/area managers is responsible for six to ten stores and reports to a regional manager who oversees seven to eight district/area managers. The regional managers, in turn report to our vice president--store operations.

Generally, each of our stores employs five to ten employees, consisting of a store manager, who is in charge of all aspects of operations including recruiting, training, customer service and merchandising, two assistant managers and sales employees. Store managers report to a district/area manager, and assistant managers and sales employees report to a store manager.

We seek to hire sales employees who have prior retail sales experience and an entrepreneurial spirit. Sales personnel are knowledgeable about the merchandise. Our sales personnel and assistant store managers are trained by experienced store managers, and our store managers are trained by experienced district/area managers, in order to offer customers courteous and knowledgeable service.

Our customers may pay for merchandise with cash, checks or third-party credit cards. During fiscal 1999, 80% of purchases were made with cash or checks and 20% were made with credit cards.

Our merchandise return policy permits returns to be made within 30 days from the date of purchase. We give refunds if the customer has a receipt. Otherwise, we issue a store credit.

Store Openings and Closings

Since 1995, we have implemented an ongoing program of opening new stores in locations that we believe are favorable for our business and closing underperforming stores. Between October 31, 1995 and January 30, 1999, we opened 59 stores. During this same period, we closed 70 underperforming stores. This strategy benefitted from the special right of debtors in bankruptcy proceedings to accept or reject leases. The quality of our store base and store productivity have increased, as measured by sales per gross square foot, which increased from $222 in fiscal 1995 to $290 in fiscal 1999.

We opened six Rave stores between January 31, 1999 and May 1, 1999 and plan to open approximately 24 Rave stores by the end of fiscal 2000. We intend to test the market for sales to 8- to 12-year-old girls by opening approximately six mall stores under the name Rave Girl during fiscal 2000. We believe that our strong relationships with our existing landlords, coupled with the fact that our business is no longer hampered by the bankruptcy proceedings of the companies from which we acquired our business, provide us with a good opportunity to negotiate favorable leases in new locations. We anticipate closing approximately 12 stores by the end of fiscal 2000.

In deciding whether to open or close a store, we consider several factors, including:

 .  the extent of competition from other mall tenants;

 .  the location of the store in the mall;

 .  the rental rate for the property where the store is or will be located;

 . the performance of other apparel retail stores in the mall, which information is often made available to us by mall owners;

 .  whether the particular mall environment is suitable for the store;

 .  the anticipated return on investment; and

 . the quality of anchor stores in the mall in which the store is or will be located.

Opening a new store requires an investment in leasehold improvements and fixtures plus the cost of inventory, which required an average of approximately $110,000 and 62,500, respectively, in fiscal 1999.

Size and Purchasing Power of the Teen Market

Teenagers represent both a growing part of the U.S. population and an increasing source of purchasing power. The domestic teenaged population reached approximately 31 million in 1998 and is projected to grow to approximately 34 million by 2005, representing a projected average annual growth rate nearly twice that of the overall United States population. This rapid growth is primarily because the children of the baby boomers are growing up.

In addition to the growing number of teenagers, teen purchasing power is also growing. Income for teens reached a record $119.9 billion in 1998, up from $75.0 billion in 1995, and is expected to grow at a compound annual growth rate of approximately 4.4% to reach $148.5 billion in 2003. Teen income stems from three main sources:

 . part- and full-time employment, comprising approximately 22% of teenagers' total income;

 .  allowances, comprising approximately 30% of teenagers' total income; and

 . gifts and occasional odd jobs, comprising the remaining approximately 48% of teenagers' total income.

The bulk of teenagers' income is discretionary since most teenagers live with their parents. Teenage girls spend the largest percentage of their total income, approximately 42%, on clothing and jewelry.

Malls serve as social centers for teenagers. Teens go to malls 40% more frequently than older shoppers, with approximately 63% of teens shopping at a mall at least once a week. In general, teens choose malls as their favorite shopping destination, with teenage girls tending to shop at mall specialty clothing and beauty stores. Each mall trip averages 90 minutes with 56% of teens making purchases averaging $35.

Competition

The junior apparel retail business is highly competitive, with fashion, quality, price, location, store environment and customer service being the principal competitive factors. While we believe that we are able to compete favorably with respect to each of these factors, we believe we compete primarily on the basis of fashion, price and quality.

We compete with a number of mall-based popular priced junior fashion retailers but have few direct competitors at our price points and levels of fashion and quality. Our competitors include Wet Seal/Contempo Casual, a mall-based junior apparel retailer based in Irvine, California that offers current fashions at higher price points than we offer. In addition, we compete with several discount department stores and local and regional department store chains that overlap with our merchandise offerings and price points. Some of our competitors are larger and may have greater financial, marketing and other resources than we have. In addition, we compete for favorable site locations and lease terms in shopping malls. In the future, we may experience increased competition from catalog and Internet retailers.

Properties

As of May 1, 1999, we had 441 stores in 39 states in the United States, Puerto Rico and the U.S. Virgin Islands. All of our store sites are leased. As of May 1, 1999, the average remaining lease term of our stores, excluding stores with month-to-month leases, was approximately 40 months, assuming that renewal options are not exercised, or approximately 52 months, assuming that renewal options are exercised. This table reflects the fiscal years in which the leases on our stores, as of May 1, 1999, expire, assuming renewal options are not exercised:

                                                                    Number of
      Fiscal Year                                                Leases Expiring
      -----------                                                ---------------
      2000......................................................        98
      2001......................................................        70
      2002......................................................        65
      2003......................................................        45
      2004 and thereafter.......................................       118
                                                                       ---
                                                                       396
                                                                       ===

As of May 1, 1999, we also had 45 stores with expired leases. We occupy those premises on a month-to-month basis. The fiscal 2000 figures does not include leases for eight stores which expired between January 31, 1999 and May 1, 1999.

We believe that our real estate staff has strong relationships with our present landlords. We believe that the strength of these relationships is based, among other things, upon:

 . the credibility established from the many years that we have been doing business with the key leasing personnel at our major landlords;

 .  our long history in the female junior apparel business;

 .  the national scope of our business;

 .  the attractive tenant use offered by our stores; and

 .  our expansion strategy.

As of May 1, 1999, we leased 16.0% and 7.7% of our stores from our two largest landlords. However, despite these factors and our relationships with landlords, the companies from which we acquired our business were often were unable to negotiate long-term leases during the bankruptcy proceeding. We believe that we will be able to negotiate longer and more favorable store leases in the future. However, we may not be able to renew existing leases on favorable terms or at all. Between the date on which we closed the acquisition and May 1, 1999, we renewed leases for 78 stores and entered into leases for 29 new stores. In addition, as of May 1, 1999, we were negotiating renewals for 137 of the 143 stores which have leases expiring during fiscal 2000 or expired leases. With respect to these 137 stores, our negotiations had then progressed to the final documentation phase for 50 stores.

We lease our distribution center located in North Bergen, New Jersey. The lease expires in August 2004. We have one five-year renewal option under which the rent will be equal to 90% of the fair market value of the premises.

Our headquarters is located in New York City and consists of 35,000 square feet of leased office space. From our headquarters, we administer our purchasing, merchandising, finance, store operations, management information systems, marketing, real estate, human resources and store construction functions. The lease for our headquarters will expire in January 2000 unless extended under our three-year renewal option.

Management Information Systems--Ability to Monitor Sales Daily

We have a computer system that is fully integrated using an IBM RISC 6000 computer. Our management information and control systems provide management, buyers, planners and distributors information by the next business day to identify sales trends, replenish depleted store inventories, re-price merchandise and monitor merchandise mix. The automated and integrated allocation and material handling systems enable us to move the majority of our merchandise through our distribution center within 24 hours of receipt.

All of our stores have point-of-sale terminals that record sales at the style level, mark-downs, distribution center receipts, interstore transfers and store payroll. This information is transmitted daily to our host systems. During fiscal 2000 and 2001, we intend to replace our existing point-of-sale equipment and software with new equipment and software that we believe will give us the capability of bar code scanning, price look-up and inventory tracking and enhanced store productivity and reporting. We estimate the cost of the upgrade to be approximately $6.8 million and expect to finance a substantial portion of the upgrade with capital leases.

Trademarks and Service Marks

We own numerous trademarks, service marks and trade names. G+G and In Charge are registered on the federal principal trademark register for use in connection with retail services and items of apparel. Rave and Rave Up are registered under the laws of the states in which we transact business for use in connection with retail services and items of apparel. These registrations are renewable indefinitely so long as we are using the marks. We intend to maintain our marks and their related registrations. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States.

Employees

As of May 1, 1999, we had a total of 3,901 employees, consisting of 778 full-time salaried employees, 1,316 full-time hourly employees and 1,807 part-time hourly employees. The number of part-time hourly employees fluctuates due to the seasonal nature of our business.

As of May 1, 1999, the Local 2326 of the UAW/AFL/CIO represented 132 hourly employees in our distribution center. The collective bargaining agreement covering these employees expires on January 31, 2002. None of our other employees are members of a union. We have never had a strike or work stoppage.

We consider our relations with both our union and non-union employees to be favorable. We believe that our employees are paid competitively with current standards in the industry. We have experienced little turnover among our regional managers and district/area managers.

Litigation

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on us.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees, each of whom assumed his or her position with us on August 31, 1998, are as follows as of June 15, 1999:

Name                              Age                  Position
----                              ---                  --------
Jay Galin........................  63 Chairman of the Board of Directors and
                                       Chief Executive Officer
Scott Galin......................  40 President, Chief Operating Officer and
                                       Director
Craig Cogut......................  45 Director
Donald D. Shack..................  70 Director
Lenard B. Tessler................  47 Director
Michael Kaplan...................  45 Vice President, Chief Financial Officer,
                                       Treasurer and Secretary
James R. Dodd....................  57 Vice President--Store Operations
Robert W. Tinbergen..............  51 Vice President--Warehouse and Distribution
Jeffrey Galin....................  37 Vice President/Divisional Merchandise
                                       Manager
Donna D'Angelo...................  43 Divisional Merchandise Manager
Carol J. Harren..................  54 Divisional Merchandise Manager
Robert B. Lembersky..............  43 Divisional Merchandise Manager
Denise Vazquez...................  46 Divisional Merchandise Manager
Joshua S. Podell.................  29 Director of Real Estate

Jay Galin worked for G & G Shops for over 40 years and served as president of G & G Shops from 1972 to August 1998. Mr. Galin was responsible for developing our business from a lingerie and hosiery shop into a women's specialty retailer. Mr. Galin also served as senior vice president of Petrie Retail from 1981 to 1990. Mr. Galin served as executive vice president of Petrie Stores Corporation/Petrie Retail from 1990 to 1995. Mr. Galin held various management and executive positions with G & G Shops from 1956 to 1972. Mr. Galin served as a board member of Petrie Stores, Petrie Retail's predecessor, from 1980 to 1995 and is a member of the board of directors of Ark Restaurants Corp. Mr. Galin is the father of Scott Galin and Jeffrey Galin.

Scott Galin served as executive vice president and chief operating officer of G & G Shops from 1992 to August 1998. From 1985 to 1992, Mr. Galin served as a senior vice president of G & G Shops and held executive positions in real estate, finance and store operations. Mr. Galin served as senior vice president of Petrie Stores/Petrie Retail from 1985 to 1995. From 1980 to 1984, Mr. Galin held various buying and merchandising positions at G & G Shops. From 1977 to 1980, Mr. Galin held various part-time and training positions with G & G Shops. Scott Galin is the son of Jay Galin and the brother of Jeffrey Galin.

Craig Cogut is a senior founding principal of Pegasus Investors, which manages $220.0 million in equity capital. From 1990 to 1995, Mr. Cogut was a senior principal of Apollo Advisors, L.P. and Lion Advisors, L.P., partnerships which managed several billion dollars of equity capital for investment partnerships and private accounts. From 1984 to 1990, Mr. Cogut served as a consultant and advisor to Drexel Burnham Lambert Incorporated and associated entities. From 1979 to 1984, Mr. Cogut practiced law with Irell & Manella in Los Angeles, California. Mr. Cogut serves as a member of the board of directors of Vail Resorts, Inc. Mr. Cogut received a J.D. from Harvard Law School and a B.A. from Brown University.

Donald D. Shack is a founding director of the law firm of Shack & Siegel, P.C., general counsel to G+G Retail and Holdings. Before the formation of Shack & Siegel in April 1993, Mr. Shack was a member of the law firm of Whitman and Ransom from January 1990 to April 1993. Mr. Shack received a B.A. from Williams College in 1948 and an LLB from Harvard Law School in 1951. After he completed service with the U.S. Army in Korea in 1953, he joined the law firm of Golenbock and Barell and became a partner in 1959. Mr. Shack is a member of the board of directors of Ark Restaurants Corp., the Andover Apparel Group, Inc., Just Toys, Inc. and International Citrus, Inc.

Lenard B. Tessler is a founding principal of TGV Partners, a private investment partnership that was formed in April 1990. Mr. Tessler served as chairman of the board of Empire Kosher Poultry from 1994 to 1997, after serving as its president and chief executive officer from 1992 to 1994. Before founding TGV Partners, Mr. Tessler was a founding partner of Levine, Tessler, Leichtman & Co., a leveraged buyout firm formed in 1987. From 1982 to 1987, Mr. Tessler was a founder, director and executive vice president of Walker Energy Partners, a publicly traded master limited partnership in the oil and gas industry, and subsequently he served as an independent financial consultant to financially troubled companies in that industry. Previously, Mr. Tessler practiced accounting in New York as a certified public accountant, specializing in tax. Mr. Tessler received an M.B.A. from Fairleigh Dickinson University and a B.B.A. from the University of Miami. Mr. Tessler currently serves as a member of the board of directors of Opinion Research Corporation and Garfield & Marks Designs, Ltd.

Michael Kaplan served as vice president and chief financial officer of G & G Shops from 1988 to August 1998. From 1986 to 1988, Mr. Kaplan was employed as controller for Brooks Fashions Stores, Inc. From 1983 to 1985, he was a consultant for Deloitte & Touche, LLP. From 1980 to 1983, he served as corporate controller for Ormond Shops Inc. Mr. Kaplan is a certified public accountant and from 1976 to 1980 held various auditing positions with Ernst & Young LLP.

James R. Dodd served as vice president of store operations of G & G Shops from April 1998 to August 1998. From 1995 to 1998, he was vice president--retail division for JH Collectibles in Milwaukee, Wisconsin. On October 4, 1996, JH Collectibles filed a voluntary petition pursuant to Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Eastern District of Wisconsin--Milwaukee. As of March 31, 1999, the plan of liquidation, which was confirmed and has become effective, was substantially consummated. From 1990 to 1995, he was vice president of operations for several companies including Tommy Hilfiger, London Fog and Cape Island Knitters. From 1982 to 1990, he held several positions with The Limited, Inc., including vice president of operations for Lane Bryant from 1988 to 1990. From 1974 to 1982, he was employed by Damschroders, Inc., a midwestern retailer in which he held several positions, including vice president of operations. In the early 1970s, he was associated with The Limited, Inc., and before that he was employed by International Business Machines Corporation.

Robert W. Tinbergen served as vice president of planning and distribution of G & G Shops from 1988 to August 1998. From 1982 to 1987, he served as director of distribution for Orbachs. From 1980 to 1982, Mr. Tinbergen was employed as a senior consulting manager for Ernst & Young LLP in its retailing group. From 1973 to 1980, Mr. Tinbergen served as the manager of planning and distribution for K-Mart Apparel Corp.

Jeffrey Galin served as divisional merchandise manager of G & G Shops from 1991 to August 1998. From 1989 to 1991, Mr. Galin was employed as a sales associate for Bergdorf Goodman. From 1985 to 1988, Mr. Galin served as a commercial real estate salesperson. Mr. Galin started his career as an associate buyer of G & G Shops from 1983 to 1984. Jeffrey Galin is the son of Jay Galin and the brother of Scott Galin.

Donna D'Angelo served as divisional merchandise manager of G & G Shops from 1986 to August 1998. From 1981 to 1986, Ms. D'Angelo was employed as a buyer for G & G Shops. From 1975 to 1981, she was a buyer for Felix Lilenthal & Company.

Carol J. Harren served as divisional merchandise manager of G & G Shops from 1992 to August 1998. From 1989 to 1991, Ms. Harren was employed as a buyer for Weathervane Stores. From 1986 to 1989, she served as head of merchandising for Sebo Knitwear. Ms. Harren served as vice president of merchandise for Brooks Fashion Stores from 1984 to 1986. From 1980 to 1984, she was the merchandise manager for Lane Bryant Stores. From 1972 to 1980, Ms. Harren was a buyer for Gimbels New York. Ms. Harren was also a buyer for R.H. Macy & Co. from 1966 to 1972.

Robert B. Lembersky served as divisional merchandise manager of G & G Shops from 1993 to August 1998. From 1990 to 1992, Mr. Lembersky held various positions at Networks, a division of Worth Stores, including vice president, merchandise manager and divisional merchandise manager. From 1984 to 1990, Mr. Lembersky was employed as sales manager and executive vice president of Barefoot Miss.

Denise Vazquez served as buyer and divisional merchandise manager of G & G Shops for the Puerto Rico division from 1988 to August 1998. From 1981 to 1988, Mrs. Vazquez was employed as a buyer for Goldrings. From 1979 to 1981, Mrs. Vazquez was a buyer for Melburn Shops. From 1969 to 1979, Mrs. Vazquez held various positions for Gimbels New York, including buyer and department manager.

Joshua S. Podell served as director of real estate of G & G Shops from August 1997 to August 1998 and as real estate manager of G & G Shops from January 1997 to August 1997. From January 1996 to January 1997, Mr. Podell served as director of real estate for Speedo Authentic Fitness Stores. From January 1994 to January 1996, Mr. Podell held various positions at The Greenberg Group, Inc., including retail tenant consultant, site analyst and retail real estate broker. From January 1992 to December 1993, Mr. Podell was employed as an advertising salesperson at K-III Corporation.

All of our executive officers were also executive officers of G & G Shops prior to the acquisition. In addition, Jay and Scott Galin were executive officers of Petrie Retail. In October 1995, Petrie Retail and its affiliates, including G & G Shops, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. In August 1998, we purchased assets from these companies.

Our board of directors consists of five members. All of our directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Under the certificate of incorporation of Holdings, so long as Holdings controls us, Holdings is required to cause our board of directors to be identical to the board of directors of Holdings. The board of directors of Holdings, and as a result, our board of directors consists of five members. Holders of class A common stock of Holdings are currently entitled to elect three directors, and holders of class B common stock of Holdings are currently entitled to elect two directors. Jay Galin, Scott Galin and Donald D. Shack were elected to the board of directors of Holdings by the holders of class A common stock of Holdings. Craig Cogut and Lenard Tessler were elected to the board of directors of Holdings by the holders of class B common stock. As of March 31, 1999, Jay and Scott Galin collectively owned, assuming the exercise of their stock options that became exercisable as of March 31, 1999, approximately 81% of the outstanding class A common stock of Holdings. Affiliates of Pegasus Investors owned 100% of the class B common stock of Holdings. See "Principal Stockholders."

Holders of class A common stock of Holdings will be entitled to elect two of our directors, and holders of class B common stock of Holdings will be entitled to elect three of our directors, upon the occurrence of any of the following triggering events:

 . the consolidated earnings of Holdings before interest, taxes, depreciation and amortization for the most recent 12 full months being less than $15.0 million;

 . the occurrence of defaults under any debt facilities of G+G Retail or Holdings;

 . termination of the employment of either of Jay Galin or Scott Galin by us for cause or by either of them without good reason, as these terms are defined in each executive's employment agreement; or

 . the failure of Holdings to perform certain obligations to the holders of its series B preferred stock.

From and after the time that there are no longer any shares of the class B, class C or class D common stock of Holdings outstanding, the board of directors of Holdings will be elected at each annual meeting of stockholders by a plurality of the votes cast by holders of the class A common stock of Holdings.

Under an agreement dated August 28, 1998 among Pegasus Investors, G+G Retail, Pegasus Partners, L.P. and Pegasus Related Partners, L.P., the Pegasus entities agreed that they will elect Lenard Tessler as a director of G+G Retail and Holdings, for as long as:

 . TGV/G+G Investors LLC, an affiliate of TGV Partners of which Lenard Tessler is a principal, is a limited partner of Pegasus G&G Retail; and

 . the Pegasus entities have the power to elect at least two directors to the board of directors of Holdings.

In the event that Lenard Tessler votes, or after inquiry indicates his intention to vote, on any issue brought before the board of directors of Holdings differently than the other director elected by the Pegasus entities, then the obligation of the Pegasus entities to elect Lenard Tessler to the board of directors of Holdings will terminate, Mr. Tessler will immediately resign from our board of directors and from the board of directors of Holdings and the Pegasus entities will be entitled to elect a new director to replace Mr. Tessler. In this event, the Pegasus entities will appoint Mr. Tessler or another individual acceptable to the Pegasus entities as an observer at meetings of the board of directors of Holdings until the time that their obligation to elect Mr. Tessler as a director would otherwise have terminated.

Our executive officers were elected to serve in their capacities until the next annual meeting of our board of directors and until their respective successors are elected and qualified or until their earlier resignation or removal. In addition, we employ Jay Galin and Scott Galin under employment agreements. See "--Employment Contracts and Severance Agreements."

See "Related Transactions" for descriptions of agreements relating to the stock ownership and management of our business.

Compensation of Our Directors

As of the date of this prospectus, our directors do not receive any compensation for their services as directors.

Compensation of Our Executives

The table below contains information on the annual and long-term compensation for services in all capacities to G & G Shops from February 1, 1998 to August 28, 1998 and to us from August 31, 1998 to January 30, 1999 of individuals who served as our chief executive officer and our four next most highly compensated executive officers during the fiscal year ended January 30, 1999. In connection with the acquisition, each of these executive officers terminated his employment with G & G Shops and became our officer.

                Summary Compensation Table For 1999 Fiscal Year

                                      Annual Compensation--
                                  G & G Shops and Petrie Retail               Annual Compensation--G+G Retail
                         ------------------------------------------------ ----------------------------------------
Name and Principal                             Other Annual   All Other                  Other Annual  All Other
Position                  Salary      Bonus    Compensation  Compensation  Salary  Bonus Compensation Compensation
------------------       --------- ----------- ------------  ------------ -------- ----- ------------ ------------
Jay Galin............... $ 679,166     --        $148,942(1)    $9,018(2) $437,500  --      $4,045(4)    $6,442(2)
 Chairman of the Board
 of Directors and
 Chief Executive Officer
Scott Galin............. $ 274,519     --        $147,294(1)    $9,018(2) $228,365  --      $2,869(4)    $6,442(2)
 President and Chief
 Operating Officer
Michael Kaplan.......... $ 143,654 $ 26,500(3)     --           $6,651    $115,671  --       --          $4,750
 Vice President, Chief
 Financial Officer,
 Treasurer and Secretary
Jeffrey Galin........... $ 109,615 $ 20,500(3)     --           $5,085    $ 84,711  --       --          $3,633
 Vice
 President/Divisional
 Merchandise Manager
Robert W. Tinbergen..... $  84,115 $ 15,000(3)     --           $6,281    $ 65,067  --       --          $4,487
 Vice President--
 Warehouse
 and Distribution

--------


(1) Represents personal legal fees and disbursements reimbursed in connection with the acquisition. Also includes reimbursement for automobile-related expenses and commuting expenses.

(2) Both of these officers also received a success fee equal to $1,378,000 in cash and a note payable by us in the amount of $272,000 for their assistance in the sale of the junior apparel retail business of G & G Shops before the acquisition. See "Related Transactions--Purchase of Stock in Holdings; Success Fees; Loans from Holdings."

(3) Reflects a retention bonus earned during fiscal 1999 and prior fiscal years during which the companies from which we acquired our business operated under the protection of Chapter 11 of the United States Bankruptcy Code. These bonuses were paid on or about March 15, 1999.

(4) Reimbursement for automobile-related expenses and commuting expenses.

The figures in the columns "All Other Compensation" reflects actual premiums paid under our executive medical reimbursement plan and estimates of premiums that G & G Shops paid under this plan. The estimates assume that the premiums paid by G & G Shops were identical to the premiums that we paid because both we and G & G Shops offered the same plan. The plan, which is available to full-time employees at or above the assistant director level, reimburses covered employees for medical, dental, vision and deductible expenses not covered by our primary healthcare plan, which is available to all of our full-time employees. The premiums paid under the plan for the following officers were:
Jay Galin ($8,118), Scott Galin ($8,118), Michael Kaplan ($4,059), Jeffrey Galin ($1,376) and Robert W. Tinbergen ($4,059). The figures in the column "All other Compensation" also include contributions to the G+G Retirement Plan and Trust that we made available for the benefit of the above officers as follows:
Jay Galin ($7,342), Scott Galin ($7,342), Michael Kaplan ($7,342), Jeffrey Galin ($7,342) and Robert W. Tinbergen ($6,709).

Employment Contracts and Severance Agreements

We employ Jay Galin as the chairman of our board and our chief executive officer under an employment agreement that expires on August 28, 2000. Under his employment agreement, Jay Galin is entitled to receive a base salary of $1,050,000 per year, which increases to $1,075,000 per year on August 28, 1999. Jay Galin is also entitled to receive a bonus under our bonus plan for senior management employees. At any time during the term of his employment agreement, Jay Galin may, upon three months' prior written notice to us, terminate his employment agreement and enter into a three-year consulting agreement with us. The consulting agreement would require Jay Galin to provide consulting services to us for up to half normal working time, in exchange for annual consulting fees equal to one-half of his annual salary at the time of termination of his employment agreement. See "--Our Bonus Plan."

We employ Scott Galin as our president and chief operating officer under an employment agreement that expires on August 28, 2003. Under his employment agreement, Scott Galin is entitled to receive a base salary of $525,000 per year, that increases by $25,000 annually. Scott Galin is also entitled to receive a bonus under our bonus plan for senior management employees. In addition, in the event that Jay Galin's employment is terminated for any reason, including the exercise of his consulting option described above, Scott Galin will serve as our chief executive officer for the remaining term of his employment agreement, and his base salary initially will be increased to $750,000 per year, subject to further annual increases of $25,000. See "--Our Bonus Plan."

If we terminate the employment of Jay Galin or Scott Galin without cause or either executive terminates his employment for good reason, as those terms are defined in the employment agreements, each of these executives will be entitled to receive the salary, bonus and benefits to which they would have been entitled for the remainder of the employment term. In the event the employment of Jay Galin or Scott Galin terminates upon disability, as defined in the employment agreements, each of these executives will be entitled to receive his full salary and benefits for one year and 50% of his salary and full benefits for an additional six months. Upon the death of Jay Galin or Scott Galin, we are required to pay to the designated beneficiary of each of these executives his salary and bonus for one year following his death, provided that we can obtain key-man life insurance covering each executive at a reasonable cost. In the event that Jay Galin exercises his consulting option described above, his consulting agreement will contain termination provisions substantially similar to those contained in his employment agreement.

Each employment agreement also contains covenants precluding the executive from, among other things, competing with us or soliciting our customers or employees until the earlier of:

 .  the expiration of the initial term of the employment agreement; or

 .  the date which is 18 months after the termination of his employment with us.

In the event that Jay Galin exercises his consulting option, his consulting agreement will contain substantially similar covenants not to compete or solicit.

We have also entered into separate agreements with Michael Kaplan, our vice president and chief financial officer, and Jeffrey Galin, our vice president/divisional merchandise manager, that provide for severance payments in the event that we terminate their employment without cause, as that term is defined in the severance agreements. These severance payments consist of the executive's base salary for one year and, if the executive elects to continue coverage under our medical insurance, the payment of a portion of the premiums for such insurance equal to the portion which would have been paid had he remained in our employ for up to one year.

Our Bonus Plan

Our board of directors adopted a bonus plan for senior management employees that became effective on February 2, 1999. Participants in the bonus plan include Jay Galin, Scott Galin, and other selected members of our senior management. Under the bonus plan, participants are eligible to receive annual cash bonuses in addition to their base salaries.

The payment of bonus awards for each fiscal year is based upon our financial performance for the fiscal year measured by EBITDA for that fiscal year. The bonus plan provides for several performance levels, each based on:

 . a percentage of our projected EBITDA for the relevant fiscal year established by our board of directors; and

 . the dollar amount of bonuses payable to participants in the bonus plan for the relevant fiscal year at the performance level.

The dollar amount of bonus awards is based on a percentage of each participant's base salary and ranges from 0% to 40% of a participant's salary or, for Jay Galin and Scott Galin, 0% to 65% of his salary, based on the performance level that we achieve.

The bonus plan is administered by our board of directors. The bonus plan may be amended or terminated at any time upon the recommendation of the chairman of our board and chief executive officer and our president and chief operating officer.

Stock Option Plan of Holdings

Effective as of March 15, 1999, Holdings adopted a stock option plan providing for the granting of options to purchase shares of its class A common stock to its employees and employees of its subsidiaries. This option plan is administered by the board of directors of Holdings, which is authorized to grant incentive stock options and non-qualified stock options to purchase up to 7,000 shares of the class A common stock of Holdings.

The board of directors of Holdings will determine the number of shares subject to each option, the times when the options will be granted, the times when each option may be exercised and any other matters which it deems appropriate. The exercise price of the options is $300.00 per share. However, for incentive stock options, the exercise price per share may not be less than:

 . 100% of the fair market value of one share of class A common stock of Holdings at the time the option is granted; or

 . 110% of the fair market value of one share of class A common stock of Holdings at the time the option is granted, if the option is granted to an employee who owns more than 10% of the voting stock of Holdings.

Each option will terminate on the date specified by the board of directors of Holdings, but in no event later than ten years from the date on which the option was granted. However, if an incentive stock option is granted to an employee who owns more than 10% of the voting stock of Holdings, the option must terminate no later than five years from the date of grant.

The board of directors of Holdings will determine whether each option granted will be an incentive stock option or a non-qualified stock option. However, if, at the time of grant, the fair market value of the class A common stock of Holdings underlying the incentive stock options to be granted exceeds $100,000 on the date that the options first become exercisable, the options shall be treated as non-qualified stock options to the extent of the excess.

The incentive stock options are non-transferrable other than by a will or the laws of descent and distribution. The non-qualified stock options may not be transferred other than by a will or the laws of descent and distribution, unless the board of directors of Holdings permits transfer and the transfer is described in the option instrument.

This option plan automatically terminates on March 14, 2009, unless the board of directors of Holdings terminates it earlier. Termination of the option plan will not terminate any option that was granted before termination.

Effective as of March 15, 1999, Holdings granted under its option plan non-qualified options to purchase 5,000 shares of its class A common stock, of which 1,250 are currently exercisable. Holdings granted options to purchase 2,500 shares of class A common stock to each of Jay Galin and Scott Galin. An aggregate of 5,000 options may be granted to Jay Galin and Scott Galin under this option plan.

Our Retirement Plans

We currently maintain three tax-qualified retirement plans. The G+G Retail retirement plan and trust and the G+G Retail 401(k) savings plan cover all employees, except those covered under a collective bargaining agreement or, with respect to our 401(k) savings plan, those employed in Puerto Rico. The G+G Retail--UAW Local collectively bargained 401(k) plan covers employees employed under a collective bargaining agreement with Local 2326 of the UAW.

Since each of these plans is a "defined contribution plan" under applicable pension laws, our only obligation to them is to make any contribution required by their terms. We have no contingent liability to the plans based on poor investment returns or other factors. We have the discretion, but not the obligation, to make a contribution in any year to the G+G Retail retirement plan. We have no obligation to make a contribution to the 401(k) savings plan. We are obligated to make a contribution to the Local 2326 401(k) plan equal to 2% of each participant's compensation, up to a maximum of $30,000 in compensation. We also must match 50% of a participant's contribution to the plan, up to a maximum matching contribution of the lesser of 1% of the participant's compensation or $300.

We have established a 401(k) plan for employees in Puerto Rico, but we are not obligated to contribute to that plan.

Indemnification Agreements with Our Directors

We have entered into separate, identical indemnification agreements with each of our directors. Under each indemnification agreement, we have agreed to hold harmless and indemnify the director, to the fullest extent provided by Sections 145(a) and (b) of the Delaware General Corporation Law, against all expenses, judgments, fines and amounts paid in settlement reasonably incurred by the director in connection with any threatened, pending or completed civil or criminal action, suit or proceeding, including derivative actions, to which the director is, was or becomes a party, or is threatened to be made a party, as a result of being our director or a former director of G+G Retail.

Our obligation to indemnify a director is subject to the conditions that the director acted in good faith and in a manner the director reasonably believed to be in our best interest and not against us and, with respect to a criminal proceeding, had no reason to believe the conduct was unlawful. In addition, our obligation to indemnify a director is subject to limited exclusions described in the applicable indemnification agreement. Under each indemnification agreement, a director also is entitled to receive from us an advance for expenses incurred in defending any action, suit or proceeding. All advances are subject to repayment if a court ultimately determines that the director was not entitled to be indemnified.

                             PRINCIPAL STOCKHOLDERS

Holdings owns all of our outstanding capital stock. The following table contains information on the beneficial ownership of Holdings capital stock as of May 1, 1999 by:

 . each person known to us to beneficially own more than 5% of the outstanding voting securities of Holdings;

 .  each of our directors;

 .  each of our five most highly compensated executive officers; and

 .  all of our directors and executive officers as a group.

Except as otherwise indicated, each beneficial owner has the sole power to vote and dispose of all shares beneficially owned by it. Beneficial ownership is determined in accordance with SEC rules and regulations. In computing the number of Holdings shares beneficially owned by a person and the percentage of ownership by that person, shares of capital stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 1, 1999 are deemed outstanding and owned by that person. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                        Percentage Percent of             Percentage            Percentage
                                        Ownership  Vote of all Number of  Ownership  Number of  Ownership
                             Number       of all   Classes of  Shares of      of     Shares of      of
                          of Shares of  Classes of   Voting     Series A   Series A   Series B   Series B
                             Common       Common     Common    Preferred  Preferred  Preferred  Preferred
Name of Beneficial Owner    Stock(1)      Stock       Stock     Stock(2)    Stock    Stock (3)    Stock
------------------------  ------------  ---------- ----------- ---------- ---------- ---------- ----------
Pegasus Related
 Partners, L.P..........     26,362(4)     39.0%      25.2%           --      --     15,724.459    49.4%
Paul Gunther, as
 Liquidating Trustee
 under Liquidating Trust
 Agreement dated as of
 December 18, 1998......     15,000(5)     30.0%       --             --      --            --      --
Cerberus G&G Company,
 L.L.C..................     14,000(6)     21.9%       --      18,855.749   100.0%          --      --
Pegasus G&G Retail,
 L.P....................     11,924(7)     20.6%      11.4%           --      --      7,112.637    22.3%
Pegasus Partners, L.P...     10,137(8)     17.9%       9.7%           --      --      6,045.582    19.0%
Jay Galin...............      7,465(9)     14.7%      21.0%           --      --            --      --
Scott Galin.............      7,465(9)     14.7%      21.0%           --      --            --      --
Pegasus G&G Retail II,
 L.P....................      4,977(10)     9.3%       4.8%           --      --      2,969.703     9.3%
Donald D. Shack.........         20(11)       *          *            --      --            --      --
Craig Cogut (12)........        --          --         --             --      --            --      --
Lenard Tessler..........        --          --         --             --      --            --      --
Michael Kaplan..........        600(13)     1.2%       1.7%           --      --            --      --
Jeffrey Galin...........      1,420(14)     2.8%       4.1%           --      --            --      --
Robert Tinbergen........        150(11)       *          *            --      --            --      --
All directors and
 executive officers as a
 group (9 individuals)..     17,270        33.7%      47.6%           --      --            --      --

--------
 * Less than 1%.

 (1) Holdings has four authorized classes of common stock: class A, class B, class C and class D. We and Holdings are prohibited from taking some actions without the affirmative vote or written consent of holders of a majority of the issued and outstanding shares of class B common stock. Restricted actions include, among others:

  .  issuance or redemption of securities;

  .  incurrence of indebtedness in excess of specified amounts;

  . effecting a liquidation or sale of the business of G+G Retail or Holdings; or

  .  initiating a public offering, subject to limited exceptions.

   Except as required by the Delaware General Corporation Law, holders of class C and class D common stock do not have any voting rights. After the completion of a public offering, if at least 20% of the common stock of Holdings is listed or admitted for trading on a national securities exchange or quoted on the Nasdaq National Market, each share of class B, class C and class D common stock then issued and outstanding will automatically convert into one share of class A common stock.

 (2) Holders of series A preferred stock are entitled to receive dividends at an annual rate of 15%, increasing to 17% if the triggering events specified in the certificate of incorporation of Holdings occur. Holdings is prohibited from taking specified actions without the affirmative vote or written consent of a majority of the holders of series A preferred stock. Otherwise, except as required by the Delaware General Corporation Law, holders of series A preferred stock do not have any voting rights. Series A preferred stock is exchangeable at the option of Holdings for notes containing substantially similar terms.

 (3) Holders of series B preferred stock are entitled to receive dividends at an annual rate of 12%, increasing to 17% if the triggering events specified in the certificate of incorporation of Holdings occur. Except as required by the Delaware General Corporation Law, holders of series B preferred stock do not have any voting rights. The shares of series B preferred stock are exchangeable at the option of Holdings for notes containing substantially similar terms.

 (4) Includes 8,837 shares of class B common stock, representing 49.4% of the issued and outstanding class B common stock and warrants to purchase 17,525 shares of class D common stock. The address of this stockholder is c/o Pegasus Investors, L.P., 99 River Road, Cos Cob, Connecticut 06807.

 (5) Class C common stock issued to G & G Shops in connection with the acquisition and transferred to the liquidating trustee in the bankruptcy proceedings for Petrie Retail and its subsidiaries. The address of this stockholder is c/o Petrie Retail, Inc., 150 Meadowlands Parkway, Secaucus, New Jersey 07094.

 (6) Warrants to purchase class D common stock. The address of this stockholder is c/o Cerberus Partners, 450 Park Avenue, 28th Floor, New York, New York 10022.

 (7) Includes 3,997 shares of class B common stock, representing 22.3% of the issued and outstanding class B common stock, and warrants to purchase 7,927 shares of class D common stock. The address of this stockholder is c/o Pegasus Investors, L.P., 99 River Road, Cos Cob, Connecticut 06807.

 (8) Includes 3,398 shares of class B common stock, representing 19.0% of the issued and outstanding class B common stock, and warrants to purchase 6,739 shares of class D common stock. The address of this stockholder is c/o Pegasus Investors, L.P., 99 River Road, Cos Cob, Connecticut 06807.

 (9) Class A common stock. Includes options to purchase 625 shares of class A common stock that are currently exercisable. Assuming that these options were exercised, these shares represent 42.1% of the issued and outstanding class A common stock. The address of this stockholder is c/o G+G Retail, Inc., 520 Eighth Avenue, New York, New York 10018.

(10) Includes 1,668 shares of class B common stock, representing 9.3% of the issued and outstanding class B common stock, and warrants to purchase 3,309 shares of class D common stock. The address of this stockholder is c/o Pegasus Investors, L.P., 99 River Road, Cos Cob, Connecticut 06807.

(11) Class A common stock. Represents less than 1% of the issued and outstanding class A common stock.

(12) Craig Cogut may be deemed to own beneficially 17,900 shares of class B common stock, 35,500 shares of class D common stock and 31,852.381 shares of series B preferred stock through his indirect ownership interest in Pegasus Partners, L.P., Pegasus Related Partners, L.P., Pegasus G&G Retail, L.P. and Pegasus G&G Retail II, L.P. Craig Cogut beneficially owns 100% of the issued and outstanding capital stock of Pegasus Investors GP, Inc., a Delaware corporation that is the general partner of Pegasus Investors. Pegasus Investors is the general partner of each of Pegasus Partners and Pegasus Related Partners. Pegasus Partners and Pegasus Related Partners collectively own 100% of the issued and outstanding capital stock of Pegasus G&G Retail GP, Inc., a Delaware corporation that is the general partner of each of Pegasus G&G Retail and Pegasus G&G Retail II.

(13) Class A common stock. Represents 3.5% of the issued and outstanding class A common stock.

(14) Class A common stock. Represents 8.3% of the issued and outstanding class A common stock.

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


                           RELATED TRANSACTIONS

Purchase of Stock in Holdings; Success Fees; Loans from Holdings

In connection with the acquisition, affiliates of Pegasus Investors--Pegasus Related Partners, L.P., Pegasus G&G Retail, L.P., and Pegasus Partners L.P.-- purchased for an aggregate purchase price equal to $31,346,400:

 .  17,900 shares (100%) of the outstanding class B common stock of Holdings;

 . 30,000 shares (100%) of the outstanding series B preferred stock of Holdings; and

 . warrants to purchase 35,500 shares of the class D common stock of Holdings for $0.01 per share.

In December 1998, Pegasus Partners and Pegasus Related Partners transferred some of their shares of Holdings class B common stock, series B preferred stock and warrants to another affiliate of Pegasus Investors, Pegasus G&G Retail II.

From the acquisition to March 31, 1999, all of the affiliates of Pegasus Investors have received in the aggregate an additional 1,852.37 shares of series B preferred stock of Holdings as dividends on series B preferred stock that they hold. The class B common stock of Holdings owned by the affiliates of Pegasus Investors represents approximately 51.1% of the voting common equity of Holdings outstanding on May 1, 1999, or 49.4%, assuming the exercise of stock options that were exercisable as of May 1, 1999. As a result of their ownership of Holdings, the affiliates of Pegasus Investors have the ability to determine the outcome of most corporate actions that are required to be submitted to Holdings stockholders, other than, currently, the election of a majority of the board of directors of Holdings. In addition, as holders of class B common stock of Holdings, the affiliates of Pegasus Investors have special veto rights which allow them to control the timing and occurrence of a number of major corporate transactions by us and Holdings. Craig Cogut, a director of our company and of Holdings, has an indirect ownership interest in each of the affiliates of Pegasus Investors. See "Principal Stockholders."

Lenard Tessler, a director of G+G Retail and Holdings, is a principal of TGV Partners. TGV Partners and its affiliates hold limited partnership interests in Pegasus G&G Retail and Pegasus G&G Retail II. Pegasus G&G Retail and Pegasus G&G Retail II own 22.3% and 9.3%, respectively, of the shares and warrants to purchase shares of Holdings held by the affiliates of Pegasus Investors described above. Under the limited partnership agreement of Pegasus G&G Retails, in the event that Holdings has not consummated an initial public offering of its common stock on or prior to August 28, 2003, TGV Partners may require Pegasus G&G Retail to exercise its demand registration rights that are described below. See "Principal Stockholders" and "--Stockholder Agreements; Management Fees."

In connection with the acquisition, Holdings and we assumed the obligation of G & G Shops to pay success fees to Jay Galin and Scott Galin. The success fees were payable under an agreement among Petrie Retail, G & G Shops, Jay Galin and Scott Galin. In that agreement, Jay Galin and Scott Galin agreed:

 . to provide their full cooperation and assist in the sale of the business of G & G Shops;

 . to provide prospective purchasers with information that would enable them to evaluate the assets of G & G Shops;

 .  to conduct meetings and presentations; and

 . under limited circumstances, to make themselves available on a full-time basis for up to six months after a closing of the sale to a successful purchaser.

To satisfy the obligations in respect of the success fee, we and Holdings paid to each of Jay Galin and Scott Galin $1,378,000 in cash and issued to each of them a note payable by us in the amount of

$272,000. We paid these non-interest bearing notes in full on their maturity date, January 4, 1999. In addition, in the agreement providing the success fee, Petrie Retail and G & G Shops agreed to reimburse Jay Galin and Scott Galin for professional fees and disbursements incurred by them. We, G & G Shops and Petrie Retail paid an aggregate of $286,555 of these professional fees and disbursements.

In connection with the acquisition, each of Jay Galin and Scott Galin purchased 7,130 shares of class A common stock of Holdings for $841,500 and transferred 290 shares of class A common stock to Jeffrey Galin, who is our vice president/divisional merchandise manager as well as Jay Galin's son and Scott Galin's brother. Of the 290 shares transferred by each of Jay and Scott Galin, 169 shares were given to Jeffrey Galin as a gift and 121 shares were sold to Jeffrey Galin in exchange for a promissory note. The class A common stock owned by Jay Galin and Scott Galin represent approximately 81% of the outstanding class A common stock, and approximately 41.2% of the voting common equity of Holdings, as of March 31, 1999, assuming the exercise of stock options that were exercisable as of March 31, 1999. In addition, holders of class A common stock currently are entitled to elect three-fifths of the board of directors of Holdings. See "Principal Stockholders."

In connection with the acquisition, Holdings gave Donald D. Shack, one of our directors, the opportunity to purchase shares of its class A common stock. Mr. Shack and four other stockholders in the law firm of Shack & Siegel, which is general counsel to Holdings and G+G Retail, each purchased 20 shares of class A common stock for an aggregate purchase price of $11,822. See "Principal Stockholders."

In connection with the acquisition, some of our officers also purchased class A common stock as follows:

 .  Michael Kaplan purchased 600 shares for a total purchase price of $70,813;

 .  Jeffrey Galin purchased 840 shares for a total purchase price of $99,138;

 .  James Dodd purchased 150 shares for a total purchase price of $17,703; and

 .  Robert Tinbergen purchased 150 shares for a total purchase price of $17,703.

To fund their purchases of stock, each of these officers borrowed from Holdings, on a full recourse basis, the total purchase price of the stock purchased, less the $0.001 par value of the stock that was paid in cash. The total principal amount of each officer's loan is due on the earlier of:

 .  the fifth anniversary of the date of the loan; or

 . 30 days following the date on which the officer is no longer an officer of Holdings or any of its subsidiaries.

The outstanding principal amount of each loan bears interest at the prime rate announced in New York City by Citibank, N.A. from time to time, payable on a quarterly basis. Each of these loans is secured by a pledge of the purchased stock.

We believe that the terms of this transaction were no less favorable to Holdings and G+G Retail than could have been obtained in an arms-length transaction with an unrelated third party.

Acquisition Closing Fees

In connection with the closing of the acquisition, TGV Partners received a closing fee in the amount of $1,250,000. The closing fee was payment for the financial advisory services provided by TGV Partners in connection with the acquisition. We believe that the terms of this transaction were no less favorable to G+G Retail than could have been obtained in an arms-length transaction with an unrelated third party.

Private Placement Fee

We paid Pegasus Investors a $1.0 million fee for financial advisory services in connection with the private placement. We believe that the terms of this transaction were no less favorable to G+G Retail than could have been obtained in an arms-length transaction with an unrelated third party.

Stockholder Agreements; Management Fees

Affiliates of Pegasus Investors are parties to a stockholders agreement with a number of management stockholders of Holdings, including Jay Galin and Scott Galin. Under the stockholders agreement, each management stockholder is prohibited from transferring class A common stock of Holdings on or before August 28, 2002 without the consent of holders of a majority of the outstanding class A and class B common stock, except in limited circumstances. After August 28, 2002, all transfers of class A common stock by management stockholders are subject to a right of first refusal in favor of Holdings and the affiliates of Pegasus Investors. In addition, if the affiliates of Pegasus Investors propose to sell at least 80% of the common equity of Holdings that they hold, the management stockholders may be required by the affiliates of Pegasus Investors to sell shares of class A common stock in the same sale to the same purchaser on the same terms. Furthermore, if one or more of the affiliates of Pegasus Investors proposes to sell at least 5% of the common equity of Holdings, the management stockholders will be entitled to sell the same percentage of their shares of class A common stock in the same sale and on the same terms.

Jay Galin and Scott Galin made representations and warranties to the affiliates of Pegasus Investors in the stockholders agreement relating to the representations and warranties made to us in connection with the acquisition. Messrs. Galin agreed to indemnify the affiliates of Pegasus Investors for damages exceeding $1,750,000 that result from any breach of their representations and warranties, provided that the aggregate amount of damages exceeds $3,500,000.

Holdings has granted the affiliates of Pegasus Investors preemptive rights in connection with equity issuances by Holdings, with limited exceptions. The affiliates of Pegasus Investors waived these preemptive rights with respect to the warrants issued by Holdings in the private placement. Holdings has also granted to the affiliates of Pegasus Investors and the management stockholders demand and piggyback registration rights. Affiliates of Pegasus Investors or our management stockholders who hold at least 33% of outstanding class B common stock of Holdings are entitled to demand registration of their shares after the consummation of a qualified public offering, which means a public offering of common stock of which at least 20% of the then outstanding shares of the class are publicly held and which is listed or admitted for trading on a national securities exchange or quoted on the Nasdaq National Market. The affiliates of Pegasus Investors who hold at least 33% of the outstanding class B common stock of Holdings are also entitled to demand registration of their shares beginning on August 28, 2002. Any demand registration must be reasonably expected to yield aggregate gross proceeds of at least $20,000,000 to the stockholders exercising their registration rights. The affiliates of Pegasus Investors as a group are entitled to two demand registrations, and the management stockholders as a group are entitled to one demand registration. The affiliates of Pegasus Investors and the management stockholders are each entitled to piggyback registration rights in connection with any registration statement filed by Holdings, with limited exceptions.

In addition to their rights to elect directors, under the stockholders agreement, the affiliates of Pegasus Investors may have the right to appoint an observer for meetings of the board of directors of Holdings. See "Management-- Directors, Executive Officers and Key Employees."

Under the stockholders agreement, if we terminate any management stockholder's employment for cause or if any management stockholder terminates employment without good reason, each of Holdings and the affiliates of Pegasus Investors has the right to purchase the relevant management stockholder's shares of class A common stock of Holdings at the lower of the management stockholder's initial purchase price per share or the fair market value per share on the effective date of termination. The right to purchase Jay Galin's shares terminates upon the earlier of:

 .  the consummation of a qualified public offering; or

 .  August 28, 2000.

The right to purchase Scott Galin's shares terminate upon the earlier of:

 .  the consummation of a qualified public offering; or

 .  August 28, 2003.

The right to purchase shares of other management stockholders terminates upon the consummation of a qualified public offering.

The affiliates of Pegasus Investors and Holdings are also parties to a stockholders agreement with G & G Shops that requires G & G Shops and its permitted assigns to first offer to sell to Holdings and the affiliates of Pegasus Investors, on specified terms, any class C common stock of Holdings that G & G Shops and its permitted assigns, as class C holders, desire to sell. If Holdings and the affiliates of Pegasus Investors do not elect to purchase the shares, the class C holders may sell them to a third party on terms no more favorable than the terms proposed to Holdings and the affiliates of Pegasus Investors. If the proposed third party purchaser is primarily in the retail apparel business but not primarily in the girls' and/or women's retail apparel business, the class C holders must again offer to sell the shares to Holdings and the affiliates of Pegasus Investors. If Holdings and the affiliates of Pegasus Investors again elect not to purchase the shares, the class C holders may sell them to the proposed third party on terms no more favorable than the proposed terms.

If the affiliates of Pegasus Investors propose to sell at least 50% of the common equity of Holdings that they hold, they may require the class C holders to sell Holdings class C common stock in the same sale to the same purchaser on the same terms. In addition, if one or more of the affiliates of Pegasus Investors proposes to sell at least 15% of the common equity of Holdings, class C holders are entitled to sell the same percentage of their class C common stock in the same sale and on the same terms.

Class C holders are also entitled to certain demand and piggyback registration rights subject to specified limitations, holders of at least 50% of outstanding class C common stock are entitled to demand registration of their shares following the earlier to occur of:

 .  a qualified public offering; or

 .  August 28, 2003.

The class C holders as a group are entitled to:

 .  one demand registration; and

 . piggyback registration rights in connection with any registration statement that is filed by Holdings, with limited exceptions.

In connection with any initial public offering by Holdings, class C holders are entitled to include on a priority basis in the registration up to one-third of the registrable shares that they hold, with some limitations. In addition, Holdings may not, without the consent of holders of a majority of its class C common stock, grant any demand or piggyback registration rights that have priority over or are inconsistent with the registration rights granted to class C holders.

We believe that the terms of these transaction are no less favorable to G+G Retail and Holdings than could have been obtained in an arms-length transaction with an unrelated third party.

                    DESCRIPTION OF REVOLVING CREDIT FACILITY

Our revolving credit facility provides us with a line of credit of up to $20.0 million, including a sublimit of $10.0 million for letters of credit, and matures in October 2001. The facility may be used for general operating, working capital and other proper corporate purposes. Our ability to borrow and obtain letters of credit under the revolving credit facility is subject to compliance with a borrowing base, calculated as 80% or, during peak borrowing periods, 85% of eligible inventory, and other customary conditions, including accuracy of representations and warranties, compliance with covenants and absence of defaults. We are in compliance with the covenants under our revolving credit facility on the date of this prospectus.

Interest on amounts advanced under the revolving credit facility accrues at the adjusted Eurodollar rate plus 1.75% or at the prime rate (7.75% as of May 1, 1999).

The revolving credit facility contains a $39.0 million minimum tangible net worth covenant and other customary covenants, including limitations on changes of ownership, transactions with affiliates, dividends, additional indebtedness, creation of liens, asset sales, acquisitions, conduct of business and capital expenditures. The revolving credit facility also contains customary events of default, including defaults on our other indebtedness, including the notes.

Our obligations under the revolving credit facility are secured by a lien on substantially all of our assets.

If the revolving credit facility is terminated before its stated maturity, a termination fee may be payable as follows:

 .$150,000 for a termination on or before October 1999;

 .$100,000 for a termination on or before October 2000; and

 .approximately $67,000 for a termination before October 2001.

                            DESCRIPTION OF THE NOTES

You can find definitions of the capitalized terms used in this description in "--Definitions." We issued the outstanding notes and will issue the exchange notes under an indenture with U.S. Bank Trust National Association, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus is a part. This description is a summary of only the material provisions of the indenture. It does not restate the indenture. Therefore, we urge you to read the indenture. You should also read the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Brief Description

The notes are:

 .  our general unsecured obligations;

 . effectively subordinate to any existing or future debt secured by our assets;

 . equal in rank in right of payment with all of our existing and future senior indebtedness;

 . senior in right of payment to all of our existing and future subordinated indebtedness; and

 . unconditionally guaranteed by each of our subsidiaries that execute a subsidiary guarantee.

The notes will be guaranteed by each of our domestic Restricted Subsidiaries that we or any of our Restricted Subsidiaries acquire or create and by any subsidiary that guarantees any of our or our subsidiary guarantors' indebtedness. Each guarantee is:

 . our subsidiary guarantor's general unsecured obligation and therefore is subordinate to all of our subsidiary guarantor's secured indebtedness;

 . equal in rank in right of payment with all our subsidiary guarantor's existing and future senior indebtedness; and

 . senior in right of payment to all our subsidiary guarantor's existing and future subordinated indebtedness.

As of the date of this prospectus, we have only one subsidiary, G & G Retail of Puerto Rico. We have no domestic subsidiaries, and our one foreign subsidiary does not guarantee the outstanding notes or the exchange notes.

In the event of a bankruptcy, liquidation or reorganization of any of our Unrestricted Subsidiaries that are not subsidiary guarantors, each of them must pay their general creditors and trade creditors before it can distribute any assets to us.

As of the date of the indenture, our sole subsidiary was a Restricted Subsidiary. However, our board of directors may designate our sole subsidiary as an Unrestricted Subsidiary if the designation complies with the terms of the indenture. Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture and will not guarantee the notes. See "--Covenants-- Designation of Restricted and Unrestricted Subsidiaries."

Principal, Maturity and Interest

Under the indenture, we may issue notes with a maximum aggregate principal amount of $107.0 million. We issued the outstanding notes, and will issue the exchange notes, in denominations of $1,000 and integral multiples of $1,000.

The notes will mature on May 15, 2006.

Interest on the notes accrues at the rate of 11% per annum. We will make semi-annual interest payments in arrears on May 15 and November 15, beginning November 15, 1999. We will make each interest payment to you if you were a holder of record on the immediately preceding May 1 and November 1.

Interest on the notes accrues from the date the notes were originally issued. If we have already paid interest, then interest accrues from the date interest was most recently paid. Interest will be computed on the basis of a 360-day year with 12 months of 30 days.

Methods of Receiving Payments on the Notes

If you have given wire transfer instructions to us, we will pay all principal, interest and premium on your notes and any liquidated damages under the indenture according to your instructions. All other payments will be made at the office or agency of the paying agent and registrar within the City and State of New York or by check mailed to your address as listed in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent and registrar. We may change the paying agent or registrar without notifying you, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

You may transfer or exchange notes according to the terms of the indenture. The registrar and the trustee may require you to provide appropriate endorsements and transfer documents, and other materials, in order to complete the transfer or exchange. We may require you to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note that we choose to redeem. We are also not required to transfer or exchange any notes during the 15 days before we choose notes to redeem.

We will treat you as the owner of a note for all purposes if you are the registered holder.

Subsidiary Guarantees

We currently have no subsidiaries that guarantee the notes. In the future, we may create subsidiaries that would become guarantors. We may, however, designate subsidiaries as Unrestricted Subsidiaries if the designation will not cause a default under the indenture. Unrestricted Subsidiaries are not guarantors of the notes. We may also redesignate Unrestricted Subsidiaries as Restricted Subsidiaries, in which case they would have to become guarantors of the notes.

Our subsidiary guarantors, if any, both individually and as a group, will guarantee our obligations under the notes. Each subsidiary guarantor's obligations under its subsidiary guarantee will be limited to the extent necessary to prevent that guarantee from being a fraudulent conveyance under applicable law. See "Risk Factors."

Subsidiary guarantors may not sell or otherwise dispose of all or substantially all of their assets to, or consolidate with or merge with or into, another person or entity, other than us or another subsidiary guarantor, unless:

 . immediately after that transaction takes effect, no default or event of default exists; and

 .  either:

  . the person or entity acquiring the property, or the person or entity formed by or surviving the consolidation or merger, assumes all of the subsidiary guarantor's obligations under the indenture, its guarantee and the registration rights agreement according to a supplemental indenture satisfactory to the trustee; or

  . the net proceeds of the sale or other disposition are applied according to the asset sale provisions in the indenture.

A guarantee will be released if:

 . all or substantially all of the assets of the subsidiary guarantor are transferred in a sale or other disposition, including by merger or consolidation, to a person or entity that is not one of our subsidiaries either before or after the transaction, and if the subsidiary guarantor applies the net proceeds of that sale or other disposition according to the asset sale provisions in the indenture;

 . all of the capital stock of the subsidiary guarantor is sold to a person or entity that is not one of our subsidiaries either before or after the transaction and if we apply the net proceeds of that sale according to the indenture's asset sale provisions; or

 . our board of directors properly designates any Restricted Subsidiary that is a subsidiary guarantor as an Unrestricted Subsidiary.

See "--Repurchase at Your Option--Asset Sales."

Optional Redemption

Before May 15, 2002, we may redeem, on any one or more occasions, up to 35% of the aggregate principal amount of the notes with the net cash proceeds of Public Equity Offerings. We will pay a redemption price of 111% of the principal amount of the notes, plus accrued and unpaid interest and any liquidated damages under the indenture up to the redemption date; provided that:

 . at least 65% of the aggregate principal amount of the notes remains outstanding, excluding the amount of the notes that we and our subsidiaries hold, immediately after the redemption; and

 .  the redemption occurs within 60 days of the closing date of the Public
   Equity Offering.

Except as stated in the above paragraph, we may not redeem the notes before May 15, 2003.

On or after May 15, 2003, we may redeem all or a part of the notes by giving 30 to 60 days' notice at the following redemption prices, plus accrued and unpaid interest and any liquidated damages under the indenture up to the applicable redemption date:

                                                                      Percentage
                                                                          of
                                                                      Principal
      Period                                                            Amount
      ------                                                          ----------
      May 15, 2003--May 14, 2004.....................................  105.50%
      May 15, 2004--May 14, 2005.....................................  102.75%
      May 15, 2005 and thereafter....................................  100.00%

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments on the notes.

Repurchase at Your Option

Change of Control

If a Change of Control occurs, you will have the right to require us to repurchase all or any part of your notes in multiples of $1,000 according to the change of control offer provisions in the indenture. Under those provisions, we will offer a cash payment equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and any liquidated damages under the indenture up to the date of repurchase.

Within ten days following any Change of Control, we will mail to you a notice that describes the transaction that constitutes the Change of Control, with an offer to repurchase notes on a date 30 to 60 days from when the notice is mailed.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations that are applicable to the repurchase. If the provisions of any securities laws or regulations conflict with the Change of Control provisions in the indenture, we will follow the applicable securities laws and regulations. In following the law, we will not be deemed to have breached our obligations under the indenture.

On the repurchase date, to the extent lawful, we will:

 . accept for repurchase all notes or portions of notes that are properly tendered;

 . deposit with the paying agent the repurchase price for all notes or portions of notes that you tender; and

 . deliver or cause to be delivered to the trustee the accepted notes with an officers' certificate stating the aggregate principal amount of notes or portions of notes that we are repurchasing.

The paying agent will promptly mail to you the repurchase price. The trustee will promptly authenticate and mail, or have transferred by book entry, to you a new note equal in principal amount to any unpurchased portion of the notes that you surrendered; provided that each new note will be in a principal amount of $1,000 and or an integral multiple of $1,000.

We will publicly announce the results of the Change of Control offer on or as soon as practicable after the repurchase date.

The provisions that require us to make a Change of Control offer are not exclusive and apply despite the applicability of any other indenture provision. These provisions are the only provisions that give you the right to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We are not required to make a Change of Control offer when a Change of Control occurs if a third party makes an offer to purchase in the manner, at the times and in every way follows the requirements in the indenture that apply to a Change of Control offer and purchases all of the notes properly tendered and not withdrawn under the Change of Control offer.

The agreements governing our other debt contain prohibitions of events, including those that result in a Change of Control. In addition, your exercise of your right to require us to repurchase the notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, because of the financial effect of the repurchases on our business. Our ability to pay cash to you may be limited by our then existing financial resources. See "Risk Factors."

Asset Sales

We will not, and will not permit any of our Restricted Subsidiaries to, complete an Asset Sale unless:

 . we or our Restricted Subsidiary receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or equity interests issued or sold or otherwise disposed of;

 . the fair market value is determined by our board of directors and evidenced by a resolution of our board of directors described in an officers' certificate delivered to the trustee; and

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


 . at least 85% of the consideration that we or our Restricted Subsidiary receive is in cash.

For purposes of this clause, each of the following is cash:

 . as shown on the most recent balance sheets, other than contingent liabilities and liabilities that are subordinated to the notes or to any subsidiary guarantee, any of our or our Restricted Subsidiary's liabilities that the transferee of the assets assumes under a customary novation agreement that releases us or our Restricted Subsidiary from further liability; and

 .  any securities, notes or other obligations that we or our Restricted
   Subsidiary receive and convert into cash, to the extent of the cash received in that conversion, within 90 days following the closing of the Asset Sale.

Within 180 days after receiving any net proceeds from an Asset Sale, we may apply any of the net proceeds to:

 . repay any indebtedness under our credit facilities to the extent that the indebtedness is secured by a lien on our assets or equity interests issued, sold or otherwise disposed of in the Asset Sale;

 . acquire all or substantially all of the assets of, or a majority of the voting stock of, another Permitted Business;

 .  make a capital expenditure in a Permitted Business; or

 .  acquire other long-term assets that are used or useful in a Permitted
   Business.

Pending the final application of the net proceeds, we may reduce revolving credit borrowings temporarily or otherwise invest the net proceeds in any way not prohibited by the indenture.

All net proceeds from Asset Sales that are not applied or invested will be excess proceeds. When the aggregate amount of excess proceeds exceeds $5.0 million, we will make an asset sale offer to you and to all holders of other indebtedness that is equal in rank with the notes and that is covered by similar provisions regarding offers to repurchase with the proceeds of asset sales.

The offer price in any asset sale offer will be 100% of principal amount, plus accrued and unpaid interest, and any liquidated damages under the indenture to the date of purchase, and will be payable in cash. If any excess proceeds remain after completion of an asset sale offer, we may use the remaining excess proceeds for any purpose not prohibited by the indenture. If the aggregate principal amount of the notes and other debt that is equal in rank tendered in the asset sale offer exceeds the amount of excess proceeds, the trustee will select the notes and other debt to be purchased on a pro rata basis based on the principal amount of the notes and other debt tendered. Upon completion of each asset sale offer, the amount of excess proceeds shall be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations. If the provisions of any securities laws or regulations conflict with the asset sales provisions of the indenture, we will follow the applicable securities laws and regulations. In following the law, we will not be deemed to have breached our obligations under the indenture.

The agreements governing our other indebtedness contain prohibitions of events, including those that result in an Asset Sale. In addition, your exercise of your right to require us to repurchase the notes upon the occurrence of an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, because of the financial effect of the repurchases on us. Our ability to pay cash to you may be limited by our then existing financial resources.


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Selection and Notice

If not all of the notes are to be redeemed at one time, the trustee will choose notes for redemption:

 . following the requirements of the principal national securities exchange on which the notes are listed; or

 . if the notes are not listed, on a pro rata basis, by lot or by any other method that the trustee believes is fair and appropriate.

Redemption notices will be mailed to you by first class mail 30 to 60 days before the redemption date at your registered address. Redemption notices cannot contain conditions.

Notes or portions of notes must be redeemed in amounts or multiples of $1,000 unless all of your notes are being redeemed.

If the trustee chooses to redeem one of your notes in part only, the redemption notice relating to that note will state the portion of the principal amount being redeemed. A new note in a principal amount of the unredeemed portion of the original note will be issued in your name when the original note is canceled. Notes that the trustee calls for redemption are due on the redemption date. On and after the redemption date, interest stops accruing on the notes, or portion of the notes, that are redeemed.

Covenants

Restricted Payments

We will not, and will not permit any of our Restricted Subsidiaries to:

 . declare or pay any dividend, or make any other payment or distribution, on the equity interests of G+G Retail or of any of our Restricted Subsidiaries or to the holders of the equity interests of G+G Retail or of any of our Restricted Subsidiaries, other than dividends or distributions payable in equity interests, besides Disqualified Stock;

 . purchase, redeem or otherwise acquire or retire for value any equity interests of G+G Retail or Holdings;

 . make any payment on, or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any indebtedness that is subordinated to the notes or the subsidiary guarantees, except a payment of interest or principal at the Stated Maturity; or

 .  make any Restricted Investment;

unless, at the time of and after giving effect to a restricted payment:

 . no default or event of default under the indenture has occurred and is continuing, or would occur as a consequence;

 . at the time of the restricted payment, and after giving pro forma effect as if the restricted payment had been made at the beginning of the applicable four-quarter period, we would have been permitted to incur at least $1.00 of additional indebtedness under the Fixed Charge Coverage Ratio test; and

 . the restricted payment, combined with all other restricted payments made by us and our Restricted Subsidiaries after the date of the indenture, excluding Restricted Payments permitted by the second, third and fourth clauses of the following paragraph, is less than the sum, without duplication, of:

  . 50% of our Consolidated Net Income for the period stretching from the beginning of the first fiscal quarter that begins after the date of the indenture to the end of the most recently ended fiscal quarter at the time of the restricted payment or, if our Consolidated Net Income for that period is a deficit, less 100% of the deficit; plus

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


 .  100% of the total net cash proceeds:

  . that we have received since the date of the indenture as a contribution to our common equity capital; or

  . from the issue or sale of our equity interests, other than Disqualified Stock, or of our convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities that have been converted into or exchanged for the equity interests, other than equity interests or Disqualified Stock or debt securities sold to one of our subsidiaries; plus

 . to the extent that any Restricted Investment made after the date of the indenture is sold for cash, or otherwise liquidated or repaid for cash, the lesser of:

  . the cash return of capital on the Restricted Investment, less the cost of disposition, if any; and

  .  the initial amount of the Restricted Investment; plus

 .  in the event that any Unrestricted Subsidiary is designated as a Restricted
   Subsidiary, the lesser of:

  . the total fair market value of all outstanding Investments that we and our Restricted Subsidiaries own in the subsidiary at the time of the designation; or

  . the total amount of Restricted Investments made in the Unrestricted Subsidiary since the date of the indenture.

As long as no default has occurred and is continuing or will result under the indenture, the above provisions do not prohibit:

 . the payment of any dividend within 60 days after the date it is declared, if the payment would have complied with the indenture on the date that it was declared;

 . the redemption, repurchase, retirement, defeasance or other acquisition of any of our or of any of our subsidiary guarantor's subordinated indebtedness or of any of our equity interests in exchange for, or out of the net cash proceeds of the almost simultaneous sale, other than to one of our subsidiaries, of our equity interests other than Disqualified Stock; provided that the amount of any net cash proceeds that are used will be excluded from the total net proceeds calculation described above;

 . the defeasance, redemption, repurchase or other acquisition of our or any of our subsidiary guarantor's subordinated indebtedness using the net cash proceeds from incurring Permitted Refinancing Indebtedness;

 . the payment of any dividend by one of our Restricted Subsidiaries to the holders of its common equity interests on a pro rata basis;

 . payments to Holdings to enable Holdings to repurchase, redeem or otherwise acquire or redeem for value any of its equity interests that are held by any of our or our Restricted Subsidiaries' current or former management or directors; provided that the aggregate price paid for the equity interests does not exceed $500,000 in any 12-month period, excluding loans incurred to finance the purchase of the equity interests that are repaid;

 .  payments to Holdings to enable Holdings to:

  . pay franchise taxes and other fees and expenses necessary to maintain its corporate existence;

  .  pay reasonable fees to its directors; and

  . perform accounting, legal, corporate reporting and other administrative functions in the ordinary course of business;

provided that these payments do not exceed $1.0 million in the aggregate; and

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


 . payments to Holdings to enable Holdings to fund payments under any plan implemented in the ordinary course of business to compensate our or any of our Restricted Subsidiaries' management based on the value of the common stock of Holdings.

The amount of all restricted payments, other than cash, is the fair market value on the date that the restricted payment of the assets or securities is transferred or issued to or by us or the Restricted Subsidiary. The relevant board of directors will determine the fair market value of any assets or securities that are valued under these provisions and deliver to the trustee resolutions evidencing the determination. The board of directors must base its determination on an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $5.0 million.

Incurrence of Debt and Issuance of Preferred Stock

We will not, and will not permit any of our Restricted Subsidiaries to, create, incur, issue, assume, guarantee or otherwise become liable for any debt. Additionally, we will not issue any Disqualified Stock and will not permit any of our Subsidiaries to issue any preferred stock, except that that we may incur debt or issue Disqualified Stock if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters would have been at least 2.5 to 1, determined on a pro forma basis as if the additional indebtedness had been incurred, or Disqualified Stock had been issued, at the beginning of the four-quarter period.

The above provisions do not prohibit:

 . the incurrence by us and our Restricted Subsidiaries of additional debt under credit facilities in an aggregate principal amount at any one time not to exceed the lesser of:

  . $30.0 million less the aggregate amount of all net proceeds of Asset Sales that we or any of our Restricted Subsidiaries apply to repay indebtedness under a credit facility and to effect a corresponding commitment reduction under the credit facility as described in "-- Repurchase at Your Option--Asset Sales"; and

  .  the amount of the Borrowing Base as of the date of the incurrence;

 .  the incurrence by us and our Restricted Subsidiaries of the Existing
   Indebtedness;

 . the incurrence by us and or subsidiary guarantors of indebtedness represented by the notes and the subsidiary guarantees;

 . the incurrence by us or any of our Restricted Subsidiaries of indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment, in an aggregate principal amount not to exceed $5.0 million at any one time;

 . the incurrence by us or any of our Restricted Subsidiaries of indebtedness represented by Capital Lease Obligations or purchase money obligations incurred for the purpose of financing all or any part of the purchase price of point of sale equipment, in an aggregate principal amount not to exceed $5.0 million;

 .  the incurrence by us or any of our Subsidiaries of Permitted Refinancing
   Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace indebtedness, other than intercompany indebtedness, that was permitted by specified provisions of the indenture;

 . the incurrence by us or any of our Restricted Subsidiaries of intercompany indebtedness between or among us and any of our Wholly Owned Restricted Subsidiaries or a subsidiary guarantor, except that:


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


  . if we or any of our subsidiary guarantors is the obligor on the intercompany indebtedness and the obligor is not a guarantor or G+G Retail, the intercompany indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, in our case, or the guarantee, in the case of a subsidiary guarantor; and

  . any subsequent issuance or transfer of equity interests that results in any intercompany indebtedness being held by a person or entity other than us or one of our Wholly Owned Restricted Subsidiaries or a subsidiary guarantor or any sale or other transfer of any intercompany of any indebtedness to a person or entity that is not G+G Retail or one of our Wholly Owned Restricted Subsidiaries or a subsidiary guarantor will constitute an incurrence of the intercompany indebtedness by us or the Restricted Subsidiary that is not permitted;

 .  the incurrence by us or any of our Restricted Subsidiaries of Hedging
   Obligations that are incurred for the purpose of fixing or hedging:

  . interest rate risk with respect to any floating rate indebtedness that is permitted by the indenture; or

  . currency values with respect to transactions that we or a Restricted Subsidiary enter into in the ordinary course of business;

 . the guarantee by us or any of our subsidiary guarantors of our or a Restricted Subsidiary's debt to the extent that the debt was otherwise permitted to be incurred by the indenture;

 . the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock, as long as the amount is included in our Fixed Charges as accrued;

 . the incurrence by us or any of our Restricted Subsidiaries of indebtedness consisting of performance, bid or advance payment bonds, surety bonds, custom bonds, utility bonds and similar obligations arising in the ordinary course of business;

 . the incurrence by us or any of our Restricted Subsidiaries of indebtedness arising from agreements that provide for indemnification, adjustment of purchase price or similar obligations that are incurred or assumed in connection with the disposition of any business asset or subsidiary of G+G Retail, as long as the maximum assumable indebtedness does not exceed at any time the gross proceeds actually received by us and our Restricted Subsidiaries in connection with the disposition; and

 . the incurrence by us or any of our Restricted Subsidiaries of additional indebtedness in an aggregate principal amount, or accreted value, at any one time not to exceed $5.0 million.

We will not incur any indebtedness that is contractually subordinated in right of payment to any of our other indebtedness, unless the indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms.

For purposes of determining our compliance with this covenant, if an item of proposed indebtedness meets the criteria of more than one of the categories of permitted debt described above, or is entitled to be incurred pursuant to the first paragraph, we will be permitted to classify the item of indebtedness on the date of its incurrence, or to reclassify later all or a portion of the item of indebtedness, in any manner that complies with these provisions.

Indebtedness under credit facilities outstanding on the date on which the notes were first issued and authenticated under the indenture is deemed to have been incurred on that date.


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

Liens

We will not, and will not permit any of our Restricted Subsidiaries to create, incur, assume or suffer to exist any lien of any kind on any asset now owned or that will be acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

We will not, and will not permit any of our Restricted Subsidiaries to, create or permit to exist or become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

 . pay dividends or make any other distributions on its capital stock to us or any of our Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to us or any of our Restricted Subsidiaries;

 .  make loans or advances to us or any of our Restricted Subsidiaries; or

 .  transfer any of its properties or assets to us or any of our Restricted
   Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or due to:

 . Existing Indebtedness in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of Existing Indebtedness, as long as the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not more restrictive, taken as a whole, with respect to dividend and payment restrictions other than those contained in the Existing Indebtedness in effect on the date of the indenture;

 .  the indenture, the notes and the guarantees;

 .  applicable law;

 . any instrument governing indebtedness or capital stock of a person or entity acquired by us or any of our Restricted Subsidiaries as is in effect at the time of its acquisition, except to the extent the indebtedness was incurred in connection with or in contemplation of that acquisition, where the encumbrance or restriction does not apply to any person or entity, or the properties or assets of any person or entity, other than the person or entity acquired, as long as in the case of indebtedness, the indenture permitted its issuance;

 . customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices;

 . purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the acquired property;

 . any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

 . Permitted Refinancing Indebtedness, as long as the restrictions contained in the agreements governing the Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the debt being refinanced;

 .   liens securing indebtedness that limit the debtor's right to dispose of the assets subject to the lien;

 .   provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

 .   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.


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Merger, Consolidation or Sale of Assets

We may not:

 .  consolidate or merge with or into another person or entity; or

 . sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of G+G Retail and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to another person or entity;

unless:

 .  either:

  .  we are the surviving corporation; or

  . the person or entity, other than G+G Retail, formed by or surviving the consolidation or merger, other than G+G Retail, or to which the sale, assignment, transfer, conveyance or other disposition will be made is a corporation organized or existing under the laws of the United States, or any state thereof or the District of Columbia;

 . the person or entity formed by or surviving the consolidation or merger, if other than G+G Retail, or to which the sale, assignment, transfer, conveyance or other disposition will be made, assumes all of our obligations under the notes, the indenture and the registration rights agreement under agreements reasonably satisfactory to the trustee;

 . immediately after the transaction, no default or event of default exists under the indenture; and

 . we or the person or entity formed by or surviving the consolidation or merger, if other than G+G Retail, or to which the sale, assignment, transfer, conveyance or other disposition shall have been made, will:

  . have a Consolidated Net Worth immediately after the transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction; and

  . on the date of the transaction, after giving pro forma effect to the transaction and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional indebtedness pursuant to the Fixed Charge Coverage Ratio test.

In addition, we may not lease all or substantially all of our properties or assets to any other person or entity. These provisions do not apply to a sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us and any of our Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

We will not, and will not permit any of our Restricted Subsidiaries to:

 . make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to any of our Affiliates;

 .  purchase any property or assets from any of our Affiliates; or

 . enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of our Affiliates;

unless:

 . the transaction is on terms that are no less favorable to us or the Restricted Subsidiary than terms that would be obtained in a comparable transaction with an unrelated person or entity; and

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


 .  we deliver to the trustee:

  . if the transaction or series of related transactions involves an aggregate consideration of more than $1.0 million, a resolution of the relevant board of directors set forth in an officers' certificate certifying that the transaction complies with these provisions and that the transaction has been approved by a majority of the disinterested members of the board of directors; or

  . if the transaction or series of related transactions involves an aggregate consideration of more than $5.0 million, an opinion as to the fairness of the transactions to noteholders from a financial point of view that is issued by an accounting, appraisal or investment banking firm of national standing.

The following items are not deemed to be transactions with Affiliates and, therefore, will not be subject to the provisions of the prior paragraph:

 .  any employment agreement entered into by us or any of our Restricted
   Subsidiaries in the ordinary course of business and consistent with past practice;

 . any consulting, advisory or management agreement entered into by us or any of our Restricted Subsidiaries, as long as that the aggregate compensation paid to Affiliates of ours, our Restricted Subsidiaries or Related Parties under all of the agreements, but excluding our consulting agreement with Jay Galin, does not exceed $500,000 in any 12-month period;

 .  transactions between or among us or our Restricted Subsidiaries;

 . agreements in effect on the date of the indenture and any modification to those agreements or any transaction contemplated by them in any replacement agreement, as long as any modification or replacement is no more disadvantageous to you in any material respect than the original agreement as in effect on the date of the indenture;

 .  our consulting agreement with Jay Galin;

 . payments to Holdings to enable Holdings to pay, and payments by us or any of our Restricted Subsidiaries of, fees and compensation paid to, and indemnity provided on behalf of, the respective officers, directors, employees or consultants for their service to us or our Restricted Subsidiaries;

 .  sales of equity interests, other than Disqualified Stock, to our Affiliates;
   and

 .  restricted payments that are permitted by the indenture as described in "--
   Restricted Payments."

Additional Subsidiary Guarantees

If we or any of our Restricted Subsidiaries acquire or create another domestic Restricted Subsidiary after the date of the indenture, then within ten business days of the date on which it was acquired or created that newly acquired or created Restricted Subsidiary must:

 .  become a subsidiary guarantor; and

 . execute a supplemental indenture and deliver an opinion of counsel to the trustee.

If any subsidiary that is not a subsidiary guarantor guarantees our or a subsidiary guarantor's debt, we will cause that subsidiary to execute and deliver a supplemental indenture under which it will guarantee the payment of the notes.

Designation of Restricted and Unrestricted Subsidiaries

Our board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a default under the indenture.


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If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the total fair market value of all outstanding investments owned by us and our Restricted Subsidiaries in the designated subsidiary will be deemed an investment made at the time of the designation. As a result, we at our option will reduce either:

 .  the amount available for restricted dividend payments as described in "--
   Restricted Payments"; or

 .  the amount available for future Permitted Investments.

The designation will only be permitted if the investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Our board of directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a default under the indenture. Within ten business days of the designation date, any subsidiary that our board of directors designates as a Restricted Subsidiary must:

 .  become a subsidiary guarantor,

 .  execute a supplemental indenture; and

 .  deliver an opinion of counsel to the trustee.

Sale and Leaseback Transactions

We will not, and will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction unless:

 . we or the Restricted Subsidiary could have incurred indebtedness in the amount of the Attributable Debt relating to the sale and leaseback transaction under the Fixed Charge Coverage Ratio test;

 . the gross cash proceeds of the sale and leaseback transaction are at least equal to the fair market value of the property that is the subject of the sale and leaseback transaction, as determined in good faith by the relevant board of directors and set forth in an officers' certificate delivered to the trustee; and

 . the transfer of assets in the sale and leaseback transaction is permitted by, and we apply the proceeds of the transaction as described in "-- Repurchase at Your Option--Asset Sales."

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

We will not, and will not permit any of our Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any equity interests in any of our Wholly Owned Restricted Subsidiaries to any person or entity, other than to us or one of our Wholly Owned Restricted Subsidiaries, unless:

 . the transfer, conveyance, sale, lease or other disposition is of all the equity interests in the Wholly Owned Restricted Subsidiary or, if not, then the transfer, conveyance, sale, lease or other disposition is made in compliance with the provisions described in "--Restricted Payments"; and

 .  the cash net proceeds are applied as described in "--Repurchase at Your
   Option--Asset Sales."

In addition, we will not permit any of our Wholly Owned Restricted Subsidiaries to issue any equity interests, other than shares of its capital stock that are qualifying shares of directors, to any person or entity other than us or one of our Wholly Owned Restricted Subsidiaries.

Business Activities

We will not, and will not permit any of subsidiary to, engage in any business other than Permitted Businesses, except where immaterial to us and our Restricted Subsidiaries taken as a whole.

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 Payments for Consent

We will not, and will not permit any of our Restricted Subsidiaries to, pay or cause to be paid any consideration to noteholders or for the benefit of noteholders in order to induce noteholders to consent, waive or amend any of the terms or provisions of the indenture or the notes, unless the consideration is offered to be paid to all holders that consent, waive or agree to amend in the time frame stated in the solicitation documents for your consent, waiver or agreement.

Reports

As long as any notes are outstanding, we will provide to you the following:

 . all quarterly and annual financial information required by Forms 10-Q and 10-K; and

 .  all current reports that reporting companies are required to file on Form 8-
   K.

After this exchange offer is consummated, we will:

 . even if not required by the SEC, file with the SEC a copy, unless the SEC will not accept a filing of this type, of all of the information and reports required by Forms 10-Q, 10-K and 8-K; and

 . provide this information to securities analysts and prospective investors at their request.

Additionally, we and our subsidiary guarantors will provide to you, and to securities analysts and prospective investors upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act of 1933.

Events of Default and Remedies

Each of the following is an event of default:

 .   default for 30 days in the payment when due of interest on, or any liquidated damages under the indenture with respect to, the notes;

 .   default in payment when due of the principal of, or any premium on the notes;

 .   failure by us or any of our Restricted Subsidiaries to comply with any of the provisions described in "--Repurchase at Your Option," "--Covenants-- Restricted Payments," "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" or "--Covenants--Merger, Consolidation or Sale of Assets";

 .   failure by us or any of our Significant Subsidiaries for 60 days after notice from the trustee, or holders of at least 25% in principal amount of the notes then outstanding to comply, with any other covenant, representation, warranty or other agreement in the indenture;

 .   default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed by us or any of our Significant Subsidiaries, or the payment of which is guaranteed by us or any of our Significant Subsidiaries, whether the indebtedness or guarantee now exists or is created after the date of the indenture, if that default:

  . is caused by a failure to pay principal of, or interest or premium on, the indebtedness within the grace period provided in the indebtedness; or

  . results in the acceleration of the indebtedness before its express maturity;

  as long as, in each case of payment default, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

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 .   failure by us or any of our Significant Subsidiaries to pay final judgments totaling more than $5.0 million;

 .   except as permitted by the indenture, if any guarantee that is held to be unenforceable or invalid in any judicial proceeding ceases to be in full force and effect for any reason, or any subsidiary guarantor, or any person or entity acting on behalf of any subsidiary guarantor, denies or disaffirms its obligations under its guarantee; or

 .   some events of bankruptcy or insolvency occur with respect to us or any of our Significant Subsidiaries, or any group of subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

In the case of an event of default due to bankruptcy or insolvency with respect to us, any of our Significant Subsidiaries or any group of our subsidiaries that together would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without any further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

You may not enforce the indenture or the notes except as provided in the indenture. However, subject to several limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power.

The trustee may withhold from holders notice of any continuing default or event of default under the indenture, except a default or event of default relating to the payment of principal, premium or interest on any note, if the trustee determines in good faith that withholding notice is in the holder's interest.

The holders of a majority in aggregate principal amount of the outstanding notes, by giving notice to the trustee on behalf of the holders of all of the notes may waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of the principal of, premium and any liquidated damages, under the indenture or interest on the notes.

If any event of default occurs because of any willful action or inaction taken or not taken by us or on our behalf with the intent to avoid payment of the premium that we would have had to pay if we then had elected to redeem the notes under the indenture, then an equivalent premium will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

If an event of default occurs before May 15, 2003 due to any willful action or inaction as above taken or not taken to avoid the prohibition on redemption of the notes before May 15, 2003, then additional premium specified in the indenture will become due and payable to the extent permitted by law upon the acceleration of the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. If we become aware of any default or event of default under the indenture, we are required to deliver to the trustee a statement specifying the default or event of default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of G+G Retail or any subsidiary guarantor will be liable for:

 . any obligations of G+G Retail or the subsidiary guarantors under the notes, the indenture or the guarantees; or

 .   for any claim based on, in respect of, or by reason of, the notes or guarantees or their creation.

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By accepting a note, you waive and release all personal liability as described above. The waiver and release are part of the consideration for issuance of the notes. However, the waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Legal Defeasance

We may, at our option and at any time, elect to have our obligations discharged with respect to all of the notes, and subsidiary guarantors' obligations discharged with respect to their respective guarantees, except for:

 . your right to receive payments of the principal of, any premium and interest and any liquidated damages under the indenture on, your notes when these payments are due solely from the defeasance trust described below;

 . our obligations with respect to the notes concerning the issuance of temporary notes, the transfer and registration of notes, the replacement of mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency in New York City, New York where notes may be surrendered for transfer or exchange and where notices and demands may be served;

 . the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection with the trustee; and

 .  the legal and covenant defeasance provisions of the indenture.

Covenant Defeasance

In addition, we may, at our option and at any time, elect to be and to have our subsidiary guarantors released from our obligations under with respect to some of the covenants that are described in the indenture. After our election, any omission to comply with those covenants that are released will not constitute a default or event of default under the indenture with respect to the notes and guarantees. As a result, if covenant defeasance occurs, some events other than non-payment, bankruptcy, receivership, rehabilitation and insolvency events will no longer constitute an event of default.

Exercise of Legal Defeasance and Covenant Defeasance

In order to exercise either legal defeasance or covenant defeasance:

 . we will irrevocably deposit with the trustee, in trust, for the benefit of the noteholders, cash in United States dollars, non-callable government securities, or a combination of the two, in an amount that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and any liquidated damages under the indenture on, the outstanding notes on the stated payment date or the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

 . in the case of legal defeasance, we will deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

  . a ruling has been received from or published by the Internal Revenue Service; or

  . since the date of the indenture, there has been a change in the applicable federal income tax law;

   in either case to the effect that:

  . noteholders will not recognize income, gain or loss for federal income tax purposes as a result of the legal defeasance; and

  . noteholders will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

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 .  in the case of covenant defeasance, we will deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

  . noteholders will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance; and

  . noteholders will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

 . no default or event of default under the indenture will have occurred and be continuing either:

  . on the date of the deposit, other than a default or event of default under the indenture resulting from the borrowing of funds to be applied to the deposit; or

  . insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

 . the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we or any of our subsidiaries are a party or by which we or any of our subsidiaries are bound;

 . we will deliver to the trustee an opinion of counsel to the effect that, assuming:

  . no intervening bankruptcy of our business or any of our subsidiary guarantors between the date of deposit and the 91st day following the deposit; and

  . that no holder is an "insider" of our business under applicable bankruptcy law;

  after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

 . we will deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring noteholders over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or other persons or entities; and

 . we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions to the legal defeasance or the covenant defeasance are satisfied.

Amendment, Supplement and Waiver

Except as provided in the following paragraphs:

 .   the indenture and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding; and

 .   with some exceptions, any existing default or event of default, or compliance with any provision of the indenture or the notes, may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

 .   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

 . with some exceptions, reduce the principal or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than the provisions described in "--Repurchase at Your Option";

 .   reduce the rate of or change the time for payment of interest on any note;

 . waive a default or event of default in the payment of the principal of, interest or premium, or any liquidated damages on, the notes, except a rescission of acceleration of the notes by the

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


   holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from the acceleration;

 .  make any note payable in money other than that stated in the notes;

 . make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or any liquidated damages under the indenture on the notes;

 . waive a redemption payment with respect to any note, other than a required payment described in "--Repurchase at Your Option";

 . release any subsidiary guarantor from any of its obligations under its guarantee or the indenture, except according to the terms of the indenture; or

 .  make any change in:

  .  the above amendment and waiver provisions,

  . the right of the holders of at least a majority in aggregate principal amount of the notes to waive a default or event of default and its consequences under the indenture or

  . your right to receive payment of principal, premium and any liquidated damages and interest on your note on or after the due dates expressed in your note or to bring suit to enforce any payment on or after its due date.

Notwithstanding the above, without the consent of any holder, we, our subsidiary guarantors and the trustee may amend or supplement the indenture or the notes:

 .  to cure any ambiguity, defect or inconsistency;

 . to provide for uncertificated notes in addition to, or in place of, certificated notes;

 . to provide for the assumption of our obligations to holders by our successor, in the case of a merger or consolidation or sale of all or substantially all of our assets;

 . to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the holders' legal rights under the indenture; or

 . to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Concerning the Trustee

If the trustee becomes a creditor of G+G Retail or any of our subsidiary guarantors, the indenture limits some rights of the trustee to obtain payment of claims or to realize on some property received in respect of any claims as security or otherwise. The trustee will be permitted to engage in other transactions. If, however, the trustee acquires any conflicting interest, it must:

 .  eliminate the conflict within 90 days;

 .  apply to the SEC for permission to continue; or

 .  resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to limited exceptions. In case an event of default occurs and continues, the trustee must use the degree of care of a prudent man in the conduct of his own affairs. Subject to the prudent man standard, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder, unless the holder has offered to the trustee reasonable security and indemnity against any loss, liability or expense.

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


Definitions

The following are summaries of terms defined in the indenture. You should refer to the indenture for a full definition of all terms used in this prospectus or the indenture.

"Acquired Debt" means, with respect to any specified person or entity, the indebtedness:

 . of any other person or entity that exists at the time that other person is merged with or into or became a subsidiary of the specified person or entity; or

 .  secured by a lien on any asset acquired by the specified person or entity.

"Affiliate" of any specified person or entity means any other person or entity controlling or controlled by, or under direct or indirect common control with, the specified person or entity. For purposes of this definition, "control" means having the power to direct the management or policies of the other person or entity. Beneficial ownership of 10% or more of the voting stock of a person or entity is deemed control.

"Asset Sale" means:

 . the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, as long as the sale, conveyance or other disposition of all or substantially all of our and our Restricted Subsidiaries' assets taken as a whole is governed by the provisions of the indenture described in "--Repurchase at Your Option--Change of Control" or "--Covenants--Merger, Consolidation or Sale of Assets"; and

 . the issuance of equity interests in any of our Restricted Subsidiaries or the sale of equity interests in any of our subsidiaries.

The following are not Asset Sales:

 . any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

 .  a transfer of assets between or among us and any of our Wholly Owned
   Restricted Subsidiaries;

 . an issuance of equity interests by a Wholly Owned Restricted Subsidiary to us or to another Wholly Owned Restricted Subsidiary;

 . the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

 .  the sale or other disposition of cash or Cash Equivalents;

 .  a restricted payment or Permitted Investment as described in "--Covenants--
   Restricted Payments"; and

 . the sale and leaseback of any assets within 90 days of the acquisition of the assets.

"Attributable Debt" means, in a sale and leaseback transaction, the present value of the lessee's obligation for net rental payments during the remaining term of the lease included in the sale and leaseback transaction, including any extension period. Present value will be calculated using a discount rate equal to the rate of interest that is implied in the transaction. All rates will be determined in accordance with generally accepted accounting principles (known as GAAP).


"Borrowing Base" means, as of any date, an amount equal to 85%, or 90% for July, August, October and November, of the book value of all inventory that we owned at the end of the most recent fiscal quarter preceding that date.

"Capital Lease Obligation" means the amount of the liability on a capital lease that would be required at that time to be capitalized on a balance sheet in accordance with GAAP.


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"Cash Equivalents" means:

 .  United States dollars;

 . securities issued, or directly and fully guaranteed or insured, by the United States government or any of its agencies or instrumentalities that mature within one year of the acquisition date, as long as the full faith and credit of the United States is pledged;

 . certificates of deposit and Eurodollar time deposits that mature within six months of the acquisition date, bankers' acceptances that mature within one year and overnight bank deposits with any lender in our revolving credit facility or with any qualifying domestic commercial bank;

 . repurchase obligations with at most a seven-day term for underlying securities of the types described in the above clauses, entered into with any qualifying financial institution;

 .  commercial paper that has the highest rating obtainable from Moody's
   Investors Service, Inc. or Standard & Poor's Rating Services and that matures within 270 days after the date on which it is acquired; and

 .  money market funds of which at least 95% of the assets are otherwise Cash
   Equivalents.

"Change of Control" means any of the following events:

 . the sale, transfer, conveyance or other disposition, excluding mergers and consolidations, of all or substantially all of our or our Restricted Subsidiaries' properties or assets as a whole to any "person" or "group," as these terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934, other than the Principals and the Related Parties;

 .  the adoption of a plan relating to our liquidation or dissolution;

 . the consummation of any transaction that results in any "person," as this term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, other than the Principals and the Related Parties, becoming the Beneficial Owner of more than a majority of the voting stock of G+G Retail or Holdings, measured by voting power rather than number of shares;

 . the first day that a majority of the members of the board of directors of G+G Retail or Holdings are not Continuing Directors; or

 . the first day that Holdings no longer owns 100% of the outstanding equity interests in G+G Retail.

The definition of Change of Control uses the phrase "all or substantially all." Although there is case law interpreting that phrase, there is no established definition for it under applicable law. Therefore, your ability to require us to repurchase the notes in a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries' assets taken as a whole may be uncertain.

"Consolidated Cash Flow" means, with respect to any specified person or entity for any period, the Consolidated Net Income for the period plus:

 . the amount of any extraordinary loss plus any net loss realized by the person or entity or any of its Restricted Subsidiaries in an Asset Sale, to the extent that losses were deducted in computing Consolidated Net Income;

 . any provision for taxes based on income or profits of the person or entity and its Restricted Subsidiaries for the period, to the extent that the provision was deducted in computing Consolidated Net Income;

 .  the consolidated interest expense of the person or entity and its Restricted
   Subsidiaries for the period, to the extent that the expense was deducted in computing Consolidated Net Income; and

 . any depreciation, amortization and other non-cash expenses of the person or entity and its Restricted Subsidiaries for the period, to the extent that the depreciation, amortization and other non-cash expenses were deducted in computing the Consolidated Net Income;

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


minus any non-cash items that increase the Consolidated Net Income for the period, other than the accrual of revenue in the ordinary course of business. All calculations will be made on a consolidated basis and determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified person or entity for any period, the total net income of the person or entity and its Restricted Subsidiaries for the period on a consolidated basis and determined in accordance with GAAP; as long as:

 . the net income, but not loss, of any person or entity that is not a Restricted Subsidiary, or that is accounted for by the equity method of accounting, will be included only to the extent of the dividends or distributions paid in cash to the specified person or entity or its Wholly Owned Restricted Subsidiary;

 . the net income of any Restricted Subsidiary will be excluded to the extent that the payment of dividends or similar distributions by that Restricted Subsidiary of the net income is not permitted:

  .  because the necessary prior governmental approval has not been obtained;
     or

  . by operation of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation that can be applied to that Restricted Subsidiary or its stockholders;

 . the net income of any person or entity acquired in a pooling of interests transaction for any period before the acquisition date will be excluded;

 . the cumulative effect of a change in accounting principles, and any continuing non-cash effect from a change since the date of the indenture during the time period in which goodwill relating to the acquisition may be amortized, will be excluded; and

 .  the net income of any Unrestricted Subsidiary will be excluded.

"Consolidated Net Worth" means, with respect to any specified person or entity on any date, the sum of:

 . the consolidated equity of the common stockholders of the person or entity and its consolidated subsidiaries as of that date; and

 . the amounts reported on the balance sheet of the person or entity as of that date for any series of preferred stock, other than Disqualified Stock, that is not entitled to dividend payments, unless the dividends are declared and paid only out of net earnings in the year of the declaration and payment, but only for cash received by the person or entity when the preferred stock is issued.

"Continuing Directors" means any member of the board of directors of G+G Retail or Holdings who:

 .  was a member of the board of directors on the date of the indenture; or

 . was nominated for election or elected to the board of directors with the approval of either:

  . a majority of the board of directors who were members of that board either:

    .  on the date of the indenture; or

    .  at the time of the nomination or election; or

  .  one or more Principals and Related Parties as long as:

    . the Principals, together with the Related Parties, beneficially own at least 35% of our outstanding voting stock; and

    . no other person or entity or group, other than the Principals and the Related Parties, beneficially own more voting stock of Holdings than the Principals and the Related Parties.



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"Disqualified Stock" means any capital stock that matures or is mandatorily redeemable, or redeemable at the option of the holder, within 91 days of the maturity date. However, any capital stock that is Disqualified Stock only because the holder has the right to require us to repurchase the capital stock upon a Change of Control or an Asset Sale is not Disqualified Stock if the terms of the capital stock provide that we may not repurchase or redeem the capital stock unless we comply as described in "--Covenants--Restricted Payments."

"Existing Indebtedness" means our and our subsidiaries' debt, other than debt under the revolving credit facility, that existed on the date of the indenture.

"Fixed Charge Coverage Ratio" means, with respect to any specified person or entity for any period, the ratio of the Consolidated Cash Flow of the person or entity and its Restricted Subsidiaries to the Fixed Charges of the person or entity and its Restricted Subsidiaries. If the specified person or entity or any of its Restricted Subsidiaries:

 . incurs, assumes, guarantees, repays, repurchases or redeems any indebtedness, other than ordinary working capital borrowings; or

 . issues, repurchases or redeems preferred stock after the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or before the date of the event for which the calculation of the Fixed
   Charge Coverage Ratio is made;

then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to the transaction and the use of the proceeds as if the transaction had occurred at the beginning of the four-quarter reference period.

"Fixed Charges" means, with respect to any specified person or entity for any period, the sum, without duplication, of:

 .  the consolidated interest expense of the person or entity and its Restricted
   Subsidiaries for the period, and net of all payments made or received under Hedging Obligations;

 .  the consolidated interest of the person or entity and its Restricted
   Subsidiaries that was capitalized during the period;

 . any interest expense on indebtedness of another person or entity that is guaranteed by that person or entity or one of its Restricted Subsidiaries, or secured by a lien on assets of that person or entity or one of its Restricted Subsidiaries; and

 .  the amount of:

  . all dividends on any series of preferred stock of the person or entity or any of its Restricted Subsidiaries, other than dividends on equity interests paid in our equity interests besides Disqualified Stock or paid to us or one of our Restricted Subsidiaries; times

  . a fraction, the numerator of which is one and the denominator of which is the then current combined federal, state and local statutory tax rate, expressed as a decimal.


"Hedging Obligations" means, with respect to any specified person or entity, the obligations of the person or entity under:

 . interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, foreign exchange contracts and currency swap agreements; and

 . other agreements or arrangements designed to protect the person or entity against fluctuations in interest rates and/or currency values.


"Investments" means, with respect to any person or entity, all investments by the person or entity in other persons or entities in the form of loans, advances or capital contributions, purchases or other acquisitions and all items that are or would be classified as investments on a balance sheet prepared in

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accordance with GAAP. If we or any of our Restricted Subsidiaries sell or otherwise dispose of any equity interests of any of our subsidiaries so that, after giving effect to the sale or disposition, either:

 .  the person or entity is no longer our Restricted Subsidiary; or

 . if the subsidiary was a Wholly Owned Subsidiary immediately preceding the sale or disposition and is no longer a Wholly Owned Subsidiary;

then in each case, we have made an Investment on the date of the sale or disposition of the fair market value of the equity interests of the subsidiary not sold or disposed of. The acquisition by us or any of our Restricted Subsidiaries of a person or entity that holds an Investment in a third person or entity will be deemed an Investment.


"Net Income" means, with respect to any specified person or entity, the net income or loss of the person or entity, calculated before any reduction for preferred stock dividends, excluding:

 .  any gain, and any related provision for taxes on the gain, realized on:

  .any Asset Sale; or

  . the disposition of any securities by, or the extinguishment of any indebtedness of, the person or entity or any of its Restricted Subsidiaries; and

 . any extraordinary gain and any related provision for taxes on the extraordinary gain.

"Non-Recourse Debt" means indebtedness:

 .  for which neither we nor our Restricted Subsidiaries:

  .  provide credit support of any kind;

  .  are liable as guarantors; or

  .  are the lender;

 . no default with respect to which would permit upon notice, lapse of time or both any holder of any of our or our Restricted Subsidiaries' other debt besides the notes to declare a default on the other debt or cause the payment of the other debt to be accelerated or payable before its stated maturity; and

 . of which the lenders have been notified in writing that they will have no recourse.

"Permitted Business" means the business conducted by us and our Restricted Subsidiaries on the date that the original offering of the notes under the indenture was closed.

"Permitted Investments" means:

 .  any Investment in us or in one of our Wholly Owned Restricted Subsidiaries;

 .  any Investment in Cash Equivalents;

 . any Investment by us or any of our Restricted Subsidiaries in a person or entity, if as a result of the Investment:

  . the person or entity becomes one of our Wholly Owned Restricted Subsidiaries; or

  . the person or entity is merged into or consolidated with, transfers substantially all of its assets to or is liquidated into, us or one of our Wholly Owned Restricted Subsidiaries;

 . any Investment made as a result of receiving non-cash consideration from an Asset Sale;

 . any acquisition of assets solely in exchange for the issuance of our equity interests, other than Disqualified Stock;

 .  Hedging Obligations;

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 .  the incurrence by us or any of our Restricted Subsidiaries of performance, bid or advance payment bonds, surety bonds, custom bonds, utility bonds and similar obligations arising in the ordinary course of business;

 . endorsements of instruments for collection or deposit in the ordinary course of business;

 . loans and advances to employees and officers not to exceed $500,000 total at any one time that are incurred in the ordinary course of business;

 . loans to employees, directors and officers in connection with the purchase by the persons or entities of equity interests of Holdings, as long as the cash proceeds of the purchase received by Holdings are contemporaneously remitted to us by Holdings as a capital contribution;

 . investments in account debtors arising from the bankruptcy or reorganization, or the settlement of delinquent obligations, of customers;

 .  existing investments on the date of the indenture; and

 . other Investments in any person or entity having a total fair market value, measured on the date the Investment was made, taken together with all other Investments made under this clause that are outstanding, not to exceed $5.0 million.

"Permitted Liens" means:

 . liens on our and our subsidiary guarantors' assets securing debt and other obligations under credit facilities permitted by the indenture;

 .  liens in our and our subsidiary guarantors' favor;

 . liens on property of a person or entity existing at the time the person or entity is merged with or into or consolidated with us or any of our subsidiaries; as long as the liens were in existence before the contemplation of the merger or consolidation and do not extend to any assets other than those of the person or entity;

 . liens on property existing at the time that we or any of our subsidiaries acquired the property as long as the liens were in existence prior to the contemplation of the acquisition of the property;

 . liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other similar obligations incurred in the ordinary course of business;

 .  liens to secure some types of Indebtedness;

 .  liens existing on the date of the indenture;

 . liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith, as long as any reserve or other appropriate provision required under GAAP must be made.

 . zoning restrictions, easements, licenses, covenants and other similar restrictions and encumbrances affecting the use of real property not interfering in any material respect with the ordinary conduct of our and our Restricted Subsidiaries' business;

 . judgment liens that will not result in an event of default under the indenture;

 .  liens, rights of setoff and credit balances on deposit accounts and other
   Cash Equivalents;

 . deposits with the owner or lessor of premises leased and operated in the ordinary course of business;

 . nonconsensual liens that do not detract materially from the value or transferability of our and any of our Restricted Subsidiaries' assets, or impair materially the use of the assets in the operation of the respective businesses;

 .  liens securing Hedging Obligations; and

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 .  liens incurred in the ordinary course of our or our subsidiaries' business on obligations that do not exceed $5.0 million at any one time.

"Permitted Refinancing Indebtedness" means our or our Restricted Subsidiaries' debt that is exchanged issued in order to generate proceeds that can be used to extend, refinance, renew, replace, defease or refund other indebtedness besides intercompany debt as long as:

 .  the principal amount or accreted value of the Permitted Refinancing
   Indebtedness does not exceed the principal amount or accreted value of the refinanced debt;

 . the Permitted Refinancing Indebtedness has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the refinanced debt;

 . if the refinanced debt is subordinated in right of payment to the notes, then the Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to you as the terms in the documentation governing the refinanced debt; and

 . the debt is incurred either by us or by our subsidiary as the obligor on the refinanced debt.

"Principals" means:

 .  each of:

  .  Pegasus Partners;

  .  Pegasus Related Partners; and

  . Pegasus G&G Retail and Pegasus G&G Retail II for as long as they are directly or indirectly controlled by or under common control with either Pegasus Partners or Pegasus Related Partners; and

 .  Jay Galin and Scott Galin.

"Public Equity Offering" means an underwritten public offering of the capital stock of Holdings or G+G Retail, other than Disqualified Stock, under a registration statement filed with the Securities and Exchange Commission, as long as that in the event of a Public Equity Offering by Holdings, Holdings will contribute to us sufficient net cash proceeds to redeem the notes that must then be redeemed.

"Related Party" means:

 . any controlling general partner or controlling stockholder, at least 80% owned subsidiary or, in the case of an individual, immediate family members of any Principal;

 . any trust, corporation, partnership or other entity whose beneficiaries, stockholders, partners, owners or persons or entities beneficially holding at least an 80% controlling interest consist of Principals Related Parties; or

 .  any controlling general partner or controlling stockholder of any Related
   Party described in the first clause or any controlling general partner or controlling stockholder of those Related Parties.

In addition:

 .  each of Jay Galin and Scott Galin is a Related Party of the other; and

 . each of Pegasus G&G Retail and Pegasus G&G Retail II is a Related Party of the other.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a person or entity means any subsidiary of the person or entity that is not an Unrestricted Subsidiary.

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"Significant Subsidiary" means any subsidiary that is a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X enacted under the Securities Act of 1933.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of indebtedness, the date that the payment of interest or principal is scheduled to be made as stated in the documentation governing the debt.



"Unrestricted Subsidiary" means any of our subsidiaries that is designated by our board of directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that the subsidiary:

 .  has no indebtedness other than Non-Recourse Debt;

 . is not party to any agreement, contract, arrangement or understanding with us or any of our Restricted Subsidiaries, unless the terms are no less favorable to us or our Restricted Subsidiary than those that might be obtained at the time from persons or entities who are not our Affiliates;

 .  is a person or entity to which neither we nor any of our Restricted
   Subsidiaries owe any obligation:

  .  to subscribe for additional equity interests; or

  . to maintain or preserve the person's or entity's financial condition or to cause the person or entity to achieve any specified levels of operating results; and

 . has not guaranteed or otherwise provided credit support for any of our or our Restricted Subsidiaries' indebtedness.

"Weighted Average Life to Maturity" means, when applied to any indebtedness at any date, the number of years arrived at by dividing:

 .  the product of:

  . the amount of each remaining required payment of principal, including payment at final maturity; times

  . the number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment; by

 .  the then outstanding principal amount of the indebtedness.

"Wholly Owned Restricted Subsidiary" of any specified person or entity means a Restricted Subsidiary of the person or entity all of whose outstanding capital stock or other ownership interests, other than directors' qualifying shares, are owned by the person or entity or by one or more of its Wholly Owned Restricted Subsidiaries.

Registration Rights Agreement

We and the initial purchasers of the outstanding notes entered into a registration rights agreement in connection with the private placement. The registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. This description is a summary of the material terms of the registration rights agreement. It does not restate the registration rights agreement. Therefore, we urge you to read the registration rights agreement. Under the registration rights agreement, we agreed:

 . to file with the Securities and Exchange Commission within 90 days after the outstanding notes were issued a registration statement relating to an exchange offer for the outstanding notes under the Securities Act of 1933; and

 . to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act of 1933 within 150 days after the issuance of the outstanding notes.

We are making this exchange offer to satisfy our obligations under the registration rights agreement.

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


Under the registration rights agreement, we also agreed to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement regarding the resale of the outstanding notes and to keep that registration statement effective for at least two years after their issuance, or until they have all been sold, if:

 .  applicable law does not permit us to effect this exchange offer;

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that law or SEC policy prohibits the holder from participating in this exchange offer;

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that the holder may not resell the exchange notes to the public without delivering a prospectus, and this prospectus is not appropriate or available for use in resales by the holder; or

 . any holder of outstanding notes notifies us within 20 business days after the deadline for completing this exchange offer that the holder is a broker-dealer and holds outstanding notes acquired directly from us or any of our "affiliates," as defined in Rule 144 under the Securities Act of 1933.

We will use our reasonable best efforts to have the SEC declare the registration statement of which this prospectus is a part or, if applicable, the shelf registration statement effective as promptly as practicable after the filing. Unless this exchange offer would not be permitted by an SEC policy, we will commence this exchange offer and use our reasonable best efforts to consummate this exchange offer as promptly as practicable, but in any event within 30 business days of the effective date of the registration statement. If applicable, we will use our reasonable best efforts to keep the shelf registration statement effective for a period of at least two years after the date that the outstanding notes are issued or for a shorter period if all outstanding notes covered by the shelf registration statement have been sold.

If:

 . the applicable registration statement is not filed on or before the date specified for such filing;

 . the SEC Commission does not declare effective either or both of the registration statements by the target effective date;

 . this exchange offer is not consummated within 30 business days of the target effective date; or

 . either or both registration statements filed and declared effective later ceases to be effective, or fail to be usable for their intended purposes, during the time that we are obligated to maintain their effectiveness, without being followed immediately by an effective post-effective amendment that cures the failure;

Then we will be obligated to pay liquidated damages. For the first 90-day period immediately following the first registration default, the amount of liquidated damages will be $0.05 per week per $1,000 in principal amount of outstanding notes that you hold for each week or partial week that the registration default continues. For each subsequent 90-day period, the amount of liquidated damages will increase by an additional $0.05 per week per $1,000 in principal amount of outstanding notes until all registration defaults have been cured, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 in principal amount of outstanding notes. In no event will we be required to pay liquidated damages for more than one registration default at any given time. Liquidated damages payable cease when all registration defaults are cured.

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


Under the registration rights agreement, we will:

 . make available to broker-dealers for a period of one year after the consummation of this exchange offer, or a shorter period if all transfer restricted securities have been sold, a prospectus that meets the requirements of the Securities Act of 1933 for use in resales of the exchange notes; and

 . pay all expenses related to our performance under the registration rights agreement; and

 . reimburse tendering noteholders for reasonable fees and disbursements for not more than one counsel.

In addition, the holders of notes agree to indemnify each other against liabilities including those under the Securities Act of 1933.

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                         BOOK-ENTRY; DELIVERY AND FORM

The notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess of $1,000.

The exchange notes initially will be represented by one or more notes in registered, global form, referred to as global notes. The global notes will be deposited upon their issuance with the trustee as custodian for The Depositary Trust Company, known as DTC, in New York City, New York, and registered in the name of DTC, or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described in "-- Exchanges of Book-Entry Notes for Certificated Notes."

Exchanges of Book-Entry Notes for Certificated Notes

A beneficial interest in a global note may not be exchanged for a note in certificated form unless:

 .  DTC:

  .notifies us that it is unwilling or unable to continue as depositary for the global note;

  . has ceased to be a clearing agency registered under the Securities Exchange Act of 1934; and

  .in either case, we fail to appoint a successor depositary within 90 days;

 . at our option, we notify the trustee in writing that we elect to cause the issuance of the exchange notes in certificated form; or

 . there has occurred, and is continuing, an event of default or any event that after notice or lapse of time or both would be an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in any global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

Book-Entry Procedures For Global Notes

The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us as follows:

 .  DTC is:

  .a limited purpose trust company organized under the laws of the State of New York;

  .a member of the Federal Reserve System;

  .a "clearing corporation" within the meaning of the Uniform Commercial
  Code; and

  . a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934;

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


 . DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants using electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates;

 . participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations;

 .  some participants or their representatives together with other entities, own
   DTC; and

 . indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has advised us that its current practice is upon the issuance of a global note, to credit the respective principal amount of the individual beneficial interests represented by a global note to the accounts with DTC of the participants through which interests are to be held. Ownership of beneficial interests in the global note by participants will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees. With respect to the interests of persons other than participants, ownership and transfers of ownership interests will be shown on and effected through the records of participants and indirect participants.

As long as DTC or its nominee is the registered holder of a global note, DTC or its nominee will be considered the sole owner and holder of the notes represented by the global note for all purposes under the indenture and the notes. Except in the limited circumstances described in "--Exchanges of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a global note will not:

 . be entitled to have any portion of that global note registered in their names;

 . receive or be entitled to receive physical delivery of notes in definitive form; and

 .  be considered the owners or holders of the global note under the indenture.

Therefore, in order to execise any rights of a holder under the indenture, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if such person is not a participant, the procedures of the participant through which that person owns his interest.

Investors may hold their interests in the global note directly through DTC if they are participants, or indirectly through organizations that are participants. All interests in a global note will be subject to the procedures and requirements of DTC.

The laws of some states require physical delivery of securities owned in definitive form. The ability to transfer beneficial interests in a global note may be limited, because global notes are not represented by physical certificates. Since DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and banks, the lack of a physical certificate may also adversely affect the ability of a person or entity owning a beneficial interest in a global note to pledge his interest to non-participants, or otherwise to take actions in respect of those interests.

Cash payment of the principal of, premium on, interest on, or the redemption or repurchase of the global note will be made to DTC or its nominee, as the case may be, as the registered owner of the global note by wire transfer of immediately available funds on each relevant payment date. Neither we, the trustee nor any of our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note, including any delay by DTC or any participant or indirect participant in identifying the beneficial ownership interests. We and the trustee under the indenture may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes.

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


We expect that DTC or its nominee will credit participants' accounts immediately upon receipt of any cash payment of principal, premium or interest on, or the redemption or repurchase price in respect of, a global note representing any notes, in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We expect that adjustments will be made as necessary so that such payments are made with respect of whole notes only, unless DTC has reason to believe that it will not receive payment on the payment date. We also expect that payments by participants to the owners of beneficial interests in the global note held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of those participants.

Redemption notices will be sent to DTC or its nominee. If less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of each participant's holdings in the issue to be redeemed.

Neither DTC nor its nominee will consent or vote with respect to the notes. DTC usually mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights of DTC or its nominee to those participants to whose accounts the notes are credited on the record date. Those participants are identified in a listing attached to the omnibus proxy.

Interests in the global notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in those interests therefore will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a note holder, including the presentation of notes for exchange as described below and the conversion of notes:

 . only at the direction of one or more participants to whose account DTC interests in the global notes are credited; and

 . only in respect of the portion of the aggregate principal amount of the notes that the participant(s) has given direction.

However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form and to ~distribute the notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global note among DTC participants, it is under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

None of us, the trustee under the indenture nor any of our or their respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of their respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

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                MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of material United States federal income tax consequences associated with the exchange of the outstanding notes for the exchange notes in the exchange offer and the ownership and disposition of the exchange notes. This summary applies to you only if you are a holder of an outstanding note who acquired an outstanding note from an initial purchaser for the original offering price and are now acquiring the exchange note in the exchange offer. This discussion is based on provisions of the Internal Revenue Code of 1986, Department of Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code and the regulations, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to subsequent purchasers of the exchange notes and applies to you only if you hold the exchange note as a capital asset. Your treatment as a noteholder may vary depending upon your situation. For example, if you are an insurance company, tax-exempt organization, financial institution, broker-dealer, are subject to the alternative minimum tax provisions of the Internal Revenue Code and hold notes as part of a hedge, straddle or other risk reduction or constructive sale transaction or are a nonresident alien or foreign corporation subject to net-basis United States federal income tax on income or gain derived from a note because the income or gain is effectively connected with the conduct of a United States trade or business, then you may be subject to special rules not discussed below.

You should consult your tax advisor regarding the particular tax consequences of your exchange of outstanding notes for exchange notes and the ownership and disposition of the exchange notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local or other taxing jurisdiction.

Exchange Offer

The exchange of an outstanding note for an exchange note in the exchange offer will not constitute a significant modification of the outstanding note for United States federal income tax purposes. Therefore, the exchange note that you receive will be treated as a continuation of the outstanding note in your hands. As a result, there will be no United States federal income tax consequences to you upon the exchange of an outstanding note for an exchange note in the exchange offer, and you will have the same adjusted tax basis and holding period in the exchange note as you had in the outstanding note immediately before the exchange.

Other Tax Considerations

 United States Holders

If you are a "United States Holder," as defined below, this section applies to you. Otherwise, the next section, "Non-United States Holders," applies to you.

  Definition of United States Holder. You are a "United States Holder" if you hold the notes, and you are:

 . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Internal Revenue Code;

 . a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

 . an estate, the income of which is subject to United States federal income tax regardless of its source; or

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

 . a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

  Taxation of Stated Interest. Subject to the discussion below regarding original issue discount known as OID, you generally must pay federal income tax on the interest on the notes:

 .  when it accrues, if you use the accrual method of accounting for United
   States federal income tax purposes; or

 .  when you receive it, if you use the cash method of accounting for United
   States federal income tax purposes.

Taxation of Original Issue Discount. The outstanding notes were issued with original issue discount for federal income tax purposes and therefore the exchange notes will also have OID for federal income tax purposes. As a result, you will be required to include OID in gross income for federal income tax purposes as it accrues in advance of the receipt of cash payments on the notes, regardless of whether you are a cash or accrual basis taxpayer.

The amount of OID with respect to each note will be the excess of its "stated redemption price at maturity" over its "issue price." The "issue price" of a note is equal to the first price at which a substantial amount of the outstanding notes and warrants to purchase the class D common stock of Holdings were sold to the public, reduced by the portion of the purchase price allocable to the warrants. We allocated the purchase price of a unit between the warrant and the outstanding note based on their relative fair market values. This allocation is binding upon you, as a United States Holder, unless you disclose on a statement attached to your income tax return that you are using a different allocation. The "stated redemption price at maturity" of each note will include all cash payments required to be made under the notes until and at maturity other than the stated interest.

The total OID for the period from original issuance of the notes until their maturity will accrue based on a constant yield to maturity and will be allocated to each "accrual period." An "accrual period" is each semi-annual period following the date on which the notes were issued. The OID allocated to an accrual period will be further apportioned to each day within the accrual period on a pro rata basis. You are required to include an amount of OID in income in each taxable year equal to the sum of the "daily portions" of OID for each day during the taxable year in which you are a holder.

  Sale or Other Taxable Disposition of the Notes. You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note. The amount of your gain or loss equals the difference between the amount you receive for the note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the note and your adjusted tax basis in the note. Your initial tax basis in a note equals the portion of the issue price of the unit allocated to the note and will be increased by OID previously included in or currently excluded from, your gross income to the date of any disposition and decreased by any payments, other than payments of stated interest on the notes.

Your gain or loss will generally be a long-term capital gain or loss if you have held the note for more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued interest which you have not yet included in income will be taxed as ordinary interest income.


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  Backup Withholding. You may be subject to a 31% backup withholding tax when you receive interest payments on a note or proceeds upon the sale or other disposition of a note. Some holders generally are not subject to backup withholding. In addition, the 31% backup withholding tax will not apply to you if you provide your taxpayer identification number, known as TIN, unless:

 . the Internal Revenue Service, known as the IRS, notifies us or our agent that the TIN you provided is incorrect;

 . you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or

 . you fail to certify under penalties of perjury that you are not subject to backup withholding.

If the 31% backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your United States federal income tax liability as long as you provide specified information to the IRS.

Non-United States Holders

  Definition of Non-United States Holder. A "Non-United States Holder" is any person other than a United States Holder. If you are subject to United States federal income tax on a net basis on income or gain with respect to a note because the income or gain is effectively connected with the conduct of a United States trade or business, this disclosure does not cover the United States federal tax rules that apply to you.

  Portfolio Interest Exemption. In general, you will not have to pay United States federal income tax on interest paid on the notes because of the "portfolio interest exemption" if either:

 . you represent that you are not a United States person for United States federal income tax purposes and you provide your name and address to us or our paying agent on a properly executed Internal Revenue Service Form W-8 or a suitable substitute form signed under penalties of perjury; or

 . a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its business holds the note on your behalf, certifies to us or our agent under penalties of perjury that it has received Form W-8 or a suitable substitute form from you, or from another qualifying financial institution intermediary, and provides a copy to us or our agent.

You will not, however, qualify for the portfolio interest exemption described above if:

 . you own, actually or constructively, 10% or more of the total combined voting power of all classes of our capital stock;

 . you are a controlled foreign corporation of which we are a "related person" within the meaning of Section 864(d)(4) of the Internal Revenue Code; or

 . you are a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code.

  Withholding Tax if the Interest Is Not Portfolio Interest. If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you may be subject to a 30% withholding tax on interest payments made on the notes. However, you may be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted, under current regulations, on Form 1001. Successor forms will require additional information, as discussed in "--New Withholding Regulations."

  Reporting. We may report annually to the IRS and to you the amount of interest paid to, and any tax withheld from, you.

  Sale or Other Disposition of the Notes. You will generally not be subject to United States federal income tax or withholding tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of a note. You may, however, be subject to tax on a gain if:

 . you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition, in which case you may have to pay a United States federal income tax of 30% (or a reduced treaty rate) on the gain; or

 .  you are an individual who is a former citizen or resident of the United
   States, your loss of citizenship or residency occurred within the last ten years (and, if you are a former resident, on or after February 6, 1995) and one of your principal purposes of losing citizenship or residency is the avoidance of United States tax, in which case you may be taxed on the net gain from the sale under the graduated United States federal income tax rates that are applicable to United States citizens and resident aliens, and you may be subject to withholding under some circumstances.

  United States Federal Estate Taxes. If you qualify for the portfolio interest exemption under the rules described above at the time of death, the notes will not be included in your estate for United States federal estate tax purposes.

  Backup Withholding and Information Reporting. If you receive payments of interest or principal directly from us or through the United States office of a custodian, nominee, agent or broker, there is a possibility that you will be subject to both backup withholding at a rate of 31% and information reporting.

With respect to interest payments made on a note, however, backup withholding and information reporting will not apply if you certify, usually on Form W-8 or a substitute form, that you are not a United States person in the manner described in "--Portfolio Interest Exemption," as along as the payor does not have actual knowledge that the payee is a United States person.

Moreover, with respect to proceeds received on the sale, exchange, redemption or other disposition of a note, backup withholding or information reporting generally will not apply if you properly provide, usually on Form W-8 or a substitute form, a statement that you are an "exempt foreign person" for purposes of the broker reporting rules and other required information. If you are not subject to United States federal income or withholding tax on the sale or other disposition of a note, as described in "--Sale or Other Disposition of the Notes," you generally will qualify as an "exempt foreign person" for purposes of the broker reporting rules.

If payments of principal or interest are made to you outside the United States by or through the foreign office of your foreign custodian, nominee or other agent, or if you receive the proceeds of the sale of a note through a foreign office of a "broker," as defined in the pertinent Treasury regulations, then you generally will not be subject to backup withholding or information reporting. Under new withholding regulations discussed below, however, that will be effective for payments made after December 31, 2000, you will be subject to backup withholding and information reporting if the foreign custodian, nominee, agent or broker has actual knowledge or reason to know that the payee is a United States person. You will also be subject to information reporting under the new withholding regulations, but not backup withholding, if the payment is made by a foreign office of a custodian, nominee, agent or broker that is a United States person or a controlled foreign corporation for United States federal income tax purposes, or that derives 50% or more of its gross income from the conduct of a United States trade or business for a specified three-year period, unless the broker has in its records documentary evidence that you are a Non-United States Holder and other conditions are met.

Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

  New Withholding Regulations. New regulations relating to withholding tax or income paid to foreign persons generally will be effective for payments made after December 31, 2000. The new withholding regulations modify and, in general, unify the way that you establish your status as a non-United States "beneficial owner" that is eligible for withholding exemptions, including the portfolio interest exemption, a reduced treaty rate or an exemption from backup withholding. For example, the new regulations will require new forms that you generally will have to provide earlier than you would have had to provide replacements for existing forms that are expiring.

The new withholding regulations clarify withholding agents' reliance standards. They also require additional certifications for claiming treaty benefits. The new withholding regulations also provide different procedures for foreign intermediaries and flow-through entities (such as foreign partnerships) to claim the benefit of applicable exemptions on behalf of non-United States beneficial owners for which they receive payments. Additionally, the new withholding regulations amend the foreign broker office definition as it applies to partnerships.

When you exchange your outstanding notes for exchange notes, you will be required to submit to us certification that complies with current Treasury regulations in order to obtain an available exemption from or reduction in withholding tax. The new withholding regulations provide that certifications satisfying the requirements of the new withholding regulations will be deemed to satisfy the requirement of the Treasury regulations now in effect. In any case, you generally will be required to provide certifications that comply with the provisions of the new withholding regulations, where required, not later than the earlier of (1) the date after December 31, 1999 on which your certification is no longer accurate or has expired and (2) December 31, 2000 if you remain as a holder of the notes on that date, unless you receive payments on the notes through a qualified intermediary that has provided a proper certification on your behalf. If you are a Non-United States Holder claiming benefit under an income tax treaty, and you are not relying on the portfolio interest exemption with respect to interest payments on the notes, you should be aware that you may be required to obtain a TIN and to certify your eligibility under the limitations on benefits article in order to comply with the certification requirements of the new withholding regulations.

The new withholding regulations are complicated, and this summary does not completely describe them. Please consult your tax advisor to determine how the new withholding regulations will affect your particular circumstances.

                              PLAN OF DISTRIBUTION

Each broker-dealer that received exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes that are received in exchange for outstanding notes only where the outstanding notes were acquired as a result of market-making activities or other trading activities. We will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for:

 .  a period of one year from the date on which we close this exchange offer; or

 . any shorter period if all outstanding notes that broker-dealers acquired for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and the exchange notes have been resold by such broker-dealers.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

 . in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes, or a combination of those methods of resale; and

 . at market prices prevailing at the time of resale, prices related to such prevailing market prices or negotiated prices.

Any resale may be made directly to purchasers or to or through other broker-dealers. Any broker-dealer that resells exchange notes that were received by it for its own account under the exchange offer, and any other broker-dealer that participates in a distribution of the exchange notes, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933. Therefore, any profit on any resale of exchange notes, and any commissions or concessions, received by any of those persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver any by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter."

In order to resell outstanding notes or exchange notes, broker-dealers that acquired their notes from us may not rely on the SEC staff interpretations described in this prospectus and therefore must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. As result, they will be named as selling noteholders.

We have agreed to pay all expenses incident to the exchange offer. We also will indemnify the holders of outstanding notes, including any broker-dealers, against liabilities including those under the Securities Act of 1933.

                                 LEGAL MATTERS

The validity of the exchange notes offered by this prospectus will be passed upon for us by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS

The combined financial statements of G & G Shops at January 31, 1998 and for the seven months ended August 28, 1998 and each of the two years in the period ended January 31, 1998 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Our consolidated financial statements at January 30, 1999 and for the five months ended January 30, 1999 appearing in this prospectus and registration statement have been audited by Ernst & Young as stated in their report appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the exchange notes. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules to the registration statement. For additional information about us and the exchange notes, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we make reference are not necessarily complete. In each instance, we make reference to a copy of the contract or other document that has been filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference. You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
G+G RETAIL, INC.
Report of Independent Auditors...........................................  F-2

Consolidated Balance Sheet as of January 30, 1999........................  F-3

Consolidated Statement of Income for the Five Months Ended January 30,
 1999....................................................................  F-4

Consolidated Statement of Stockholder's Equity for the Five Months Ended
 January 30, 1999........................................................  F-5

Consolidated Statement of Cash Flows for the Five Months Ended January
 30, 1999................................................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

G+G RETAIL, INC.

Consolidated Balance Sheets as of May 1, 1999 and January 30, 1999....... F-16
Consolidated Statement of Operations of G+G Retail, Inc. for the Three
 Months Ended May 1, 1999 and Combined Statement of Operations of G & G
 Shops, Inc. for the Three Months Ended May 2, 1998...................... F-17
Consolidated Statement of Cash Flows of G+G Retail, Inc. for the Three
 Months Ended May 1, 1999 and Combined Statement of Cash Flows of G & G
 Shops, Inc. for the Three Months Ended May 2, 1998...................... F-18
Notes to Unaudited Consolidated Financial Statements..................... F-19

G & G SHOPS, INC.

Report of Independent Auditors........................................... F-21

Combined Balance Sheet as of January 31, 1998............................ F-22

Combined Statements of Income for the Seven Months Ended August 28, 1998
 and for each of the Two Years in the Period Ended January 31, 1998...... F-23

Combined Statements of Shareholder's Deficit for the Seven Months Ended
 August 28, 1998 and for each of the Two Years in the Period Ended
 January 31, 1998........................................................ F-24

Combined Statements of Cash Flows for the Seven Months Ended August 28,
 1998 and for each of the Two Years in the Period Ended January 31,
 1998.................................................................... F-25

Notes to Combined Financial Statements................................... F-26

                         Report of Independent Auditors

The Board of Directors
G+G Retail, Inc.

We have audited the accompanying consolidated balance sheet of G+G Retail, Inc. and its subsidiary (collectively, the "Company") as of January 30, 1999 and the related consolidated statements of income, stockholder's equity and cash flows for the five months ended January 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at January 30, 1999 and the consolidated results of its operations and its cash flows for the five months ended January 30, 1999, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

April 14, 1999

MetroPark, New Jersey

                                G+G RETAIL, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                January 30, 1999

ASSETS
 Current assets:
  Cash and short-term investments..................................... $ 13,129
  Accounts receivable.................................................      718
  Merchandise inventories.............................................   12,578
  Prepaid expenses....................................................      794
  Deferred tax assets.................................................      645
                                                                       --------
 Total current assets.................................................   27,864

 Property and equipment, net..........................................   22,560
 Intangible assets, net...............................................  116,625
 Deferred tax assets..................................................      410
 Other assets.........................................................      205
                                                                       --------
 Total assets......................................................... $167,664
                                                                       ========

LIABILITIES AND STOCKHOLDER'S EQUITY
 Current liabilities:
  Accounts payable.................................................... $ 13,338
  Accrued expenses....................................................   11,155
  Income taxes payable................................................    1,330
                                                                       --------
 Total current liabilities............................................   25,823

 Long-term debt.......................................................   90,000
                                                                       --------
 Total liabilities....................................................  115,823

 Commitments and contingencies

 Stockholder's equity:
  Class B common stock, par value $.01 per share, 1,000 shares
   authorized, 10 shares issued and outstanding.......................      --
  Additional paid-in capital..........................................   49,828
  Retained earnings...................................................    2,013
                                                                       --------
 Total stockholder's equity...........................................   51,841
                                                                       --------
 Total liabilities and stockholder's equity........................... $167,664
                                                                       ========

                            See accompanying notes.

                                G+G RETAIL, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                                 (In Thousands)

                       Five months ended January 30, 1999

Net sales............................................................. $131,567
Cost of sales (including occupancy costs).............................   79,267
Selling, general, administrative and buying expense...................   36,170
Depreciation and amortization expense.................................    5,141
                                                                       --------
Operating income......................................................   10,989
Interest expense......................................................    7,520
Interest income.......................................................      125
                                                                       --------
Income before provision for income taxes..............................    3,594
Provision for income taxes............................................    1,581
                                                                       --------
Net income............................................................ $  2,013
                                                                       ========


                            See accompanying notes.

                                G+G RETAIL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                                 (In Thousands)

                       Five months ended January 30, 1999

                                               Additional              Total
                                        Common  Paid-In   Retained Stockholder's
                                        Stock   Capital   Earnings    Equity
                                        ------ ---------- -------- -------------
Balance--August 28, 1998............... $  --   $   --     $  --      $   --
Capital contribution, net..............          49,828                49,828
Net income.............................                     2,013       2,013
                                        ------  -------    ------     -------
Balance--January 30, 1999.............. $  --   $49,828    $2,013     $51,841
                                        ======  =======    ======     =======



                            See accompanying notes.

                                G+G RETAIL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

                       Five months ended January 30, 1999

Operating activities
Net income.......................................................... $  2,013
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization.....................................    6,245
  Write-off of deferred financing costs.............................      390
  Deferred income taxes.............................................     (340)
  Changes in assets and liabilities:
    Accounts receivable.............................................     (349)
    Merchandise inventories.........................................    6,124
    Prepaid expenses................................................     (784)
    Other assets....................................................      (98)
    Income taxes payable............................................    1,330
    Accounts payable and accrued expenses...........................   (2,588)
                                                                     --------
Net cash provided by operating activities...........................   11,943
Investing activities
Capital expenditures, net...........................................   (2,779)
Acquisition of business, net of cash acquired....................... (132,000)
Payment of acquisition costs........................................   (2,879)
                                                                     --------
Net cash used in investing activities............................... (137,658)
Financing activities
Proceeds from notes payable.........................................    5,000
Proceeds from long-term debt........................................   90,000
Proceeds from initial capital contribution..........................   50,528
Repayment of notes payable..........................................   (5,000)
Payment of debt issuance costs......................................   (2,759)
Payment on behalf of Holdings.......................................     (700)
                                                                     --------
Net cash provided by financing activities...........................  137,069
                                                                     --------
Net increase in cash and short-term investments.....................   11,354
Cash and short-term investments, beginning of period................    1,775
                                                                     --------
Cash and short-term investments, end of period...................... $ 13,129
                                                                     ========
Supplemental cash flow disclosures
Cash paid during the five months ended January 30, 1999:
  Interest.......................................................... $  5,381
                                                                     ========
  Income taxes...................................................... $    570
                                                                     ========

                            See accompanying notes.

                                G+G RETAIL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                January 30, 1999

1. Organization and Business

G+G Retail, Inc. ("G+G" or the "Company") was incorporated on June 26, 1998. On August 28, 1998, G&G Retail Holdings, Inc. ("Holdings" or the "Parent") made a capital contribution to the Company in the amount of $50.5 million in exchange for 100% of G+G's outstanding common stock. Concurrently with such contribution to capital, the Company made a payment on behalf of the Parent in the amount of $700,000. Simultaneous with the initial capital contribution, the Company acquired (the "Acquisition") substantially all of the assets and certain liabilities of G & G Shops, Inc. ("G & G Shops" or the "Predecessor") and certain other subsidiaries of Petrie Retail, Inc. ("Petrie") from Petrie. The Acquisition was accounted for as a purchase; accordingly, the accompanying consolidated balance sheet reflects the preliminary allocation of the purchase price to tangible and intangible assets acquired and liabilities assumed (Note
3). The purchase price paid in the Acquisition totaled $156.4 million, consisting of (1) net cash of $132.0 million, (2) Class C nonvoting common stock of Holdings valued at $1.1 million and (3) assumed liabilities of $23.3 million. In addition, the Company incurred Acquisition-related costs of approximately $2.8 million. Holdings has no operations other than owning all of the capital stock of the Company and is dependent on the cash flows from the Company to meet its obligations, including with respect to the mandatory redeemable preferred stock due 2008.

Prior to August 28, 1998, G+G's business was conducted by G & G Shops, a wholly-owned subsidiary of Petrie, and certain other subsidiaries of Petrie. As part of the Acquisition, 15,000 shares of Class C non-voting common stock of Holdings were issued to the Predecessor. These shares, which represent 15% of Holdings common stock on a fully-diluted basis, were transferred to the liquidating trustee who oversees the bankruptcy proceedings for Petrie and its subsidiaries in connection with the confirmation of Petrie's plan of reorganization.

On October 12, 1995, Petrie filed petitions under Chapter 11 of the Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), on behalf of itself and its subsidiaries, including G & G Shops (collectively, the "Debtors"), seeking relief to reorganize under Chapter 11. The Debtors managed their affairs and operated their business under Chapter 11 as debtors-in-possession until the Acquisition and Plan of Reorganization (on December 18, 1998 the Bankruptcy Court issued an order confirming the Debtors' plan of reorganization).

2. Summary of Significant Accounting Policies

 Principles of Consolidation and Basis of Presentation

The accompanying financial statements include the consolidated operations of G+G and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

 Nature of Business

The Company owns and operates a chain of young women's specialty apparel stores in the United States, Puerto Rico and the U.S. Virgin Islands.

 Short-Term Investments

Short-term investments of $11.6 million consist of time deposits, U.S. treasury money market funds, and commercial paper of less than ninety days maturity. There were no short-term investments as of August 29, 1998.

                                G+G RETAIL, INC.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to certain accounts, such as inventory, accounts receivable, income taxes and various other reserves, that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Concentration of Risk

The Company operates a distribution center that depends on employees under a collective bargaining agreement with a union. Historically, the Company has not experienced labor disruptions as a result of disputes with its union workers.

The Company has significant merchandise purchases from vendors who utilize factors. Approximately 36% of the Company's merchandise purchases are from three vendors. In addition, approximately 16% of the stores are leased from a single landlord.

 Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. The fiscal period ended January 30, 1999 began on August 29, 1998 and consisted of twenty-two weeks.

 Inventories

Merchandise inventories, which consist of finished goods, are valued at the lower of cost as determined by the retail inventory method (average cost basis) or market.

 Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed principally by the straight-line method based on the estimated useful lives of the assets as follows:

   Leasehold costs and  Term of lease or 10 years, whichever is less,
    improvements        straight-line
   Store fixtures and
    equipment           1 to 10 years, straight-line

 Deferred Financing Costs

The Company capitalizes debt issuance costs. Such costs are amortized on a straight-line basis over the lives of the related debt.

 Intangible Assets

Excess of cost over net assets acquired (i.e., goodwill) is being amortized on the straight-line method over thirty years. The Company assesses the recoverability of goodwill at each balance sheet date by determining whether the amortization of the balance of goodwill over its remaining useful life can be recovered through projected undiscounted future operating cash flows.

 Long-Lived Assets

In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews the recoverability of intangibles and other long-lived assets whenever events and circumstances indicate that the carrying amount may not be recoverable. The carrying amount of long-lived assets is reduced by the difference between the carrying amount and estimated fair value. No impairment losses on long-lived assets were required for the five months ended January 30, 1999.

                                G+G RETAIL, INC.

 Rental Expense

Rental escalations are averaged over the term of the related lease in order to provide level recognition of rental expense. Rent concessions received from landlords are recognized on a straight-line basis over the remaining term of the respective lease agreements.

 Income Taxes

Income taxes are accounted for by the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Revenue Recognition

Retail merchandise sales are recognized at the point of sale. A reserve is provided for projected returns based on prior experience. Income from layaway sales is recognized after final payment from the customer has been received.

 Preopening Costs

Store opening costs are charged to operations as incurred.

 Advertising and Promotion

All costs associated with advertising and promotion are expensed as incurred. Advertising and promotion expense was $928,000 in the fiscal period.

 Segments Reporting

In 1998, the Company adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS 14, Financial Reporting for Segments of a Business Enterprise. The adoption of SFAS 131 did not affect the results of the Company's operation or financial position.

The Company operates a chain of 422 young women's specialty apparel stores in the United States, Puerto Rico and the U.S. Virgin Islands. Primarily all of the 422 stores are mall based and the customers served are young women principally between the ages of thirteen and nineteen years old. All of the Company's merchandise is distributed to its stores from the same distribution center.

The Company conducts business in one operating segment. The Company determined its operating segment based on individual stores that the chief operating decision maker reviews for purposes of assessing performance and making operational decisions. These individual operations have been aggregated into one segment because the Company believes it helps the users to understand the Company's performance. The combined operations have similar economic characteristics and each operation has similar products, services, customers and distribution network.

 Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes a new model for accounting for derivatives and hedging activities. The Company is required to adopt SFAS No. 133 beginning January 1, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                                G+G RETAIL, INC.

3. The Acquisition

On August 28, 1998, senior management of the Predecessor, in conjunction with an investor group, acquired from Petrie substantially all of the assets and certain of the liabilities of G & G Shops and certain other subsidiaries of Petrie. The Company accounted for the Acquisition as a purchase. Accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair values at the date of acquisition as follows (in thousands):

   Fair value of assets acquired:
     Current assets, excluding cash................................... $ 19,323
     Property, plant and equipment....................................   23,280
     Purchase price in excess of tangible net assets acquired.........  116,633
   Less liabilities assumed:
     Accounts payable and accrued expenses............................  (23,257)
   Less common stock paid to the seller:
     Class C common stock of Holdings.................................   (1,100)
                                                                       --------
   Net cash paid (including acquisition costs of $2,879).............. $134,879
                                                                       ========

The unaudited pro forma results, which assume that the consummation of the Acquisition and the planned $107.0 million debt offering (Note 6) had occurred on February 1, 1998 and 1997, are as follows (in thousands):

                                                                    Fiscal
                                                               -----------------
                                                                 1999     1998
                                                               -------- --------
   Net sales.................................................. $294,390 $286,938
   Net income.................................................    1,652    4,417

The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

4. Property and Equipment

Property and equipment consist of the following at January 30, 1999 (in thousands):

   Leasehold costs, improvements and store fixtures and equipment..... $26,059
   Less accumulated depreciation and amortization.....................  (3,499)
                                                                       -------
                                                                       $22,560
                                                                       =======

5. Intangible Assets

Intangible assets consist of the following at January 30, 1999 (in thousands):

   Goodwill........................................................... $116,633
   Deferred financing.................................................    2,759
   Less accumulated amortization......................................   (2,767)
                                                                       --------
                                                                       $116,625
                                                                       ========

Amortization of deferred financing costs, which is included in interest expense in the consolidated statement of income, totaled approximately $1.5 million for the five months ended January 30, 1999.

                                G+G RETAIL, INC.

6. Long-Term Debt

On August 28, 1998, in connection with the Acquisition, the Company entered into a Loan Agreement (the "Loan Agreement") which, subject to the terms and conditions thereof, provided the Company with $90.0 million of financing (the "Loan").

Outstanding borrowings under the Loan Agreement bear interest per annum at LIBOR (5.6% at January 30, 1999), plus 600 basis points, and are guaranteed by Holdings.

The Loan Agreement contains customary covenants including limitations on change of ownership, transactions with affiliates, dividends, additional indebtedness, creation of liens, asset sales, acquisitions and capital expenditures. The formation of G & G Retail of Puerto Rico, Inc., the Company's Puerto Rican service subsidiary, caused technical defaults under the Loan Agreement. The Company has obtained waivers with respect to such technical defaults. The Loan was subsequently repaid with the proceeds from the sale of Senior Notes (Note
12).

Interest, which is payable monthly, totaled approximately $4.4 million in fiscal 1999. An additional fee equal to 1% of the aggregate unpaid principal amount of the Loan is payable on a quarterly basis which totaled approximately $1.5 million in fiscal 1999. The Loan bears interest at a variable rate, accordingly, the carrying amount of the Loan approximates fair value at January 30, 1999.

Under certain circumstances, pursuant to the Loan Agreement, the Loan may convert into a rollover note ("Rollover") on August 28, 1999 (the "Exchange Date"). If the Loan is not repaid before the Exchange Date, the Company must extend the financing for an additional six years under the Rollover. The Rollover would be payable in full at the end of the six year term. Management intends to repay the Loan with proceeds from a planned debt offering prior to the Exchange Date and write off the related deferred financing costs.

 Notes Payable

On August 28, 1998, the Company entered into a Loan and Security Agreement (the "Facility") which provided for the extension of credit up to $10.0 million, plus 50% of the aggregate cost or market of inventory, not to exceed $5.0 million of additional borrowings, as defined therein. Interest on the Facility accrued at a per annum rate at LIBOR, plus 500 basis points which approximated the weighted average rate on the outstanding borrowings for the period.

On October 30, 1998, the Company entered into a new Loan and Security Agreement (the "New Facility") which replaced the Facility. The New Facility, which expires in October 2001, provides, subject to the terms and conditions thereof, for the extension of credit subject to eligible inventory (as defined therein) not to exceed $20.0 million, of which $10.0 million can be used for letters of credit. There were no borrowings under the New Facility outstanding at January 30, 1999.

Interest on amounts advanced under the New Facility accrues at a rate equal to specified margins over the adjusted Eurodollar Rate or at the Prime Rate (7.75% at January 30, 1999). Outstanding letters of credit under the New Facility totalled approximately $640,000 at January 30, 1999.

The New Facility contains a minimum tangible net worth covenant and other customary covenants including limitations on change of ownership, transactions with affiliates, dividends, additional indebtedness, creation of liens, asset sales, acquisitions, conduct of business and capital expenditures. The New Facility also contains customary events of default including defaults on the Company's other indebtedness (which includes the Loan). The formation of G & G Retail of Puerto Rico, Inc., the Company's Puerto Rican service subsidiary, caused technical defaults under the New Facility. The Company has obtained waivers with respect to such technical defaults.

                                G+G RETAIL, INC.

The Company's obligations under the New Facility are secured by a lien on all or substantially all of the Company's assets.

If the New Facility is terminated prior to the stated maturity, a termination fee is payable. The fee payable for termination on or prior to October 1999 would be $150,000, on or prior to October 2000 would be $100,000 and prior to October 2001 would be approximately $67,000.

In connection with the termination of the Facility, the Company wrote off approximately $390,000 in deferred financing costs, which is included in interest expense in the consolidated statement of operations.

7. Related Party Transactions

In connection with the closing of the Acquisition, a partnership of which an indirect investor in Holdings, and a director of the Company and Holdings, is a general partner earned a closing fee in the amount of $1,250,000 ($1,000,000 of this fee was paid at closing and the remaining $250,000 was to be paid over a two-year period, $160,000 of which is outstanding at January 30, 1999). The closing fee constituted consideration for financial advisory services in connection with the Acquisition and is included in the calculation of goodwill. Additional fees totaling approximately $2.1 million were paid to U.S. Bancorp Libra ("Libra"), investment banking advisors who have an indirect ownership interest in Holdings. Of this amount, $1.4 million was paid to Libra in connection with the $90.0 million loan obtained on August 28, 1998 and included in deferred financing costs which are amortized over the twelve month life of the loan. The remaining $700,000 was paid to Libra by the Company on behalf of Holdings in connection with the issuance of preferred stock by Holdings
(Note 1).

Two directors ("Directors") of the Company and Holdings, who are also officers of the Company and Holdings and shareholders of Holdings, were entitled to receive a success fee (the "Success Fee") aggregating approximately $3.3 million from G & G Shops in connection with their assistance in the sale of G & G Shops' business. The obligation to pay the Success Fee was assumed by the Company and paid prior to January 30, 1999. In addition, the Company paid approximately $286,000 of legal fees for these Directors in conjunction with the Success Fee.

8. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The following is a summary of the provision for income taxes for the five months ended January 30, 1999 (in thousands):

   Current income taxes:
     Federal............................................................ $1,170
     State and Puerto Rico..............................................    751
   Deferred income taxes:
     Federal............................................................   (134)
     State and Puerto Rico..............................................   (206)
                                                                         ------
   Total provision for income taxes..................................... $1,581
                                                                         ======

                                G+G RETAIL, INC.

A reconciliation of the income tax provision to the amount of the provision that would result from applying the federal statutory rate (34%) to income before taxes is as follows:

                                                                     Five months
                                                                        ended
                                                                       January
                                                                      30, 1999
                                                                     -----------
Provision for income taxes at federal statutory rate................    34.0%
State income taxes, net of federal tax benefit......................     4.6
Effect of higher Puerto Rico tax rates..............................     4.7
Other...............................................................      .6
                                                                        ----
Effective tax rate..................................................    43.9%
                                                                        ====

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of January 30, 1999 are as follows (in thousands):

                                                                        January
                                                                        30, 1999
                                                                        --------
   Current deferred tax asset:
     Accrued expenses..................................................  $  222
     Inventory cost capitalization.....................................     423
                                                                         ------
                                                                         $  645
                                                                         ======
   Long-term deferred tax asset:
     Difference between book and tax basis of fixed assets.............  $1,060
     Intangible asset..................................................    (650)
                                                                         ------
                                                                         $  410
                                                                         ======

9. Employee Benefit Plans

G+G maintains a profit sharing plan for all eligible employees that is funded on a current basis through discretionary contributions. Profit sharing expense was $250,000 for the five months ended January 30, 1999.

G+G also maintains a 401(k) plan covering certain of its employees. The Company at its discretion can make contributions to the plan; however, no contributions were made for the five months ended January 30, 1999.

G+G also maintains a defined contribution plan covering certain of its union employees at its distribution center. Contribution expense was approximately $40,000 for the five months ended January 30, 1999.

10. Commitments and Contingencies

The Company has employment agreements with certain key employees, providing for minimum aggregate annual compensation of approximately $1.6 million per annum with contract terms up to five years. Additionally, such employment agreements provide for various incentive compensation payments as determined by the Company's Board of Directors.

                                G+G RETAIL, INC.

10. Commitments and Contingencies (continued)

The Company is committed under operating leases for its stores and warehouse facility, and equipment leases having initial terms of one year or more expiring on various dates to 2008. Certain leases provide for additional rentals based on a percentage of sales and for additional payments covering real estate taxes, common area charges and other occupancy costs. Rent concessions recognized in the five months ended January 30, 1999 totaled approximately $400,000.

A summary of rental expense under all leases is as follows for the five months ended January 30, 1999 (in thousands):

   Fixed minimum........................................................ $ 9,058
   Percentage rentals...................................................   1,020
   Equipment rentals....................................................     273
                                                                         -------
                                                                         $10,351
                                                                         =======


Minimum annual lease commitments (excluding percentage rents) under non-cancelable operating leases for subsequent periods are as follows (in thousands):

   Fiscal year ending in:
   2000................................................................. $18,504
   2001.................................................................  13,574
   2002.................................................................  11,259
   2003.................................................................   8,626
   2004.................................................................   5,433
   Thereafter...........................................................   9,178
                                                                         -------
                                                                         $66,574
                                                                         =======

 Litigation

The Company is a defendant in various lawsuits arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company is of the opinion that the resolution of the lawsuits will not likely have a material adverse effect on the Company's consolidated financial statements.

11. Accrued Liabilities

Accrued liabilities consist of the following at January 30, 1999 (in thousands):

   Salaries and employee benefit costs................................. $ 4,338
   Rent/occupancy costs................................................   2,678
   Corporate and store operating costs.................................   2,664
   Other...............................................................   1,475
                                                                        -------
                                                                        $11,155
                                                                        =======

                                G+G RETAIL, INC.

12. Subsequent Event (Unaudited)

On May 17, 1999, G+G and Holdings sold 107,000 units consisting of $107.0 million face amount of 11% Senior Notes due May 15, 2006, less original issue discount of $7.3 million, and warrants of Holdings with an estimated fair value of $470,000, at an exercise price of $0.01 per share, to purchase 8,209 shares of nonvoting Holdings Class D Common Stock in connection with the refinancing of the Company's then existing indebtedness. The Company paid Pegasus Investors L.P., affiliates of which are stockholders of Holdings and officers of which are directors of Holdings and the Company, a $1.0 million fee in consideration for financial advisory services provided by Pegasus Investors L.P. to the Company in connection with the private placement of the units.

Before May 15, 2002, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the cash proceeds of a public offering by the Company or Holdings at a redemption price of 111% of the principal amount of the notes, plus accrued and unpaid interest and any liquidated damages. On or after May 15, 2003, the Company may redeem all or a part of the Senior Notes as follows: from May 15, 2003 through May 14, 2004 at 105.50% of their principal amount; from May 15, 2004 through May 4, 2005 at 102.75% of their principal amount and on and after May 15, 2005 at 100.00% of their principal amount, in each case in addition to accrued and unpaid interest and any liquidated damages.

Each of the Company's domestic subsidiaries (other than any subsidiaries which the Company may designate as unrestricted) is required to guarantee, on a senior but unsecured basis, the Company's obligations under the Senior Notes. Currently, the Company has only one subsidiary, G & G Retail of Puerto Rico, Inc., which is a foreign subsidiary and is not a guarantor. Each subsidiary guarantor's obligations under its guarantee will be limited to the extent necessary to prevent that guarantee from being a fraudulent conveyance under applicable law. All subsidiary guarantors will be limited in their ability to sell or otherwise dispose of all or substantially all of their assets to, or consolidate with or merge with or into, a person other than the Company or another subsidiary guarantor. Subsidiary guarantees may be released under limited circumstances.

Any Class D Common Stock outstanding will be automatically converted into one class of voting Common Stock upon the consummation of an initial public offering which results in at least 20% of Holdings' Common Stock becoming publicly traded ("IPO"). The warrants will expire upon the earlier of the consummation of an IPO (as defined) or ten years from the date of issuance.

                                G+G RETAIL, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                   May 1, 1999 January 30, 1999
                                                   ----------- ----------------
                                                          (In thousands)
Assets
Current assets:
 Cash and short-term investments..................  $  5,332       $ 13,129
 Accounts receivable..............................       452            718
 Merchandise inventories..........................    21,897         12,578
 Prepaid expenses.................................     3,253            794
 Deferred tax assets..............................       645            645
                                                    --------       --------
Total current assets..............................    31,579         27,864
Property and equipment, net.......................    23,590         22,560
Intangible assets, net............................   115,489        116,625
Deferred tax assets...............................       785            410
Other assets......................................       207            205
                                                    --------       --------
Total assets......................................  $171,650       $167,664
                                                    ========       ========
Liabilities and stockholder's equity
Current liabilities:
 Accounts payable.................................  $ 15,852       $ 13,338
 Accrued expenses.................................    13,132         11,155
 Income taxes payable.............................     1,222          1,330
                                                    --------       --------
Total current liabilities.........................    30,206         25,823
Long-term debt....................................    90,000         90,000
                                                    --------       --------
Total liabilities.................................   120,206        115,823
Commitments and contingencies
Stockholder's equity:
 Class B common stock, par value $.01 per share,
  1,000 shares authorized, 10 shares issued and
  outstanding.....................................       --             --
 Additional paid-in capital.......................    49,828         49,828
 Retained earnings................................     1,616          2,013
                                                    --------       --------
Total stockholder's equity........................    51,444         51,841
                                                    --------       --------
Total liabilities and stockholder's equity........  $171,650       $167,664
                                                    ========       ========

                            See accompanying notes.

                                G+G RETAIL, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                               Consolidated       Combined
                                             G+G Retail, Inc. G & G Shops, Inc.
                                              ("Successor")    ("Predecessor")
                                             ---------------- -----------------
                                               Three months     Three months
                                                  ended             ended
                                               May 1, 1999       May 2, 1998
                                             ---------------- -----------------
                                                       (In thousands)
 Net sales..................................     $72,733           $66,398
 Cost of sales (including occupancy costs)..      46,374            42,594
 Selling, general, administrative and buying
  expense...................................      20,728            19,338
 Depreciation and amortization expense......       3,173             1,225
                                                 -------           -------
 Operating income...........................       2,458             3,241
 Interest expense...........................       3,277               --
 Interest income............................         109               --
                                                 -------           -------
 (Loss) income before provision (benefit)
  for income taxes..........................        (710)            3,241
 (Benefit) provision for income taxes.......        (313)            1,335
                                                 -------           -------
 Net (loss) income..........................     $  (397)          $ 1,906
                                                 =======           =======


                            See accompanying notes.

                                G+G RETAIL, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                               Consolidated       Combined
                                             G+G Retail, Inc. G & G Shops, Inc.
                                              ("Successor")    ("Predecessor")
                                             ---------------- -----------------
                                               Three months     Three months
                                                  ended             ended
                                               May 1, 1999       May 2, 1998
                                             ---------------- -----------------
                                                       (In thousands)
 Operating activities
 Net (loss) income..........................     $  (397)          $ 1,906
 Adjustments to reconcile net (loss) income
  to net cash (used in) provided by
  operating activities:
   Depreciation and amortization............       2,216             1,225
   Amortization of intangible assets........         957               --
   Amortization of deferred financing
  costs.....................................         536               --
   Deferred taxes...........................        (375)              --
   Changes in assets and liabilities:
     Accounts receivable, net and other
  assets....................................      (2,195)           (2,022)
     Merchandise inventories................      (9,319)           (8,475)
     Accounts payable and accrued expenses..       4,491             7,903
     Income taxes payable...................        (108)             (159)
                                                 -------           -------
 Net cash (used in) provided by operating
  activities................................      (4,194)              378
 Investing activities
 Capital expenditures, net..................      (3,246)           (1,558)
                                                 -------           -------
 Net cash used in investing activities......      (3,246)           (1,558)
 Financing activities
 Cash transferred to parent.................         --            (66,437)
 Cash received from parent..................         --             67,617
 Payment of debt issuance costs.............        (357)              --
                                                 -------           -------
 Net cash provided by (used in) financing
  activities................................        (357)            1,180
                                                 -------           -------
 Net decrease in cash and short-term
  investments...............................      (7,797)              --
 Cash and short-term investments, beginning
  of period.................................      13,129               --
                                                 -------           -------
 Cash and short-term investments, end of
  period....................................     $ 5,332           $   --
                                                 =======           =======
 Supplemental cash flow disclosures
 Cash paid for:
   Interest.................................     $ 3,299           $   --
                                                 =======           =======
   Income taxes.............................     $   191           $   --
                                                 =======           =======

                            See accompanying notes.

                                G+G RETAIL, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

The accompanying consolidated financial statements include G+G Retail, Inc. (the "Company") and its wholly-owned subsidiary. The Company was incorporated on June 26, 1998. The combined statement of operations and statement of cash flow for the three months ended May 2, 1998 are those of the Company's predecessor, G & G Shops, Inc. and its subsidiaries and certain other subsidiaries of its parent, Petrie Retail Inc. (collectively the "Predecessor").

On August 28, 1998, G&G Retail Holdings, Inc. ("Holdings" or the "Parent") made a capital contribution to the Company in the amount of $50.5 million in exchange for 100% of the Company's outstanding common stock. Concurrently with such contribution to capital, the Company made a payment on behalf of the Parent in the amount of $700,000. Simultaneous with the initial capital contribution, the Company acquired (the "Acquisition") substantially all of the assets and assumed certain liabilities of the Predecessor from Petrie Retail, Inc. ("Petrie"). The Acquisition was accounted for as a purchase; accordingly, the accompanying consolidated balance sheets reflect the preliminary allocation of the purchase price to tangible and intangible assets acquired and liabilities assumed.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company's management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring accruals) considered necessary to present fairly its financial position as of May 1, 1999 and January 30, 1999 and the results of its operations and cash flows for the period ended May 1, 1999 and the results of the Predecessor's operations and cash flows for the period ended May 2, 1998. These financial statements should be read in conjunction with the consolidated financial statements of the Company and the combined financial statements of the Predecessor and footnotes thereto included elsewhere in this Prospectus. The interim operating results are not necessarily indicative of the results that may be expected for an entire year.

Note 2

On August 28, 1998, in connection with the Acquisition, the Company entered into a Senior Bridge Note Agreement (the "Senior Bridge Note") which, subject to the terms and conditions thereof, provided the Company with $90.0 million of financing (the "Loan").

Outstanding borrowings under the Senior Bridge Note bear interest per annum at one-month LIBOR plus 600 basis points (10.92% at May 1, 1999), and are guaranteed by Holdings. Interest, which is payable monthly, totaled approximately $2.7 million in the first quarter of fiscal 2000. An additional fee equal to 1% of the aggregate unpaid principal amount of the Loan is payable on a quarterly basis and totaled approximately $300,000 in the quarter ended May 1, 1999. On May 17, 1999 the Company refinanced the Loan with the proceeds from a $107.0 million private placement of units (see Note 5); thus, this 1% fee was not accrued in the accompanying financial statements.

Note 3

The Company has a Loan and Security Agreement, which expires in October 2001, and provides, subject to the terms and conditions thereof, for the extension of credit subject to eligible inventory (as defined therein) not to exceed $20.0 million, of which $10.0 million can be used for letters of credit. There were no borrowings under the Facility outstanding at May 1, 1999. Outstanding letters of credit under the Facility totaled approximately $681,000 at May 1, 1999.

                                G+G RETAIL, INC.

Interest on amounts advanced under the Facility accrues at a rate equal to specified margins over the adjusted Eurodollar Rate or at the Prime Rate (7.75% at May 1, 1999).

Note 4

Effective March 15, 1999, Holdings adopted its 1999 Stock Option Plan (the "Option Plan") providing for the granting of options to purchase shares of its Class A Common Stock to its employees and employees of its subsidiaries including the Company. The Option Plan is administered by the Board of Directors of Holdings which is authorized to grant incentive stock options and/or non-qualified stock options to purchase up to 7,000 shares of Class A Common Stock. As of May 1, 1999, Holdings had granted, under the Option Plan, ten-year options to purchase 5,000 shares of its Class A Common Stock, at $300 per share, of which 1,250 shares are currently exercisable and the remaining 3,750 shares vest equally over the next three years. The option prices exceeded the fair market value of Holdings common stock on the date of grant.

Note 5

On May 17, 1999 the Company and Holdings completed a private placement of 107,000 units consisting in the aggregate of $107.0 million face amount of 11% Senior Notes due May 15, 2006 of the Company and warrants with an estimated fair value of $470,000 (valued based upon third-party valuation) to purchase 8,209 shares of nonvoting Class D Common Stock of Holdings at an exercise price of $0.01 per share. There was an original issue discount of approximately $7.3 million related to the issuance of the units. The net proceeds were used to refinance the Loan and pay fees related to the offering of the units, and the balance of the net proceeds will be used for general corporate purposes.

The Senior Notes, net of discount, were recorded at approximately $99.2 million.

The pro forma results (a) for the first quarter of fiscal 2000, which assume the consummation of the $107.0 million private placement of units had occurred on January 31, 1999, and (b) for the first quarter of fiscal 1999, which assume the consummation of the Acquisition and the $107.0 million private placement of units had each occurred on February 1, 1998, are as follows (in thousands):

                                                                First Quarter
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
   Net sales.................................................. $72,733  $66,398
   Operating income...........................................   2,458    1,917
   Net loss...................................................    (425)    (790)

The pro forma results are not necessarily indicative of the results of operations that would have occurred had the Acquisition and the units offering taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

                        Report of Independent Auditors

The Board of Directors
G & G Shops, Inc.

We have audited the accompanying combined balance sheet of G & G Shops, Inc. and its subsidiaries (collectively, the "Company") as of January 31, 1998, and the combined statements of income, shareholder's deficit, and cash flows for the seven months ended August 28, 1998 and the two years in the period ended January 31, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at January 31, 1998, and the combined results of its operations and its cash flows for the seven months ended August 28, 1998 and the two years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

April 14, 1999

MetroPark, New Jersey

                               G & G SHOPS, INC.

                             COMBINED BALANCE SHEET
                                 (In Thousands)

                                January 31, 1998

ASSETS
 Current assets:
  Accounts receivable................................................. $    542
  Merchandise inventories.............................................   10,091
  Prepaid expenses....................................................      157
                                                                       --------
 Total current assets.................................................   10,790

 Property and equipment, net..........................................   17,170
 Other assets.........................................................      197
                                                                       --------
 Total assets......................................................... $ 28,157
                                                                       ========

LIABILITIES AND SHAREHOLDER'S DEFICIT
 Current liabilities:
  Accounts payable (including bank overdrafts of $1.7 million)........ $  9,172
  Accrued expenses....................................................   14,705
                                                                       --------
 Total current liabilities............................................   23,877

 Long-term liabilities:
  Liabilities subject to compromise...................................   20,866
                                                                       --------
 Total liabilities....................................................   44,743

 Commitments and contingencies

 Shareholder's deficit:
  Paid-in capital.....................................................    5,637
  Retained earnings...................................................   28,922
  Net distributions to Parent.........................................  (51,145)
                                                                       --------
 Total shareholder's deficit..........................................  (16,586)
                                                                       --------
 Total liabilities and shareholder's deficit.......................... $ 28,157
                                                                       ========


                            See accompanying notes.

                               G & G SHOPS, INC.

                         COMBINED STATEMENTS OF INCOME
                                 (In Thousands)

                                                     Seven
                                                     months     Year ended
                                                     ended   -----------------
                                                     August  January  February
                                                    28, 1998 31, 1998 1, 1997
                                                    -------- -------- --------
Net sales.......................................... $162,823 $286,938 $266,362
Cost of sales (including occupancy costs)..........  106,056  177,765  166,636
Selling, general, administrative and buying
 expenses..........................................   48,231   77,437   73,374
Depreciation and amortization expense..............    2,845    4,489    4,526
Royalty expense....................................    1,012    1,834    1,749
Store closing expenses.............................       87      431    1,561
                                                    -------- -------- --------
Income before income taxes.........................    4,592   24,982   18,516
Income taxes.......................................    1,892   10,293    7,629
                                                    -------- -------- --------
Net income......................................... $  2,700 $ 14,689 $ 10,887
                                                    ======== ======== ========


                            See accompanying notes.

                               G & G SHOPS, INC.

                  COMBINED STATEMENTS OF SHAREHOLDER'S DEFICIT
                                 (In Thousands)

                                                         Net          Total
                                   Paid-In Retained Distributions Shareholder's
                                   Capital Earnings   to Parent      Deficit
                                   ------- -------- ------------- -------------
Balance--February 3, 1996......... $5,637  $ 3,346    $(13,531)     $ (4,548)
  Net distributions...............                     (18,545)      (18,545)
  Net income......................          10,887                    10,887
                                   ------  -------    --------      --------
Balance--February 1, 1997.........  5,637   14,233     (32,076)      (12,206)
  Net distributions...............                     (19,069)      (19,069)
  Net income......................          14,689                    14,689
                                   ------  -------    --------      --------
Balance--January 31, 1998.........  5,637   28,922     (51,145)      (16,586)
  Net distributions...............                     (14,140)      (14,140)
  Net income......................           2,700                     2,700
                                   ------  -------    --------      --------
Balance--August 28, 1998.......... $5,637  $31,622    $(65,285)     $(28,026)
                                   ======  =======    ========      ========


                            See accompanying notes.

                               G & G SHOPS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                  Seven
                                                  months      Year ended
                                                  ended    ------------------
                                                  August   January   February
                                                 28, 1998  31, 1998  1, 1997
                                                 --------  --------  --------
Operating activities
Net income...................................... $  2,700  $ 14,689  $ 10,887
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization.................    2,845     4,489     4,526
  Store closing expenses........................      --        203       695
  Loss on disposal of equipment.................       16       220       --
  Changes in assets and liabilities:
    Accounts receivable.........................      177      (460)       10
    Merchandise inventories.....................   (8,611)     (388)      656
    Prepaid expenses and other assets...........      144        91        94
    Accounts payable and accrued expenses.......   18,363     6,444     1,848
    Liabilities subject to compromise...........      159       300     1,327
                                                 --------  --------  --------
Net cash provided by operating activities.......   15,793    25,588    20,043
Investing activities
Capital expenditures, net.......................   (3,400)   (7,005)   (1,952)
                                                 --------  --------  --------
Net cash used in investing activities...........   (3,400)   (7,005)   (1,952)
Financing activities
Cash transferred to Parent...................... (166,359) (292,746) (275,944)
Cash received from Parent.......................  152,219   273,677   257,399
                                                 --------  --------  --------
Net cash used in financing activities...........  (14,140)  (19,069)  (18,545)
                                                 --------  --------  --------
Net decrease in cash............................   (1,747)     (486)     (454)
Cash, beginning of period.......................      --        486       940
                                                 --------  --------  --------
Cash (bank overdraft), end of period............ $ (1,747) $    --   $    486
                                                 ========  ========  ========


                            See accompanying notes.

                               G & G SHOPS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                August 28, 1998

1. Organization and Business

The accompanying combined financial statements include the accounts of G & G Shops, Inc. ("G & G" or the "Company"), a subsidiary of Petrie Retail, Inc. ("Petrie Retail" or the "Parent") and certain store assets owned by Petrie Retail.

On December 9, 1994, PS Stores Acquisition Corp. acquired (the "Acquisition") all of the issued and outstanding shares of Petrie Retail from Petrie Stores Corporation pursuant to the terms of a Stock Purchase Agreement (the "Agreement"). In accordance with the Agreement, for accounting purposes the transaction was accounted for as of November 26, 1994.

The Acquisition was accounted for as a purchase. The bargain purchase element associated with the transaction was pushed down to the Company based on the fair value of the Company's property and equipment at the date of acquisition relative to the consolidated property and equipment. The estimated portion of the purchase accounting liabilities deemed to be attributable to the Company have been reflected in these combined financial statements.

On October 12, 1995 (the "Petition Date"), Petrie Retail filed petitions under Chapter 11 ("Chapter 11") of the Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York, on behalf of itself and its subsidiaries, including G & G (collectively, the "Debtors"), seeking relief to reorganize under Chapter 11. The Debtors managed the affairs and operated the business of G & G under Chapter 11 as debtors-in-possession until August 28, 1998 when substantially all of the assets of G & G were acquired. On August 28, 1998, substantially all of the Company's assets and certain liabilities were sold to an investor group including the management of G & G (the "Sale") (Note 11).

2. Summary of Significant Accounting Policies

 Nature of Business

The Company owns and operates a chain of young women's specialty apparel stores in the United States, Puerto Rico and the U.S. Virgin Islands.

 Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. The fiscal period ended August 28, 1998 began on February 1, 1998 and consisted of thirty weeks. Each of the fiscal years ended January 31, 1998 and February 1, 1997 consisted of fifty-two weeks.

 Principles of Combination

The accompanying combined financial statements include the accounts of the Company and certain store assets owned by subsidiaries of Petrie Retail but operated as stores of the Company. All significant intercompany activity between the various entities included in these financial statements has been eliminated in combination.

                               G & G SHOPS, INC.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to certain accounts, such as inventory, accounts receivable, income taxes and various other reserves, as well as liabilities subject to compromise, that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could materially differ from those estimates.

 Concentration of Risk

The Company operates a distribution center that depends on employees under a collective bargaining agreement with a union. Historically, the Company has not experienced labor disruptions as a result of disputes with its union workers.

The Company has significant merchandise purchases from vendors who utilize factors. Approximately 36% of the Company's merchandise purchases are from three vendors. In addition, approximately 16% of the stores are leased from a single landlord.

 Inventories

Merchandise inventories, which consist of finished goods, are valued at the lower of cost as determined by the retail inventory method (average cost basis) or market.

 Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed principally by the straight-line method based on the estimated useful lives of the assets as follows:

   Leasehold costs and  Term of lease or 10 years, whichever is less,
    improvements        straight-line
   Store fixtures and
    equipment           1 to 10 years, straight-line

 Preopening Costs

Store opening costs are charged to operations as incurred.

 Accrued Expenses and Long-Term Liabilities

Included in accrued expenses and liabilities subject to compromise are certain costs associated with the acquisition, as well as other acquisition related liabilities primarily related to estimated tax and pension liabilities for matters which existed at the Acquisition date. These amounts are classified as liabilities subject to compromise in the combined balance sheet.

 Income Taxes

Income taxes are accounted for by the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Revenue Recognition

Retail merchandise sales are recognized at the point of sale. A reserve is provided for projected returns based on prior experience. Income from layaway sales is recognized after final payment from the customer has been received.

                               G & G SHOPS, INC.

 Net Distributions to Parent

Net distributions to the Parent consists of the intercompany activity between the Company and the Parent principally resulting from the Company transferring substantially all operating cash flow to the Parent, net of certain expenditures made by the Parent on behalf of the Company. No interest has been imputed on transactions with the Parent.

 Long-Lived Assets

In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews the recoverability of its long-lived assets on a store by store basis whenever events and circumstances indicate that the carrying amount may not be recoverable. The carrying amount of long-lived assets is reduced by the difference between the carrying amount and the estimated fair value. No impairment losses on long-lived assets were required for the period ended August 28, 1998 or for the fiscal years 1998 or 1997.

 Rental Expense

Rental escalations are averaged over the term of the related lease in order to provide level recognition of rental expense. Rent concessions received from landlords are recognized on a straight line basis over the remaining term of the respective lease agreements.

 Advertising and Promotion

All costs associated with advertising and promotion are expensed in the year incurred. Advertising and promotion expense was $794,000 for the seven months ended August 28, 1998 and $1.1 million and $1.4 million in fiscal 1998 and fiscal 1997, respectively.

 Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

3. Property and Equipment

Property and equipment consist of the following at January 31, 1998 (in thousands):

   Leasehold cost, improvements and store fixtures and equipment....... $30,899
   Less accumulated depreciation.......................................  13,729
                                                                        -------
                                                                        $17,170
                                                                        =======

4. Income Taxes

PS Stores Acquisition Corp. and its subsidiaries, including the Company, file a consolidated federal income tax return and, where applicable, combined state and local income tax returns. As a result, the Company is jointly and severally liable for all tax claims arising from the consolidated and combined returns to which it is a party. However, after the Sale, Petrie Retail retained all of the income tax liabilities. (Note 11).

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                               G & G SHOPS, INC.

In accordance with a tax sharing agreement, the provision for income taxes recorded by the Company represents the amount calculated on a separate return basis. All taxes are paid by the Parent with the applicable expenses related to the Company allocated through the intercompany account.

At August 28, 1998, January 31, 1998, and February 1, 1997 approximately $5.0 million of income tax reserves are classified as liabilities subject to compromise.

The following is a summary of the components of the Company's income tax provision (in thousands):

                                                      Seven
                                                      months     Year ended
                                                      ended   ------------------
                                                      August  January   February
                                                     28, 1998 31, 1998  1, 1997
                                                     -------- --------  --------
   Current income taxes:
     Federal........................................  $1,342  $ 7,231    $5,395
     State and Puerto Rico..........................     822    4,574     3,681
   Deferred income taxes:
     Federal........................................    (212)  (1,179)   (1,128)
     State and Puerto Rico..........................     (60)    (333)     (319)
                                                      ------  -------    ------
   Total provision for income taxes.................  $1,892  $10,293    $7,629
                                                      ======  =======    ======

The deferred income tax provision is principally due to the differences in the depreciation methods used for financial statement and tax purposes, and to various accrual and reserve accounts.

The significant components of the Company's deferred tax asset are as follows:

   Property and equipment............................................... $4,545
   Inventory............................................................    340
   Pension and other accrued liabilities................................    760
                                                                         ------
                                                                         $5,645
                                                                         ======

The net current and deferred income tax assets have been included in the net distributions to the Parent account in the accompanying combined balance sheet.

A reconciliation of the income tax provision to the provision that would result from applying the federal statutory rate (34%) to income before taxes is as follows:

                                                     Seven
                                                     months     Year ended
                                                     ended   -----------------
                                                     August  January  February
                                                    28, 1998 31, 1998 1, 1997
                                                    -------- -------- --------
   Provision for income taxes at federal statutory
    rate..........................................    34.0%    34.0%    34.0%
   State income taxes, net of federal tax
    benefit.......................................     4.6      4.6      4.6
   Other..........................................      .1       .1       .1
   Effect of higher Puerto Rico tax rates.........     2.5      2.5      2.5
                                                      ----     ----     ----
   Effective tax rate.............................    41.2%    41.2%    41.2%
                                                      ====     ====     ====

                             G & G SHOPS, INC.

5. Store Closing Expense

Store closing expense and the results of operations and number of the stores closed in the respective years have been included in the accompanying Combined Statements of Income as follows: (in thousands)

                                                     Seven
                                                     months     Year ended
                                                     ended   -----------------
                                                     August  January  February
                                                    28, 1998 31, 1998 1, 1997
                                                    -------- -------- --------
   Store closing expense...........................   $87      $431   $ 1,561
                                                      ===      ====   =======
   Results of operations of closed stores (loss)...    67       (56)   (1,100)
                                                      ===      ====   =======
   Number of stores closed.........................     2        12        32
                                                      ===      ====   =======

There were no stores pending closure at the end of these fiscal years.

The store closing expense for the seven months ended August 28, 1998 principally consists of losses on disposal of property and equipment.

The fiscal 1998 store closing expense of approximately $431,000 consists of a $228,000 provision for lease rejection claims and $203,000 of losses on disposal of property and equipment. The lease rejection obligations of $228,000 (amount included in liabilities subject to compromise) were calculated taking into account provisions in the Bankruptcy Code which primarily resulted in an accrual of one year's rent payments.

The fiscal 1997 store closing expense of approximately $1.6 million consists of an $866,000 provision for lease rejection claims and $695,000 of losses on disposal of property and equipment. The lease rejection obligations of $866,000 (amount included in liabilities subject to compromise) were calculated taking into account provisions in the Bankruptcy Code which primarily resulted in an accrual of one year's rent payments.

The cumulative lease rejection liability at January 31, 1998 and February 1, 1997 totaled $2.1 million and $1.9 million, respectively. The lease rejection claims for each of the fiscal years were not paid and were retained by Petrie Retail Inc. in connection with the August 28, 1998 transaction (Note 11). The losses on disposal of property and equipment were recognized upon closure of the stores in each of the fiscal years through a direct writeoff of the net book value of the respective assets.

6. Liabilities Subject to Compromise

Petrie Retail and its subsidiaries each filed a voluntary petition on October 12, 1995 with the United States Bankruptcy Court for relief under Chapter 11. As a result, the Debtors' obligations with respect to its prepetition liabilities were stayed with certain exceptions concerning the Debtors' prepetition secured bank debt. In addition, the Debtors received authority to pay certain prepetition liabilities for payroll, employee benefits and certain other expenses. Certain prepetition obligations are collateralized by both real and personal property of the Debtors; however, these obligations are recorded as liabilities subject to compromise, as the ultimate adequacy of security for any secured prepetition debt will be determined in the claim allowance or plan confirmation process. Additional claims will arise by reason

                               G & G SHOPS, INC.

of current and future terminations of various contractual obligations and as certain contingent and/or disputed claims are asserted or settled. Those claims and liabilities could materially exceed the amounts recorded.

In Chapter 11 cases, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan or plans of reorganization. For financial reporting purposes, these liabilities and obligations whose disposition is dependent on the outcome of the Chapter 11 cases have been segregated and classified as liabilities subject to compromise under reorganization proceedings in the combined balance sheet. Generally, actions to enforce or otherwise effect repayment of all pre-Chapter 11 liabilities as well as all litigation pending as of the Petition Date against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. Schedules have been filed by the Debtors with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date as reflected in the Debtors' accounting records. Differences between amounts reflected in such schedules and claims filed by creditors will be investigated and either amicably resolved or adjudicated. The ultimate amount of and settlement terms for such liabilities are subject to the claims allowance process and the terms of a plan or plans of reorganization and, accordingly, are not presently determinable. Additional liabilities subject to compromise may become fixed or liquidated subsequent to the Petition Date as a result of claims filed by parties affected by the Debtors' rejection of executory contracts, including leases, and from the Bankruptcy Court's resolution of asserted claims, including contingent claims and other disputed accounts. The date by which certain prepetition creditors of the Debtors were required to file proof of their prepetition claims was December 29, 1997.

Under the Bankruptcy Code, the Debtors may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts, and other prepetition executory contracts or leases, subject to Bankruptcy Court approval. The liabilities subject to compromise include a provision for the estimated amount that may be claimed by lessors and allowed by the Bankruptcy Court in connection with rejected real estate leases. Executory contracts assumed by the Company may create additional administrative expenses. Accordingly, such liabilities may be subject to material changes (Note 11).

The Company's liabilities subject to compromise consist of the following at January 31, 1998 (in thousands):

   Long-term liabilities:
     Accounts payable-trade............................................ $ 3,934
     Accrued expenses and other........................................  14,828
     Lease rejection claims............................................   2,104
                                                                        -------
                                                                        $20,866
                                                                        =======

Included in accrued expenses and other are $5.0 million and $1.9 million of estimated tax and pension liabilities, respectively, for matters which existed at the Acquisition date.

                               G & G SHOPS, INC.

7. Accrued Expenses

Accrued expenses consist of the following at January 31, 1998 (in thousands):

   Royalty............................................................. $ 2,420
   Taxes (other than income taxes).....................................   1,299
   Corporate and store operating costs.................................   2,652
   Rent/occupancy costs................................................   4,435
   Salaries and employee benefit costs.................................   3,899
                                                                        -------
                                                                        $14,705
                                                                        =======

In connection with the Sale (Note 11), only certain current liabilities were acquired and all liabilities subject to compromise were retained by Petrie Retail.

8. Employee Benefit Plans

G & G maintains a profit sharing plan for all eligible employees that is funded on a current basis by discretionary contributions. Profit sharing expense was $348,000, $600,000 and $420,000, respectively, for the seven months ended August 28, 1998 and the fiscal years ended January 31, 1998 and February 1, 1997.

The Company also maintains a 401(k) plan covering certain employees. The Company does not match employee contributions to the plan.

Certain of the Company's employees are also covered by a union sponsored, collectively bargained, multi-employer defined benefit pension plan (the "Plan"). Effective January 31, 1995 the Company withdrew from the Plan. In addition, other employers withdrew from the Plan. The combination of these events resulted in the imposition of a mass withdrawal liability on the Company (Note 6). An estimate of the ultimate withdrawal liability for the Plan was recorded by the Company at the Acquisition date and has been recorded as a liability subject to compromise in the accompanying combined balance sheet. In connection with the Sale, the estimated ultimate withdrawal liability was retained by Petrie Retail.

9. Transactions with Related Parties


The Company performs most of the functions as a stand-alone company; however, franchise and income tax services, real estate management, payroll processing, benefits and risk management services and certain legal services were performed by Petrie Retail without allocating these costs to the Company. The Company's financial statements include an estimate for these costs for which there was no allocation by Petrie Retail. The estimated costs reflected in the combined financial statements for these additional services are $300,000 for the seven months ended August 28, 1998, and $600,000 for each of the fiscal years ended January 31, 1998 and February 1, 1997. Management's estimate is based on the actual costs for outside services or employee costs to perform these services. Management believes the amount allocated and the method of allocation is reasonable.

                               G & G SHOPS, INC.

The following is a summary of the intercompany activity reflected in the net distribution to the Parent account (in thousands):

                                          Seven Months
                                             ended           Year ended
                                           August 28,  January 31, February 1,
                                              1998        1998        1997
                                          ------------ ----------- -----------
   Payroll and related taxes.............   $ 11,410    $ 20,284    $ 13,464
   Health insurance......................      1,325       2,366       2,361
   Income taxes..........................      1,892      10,293       7,629
   Other.................................      1,052       2,703       4,075
                                            --------    --------    --------
   Total expenditures paid by the Parent
    on behalf of the Company.............     15,679      35,646      27,529
   Unallocated costs.....................        300         600         600
   Net cash transferred to the Parent....    (30,119)    (55,315)    (46,674)
                                            --------    --------    --------
   Net activity..........................   $(14,140)   $(19,069)   $(18,545)
                                            ========    ========    ========

All of the Company's excess cash was transferred to the Parent. The average amount due to the Company from Petrie Retail, Inc. as of August 28, 1998, January 31, 1998 and February 1, 1997 was $44.1 million, $27.5 million and $9.3 million, respectively.

Included in the Combined Statement of Operations is royalty expense, which represents an amount charged by the Parent for the use of trademarks owned by the Parent.

Two officers of the Company were entitled to receive a success fee aggregating approximately $3.3 million from the Company in connection with their assistance in the sale of the Company's business (Note 11). This fee has been included in selling, general, administrative and buying expenses in the combined statement of income for the seven months ended August 28, 1998.

10. Commitments and Contingencies

The Company and its subsidiaries are committed under operating leases for their stores and warehouse facility and equipment leases having initial terms of one year or more expiring on various dates to 2008. Certain leases provide for additional rentals based on a percentage of sales and for additional payments covering real estate taxes, common area charges and other occupancy costs.

A summary of rental expense under all leases was as follows (in thousands):

                                                       Seven       Year ended
                                                       months   ----------------
                                                       ended    January
                                                     August 28,   31,   February
                                                        1998     1998    1, 1997
                                                     ---------- ------- --------
   Fixed minimum....................................  $11,214   $18,153 $18,435
   Percentage rentals...............................    1,618     3,033   2,259
   Equipment rentals................................      314       562     513
                                                      -------   ------- -------
                                                      $13,146   $21,748 $21,207
                                                      =======   ======= =======

Rent concessions recognized for the seven month period ended August 28, 1998 and fiscal years ended January 31, 1998 and February 1, 1997 totaled approximately $600,000, $1.5 million and $1.8 million, respectively.

                             G & G SHOPS, INC.

Minimum annual lease commitments (excluding percentage rents) under noncancelable operating leases for subsequent periods are as follows (in thousands):

   Fiscal year ending in:
    2000................................................................ $17,468
    2001................................................................  12,893
    2002................................................................  10,468
    2003................................................................   8,033
    2004................................................................   4,851
    Thereafter..........................................................   7,580
                                                                         -------
                                                                         $61,293
                                                                         =======

As disclosed in Note 6, the Debtors filed a voluntary petition on October 12, 1995 with the Bankruptcy Court for relief under Chapter 11. As debtors-in-possession, the Debtors have the right, subject to Bankruptcy Court approval and certain other limitations, to assume or reject executory contracts, including unexpired leases. These amounts are included in lease rejection claims (Note 6).

The Company is involved in litigation associated with the bankruptcy proceedings and its reorganization efforts, as well as matters related to its ordinary conduct of business. If such litigation resulted in unfavorable outcomes to the Company, they could have a material impact on its combined financial statements. Management believes it has meritorious defenses associated with the litigation. In conjunction with the Sale, Petrie Retail retained all liabilities associated with this litigation.

11. Subsequent Event

On August 28, 1998, substantially all of the assets (the "Purchased Assets") of the junior women's apparel retail business (the "Business") conducted under the trade names "G+G" and "Rave" and certain liabilities were sold by Petrie Retail to an investment group including the management of the Company (the "Acquirer"). The acquisition was effectuated pursuant to an asset purchase agreement dated as of July 6, 1998, as amended, between Petrie Retail and the Acquirer, which was approved by the Bankruptcy Court on August 24, 1998. On October 12, 1995, the Debtors filed petitions under Chapter 11 in the Bankruptcy Court, seeking relief to reorganize under Chapter 11. On August 28, 1998, substantially all of the Company's assets and certain liabilities were sold in the Sale.

The purchase price paid for the Purchased Assets was $156.4 million, principally consisting of $132.0 million in cash, the assumption of approximately $23.3 million of liabilities and the issuance of 15,000 shares of class C nonvoting common stock with a fair value of approximately $1.1 million. The Purchased Assets included, among other things: (a) all right, title and interest in over 400 store leases, as well as leases for the Business' headquarters and distribution center, and other contracts related to the Business, (b) inventories and other tangible personal property related to the Business, (c) equipment and fixtures related to the Business, (d) accounts receivable, notes receivable and other claims for money or obligations due to Petrie Retail in connection with the Business, and (e) intellectual property and goodwill associated with the Business.

Liabilities and contingencies not assumed by the Acquirer were retained by Petrie Retail and are managed by the trustee who oversees the bankruptcy proceedings for Petrie Retail and its subsidiaries. Petrie Retail retained all liabilities subject to compromise (Note 6), pension liabilities (Note 8), tax liabilities (Note 4) and assumed all pending and threatened litigation as of August 28, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

No broker-dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to issue the exchange notes that we are offering only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is correct only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    8
The Exchange Offer...................   16
The Acquisition......................   25
Use of Proceeds......................   25
Capitalization.......................   26
Unaudited Pro Forma Consolidated
 Financial Statements................   27
Selected Financial and
 Operating Data......................   33
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................   36
Business.............................   45
Management...........................   54
Principal Stockholders...............   62
Related Transactions.................   64
Description of Revolving Credit
 Facility............................   68
Description of the Notes.............   69
Book-Entry; Delivery and Form........   97
Material Federal Income Tax
 Considerations......................  100
Plan of Distribution.................  105
Legal Matters........................  106
Experts..............................  106
Where You Can Find More Information..  106
Index to Financial Statements........  F-1

  Until      , 1999 (90 days after the date of this prospectus), all broker-
dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when selling exchange notes received in exchange for outstanding notes held for their own account.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $107,000,000

                                    [LOGO]

                                G+G Retail, Inc.

   Offer to Exchange All Outstanding 11% Senior Notes due 2006 for 11% Senior Notes due 2006 which have been Registered under the Securities Act of
   1933

                       ---------------------------------
                                   PROSPECTUS
                       ---------------------------------


                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Set forth below is a description of certain provisions of the Delaware General Corporation Law, also known as the DGCL, our certificate of incorporation and the indemnification agreements dated August 28, 1998 between us and each of our directors, as those provisions relate to our indemnification of the directors and officers. This description is intended only as a summary and is qualified in its entirety by reference to the applicable provisions of the DGCL, our certificate of incorporation and the indemnification agreements, all of which are filed as exhibits to this registration statement.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of that corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity at another corporation or business organization, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with that action, suit or proceeding, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and officers against expenses, including attorneys' fees, in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action described above, the corporation must indemnify him against the expenses that he actually and reasonably incurred.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director except any liability of the director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty to the full extent permitted by the DGCL. Our certificate of incorporation also provides that we shall indemnify our directors and officers to the full extent permitted by the DGCL.

We have entered into separate, identical indemnification agreements with each of our directors. Under each indemnification agreement, we agreed to hold harmless and indemnify the director to the fullest extent provided by Sections 145(a) and 145(b) of the DGCL, against all expenses, judgments, fines and amounts paid in settlement reasonably incurred by the director in connection with any threatened, pending or completed civil or criminal action, suit or proceeding, including derivative actions, to which the director is, was or becomes a party, or is threatened to be made a party, as a result of being a director or former director of G+G Retail, Inc. Our obligation to indemnify a director is subject to the conditions that the director acted in good faith and in a manner he reasonably believed to be in the best interest of and not opposed to G+G Retail and, with respect to a criminal proceeding, had no reason to believe his conduct was unlawful. In addition, our obligation to indemnify a director is subject to limited exclusions set forth in each indemnification agreement. Under each indemnification agreement, a director also is entitled to receive from us an advance for expenses incurred by him in defending any action, suit or proceeding, which advance is subject to repayment if a court ultimately determines that the director was not entitled to be indemnified.

Our directors and officers are covered under directors' and officers' liability insurance policies maintained by us.

Item 21. Exhibits and Financial Statement Schedules.

  (a) Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
  1.01   Purchase Agreement, dated as of May 6, 1999, by and among U.S. Bancorp
          Investments, Inc., CIBC World Markets Corp., G+G Retail, Inc. and G&G
          Retail Holdings, Inc.*
  2.01   Asset Purchase Agreement, dated as of July 6, 1998, among G & G Shops,
          Inc., the subsidiaries of G & G Shops, Inc. named therein, the subsidiaries of Petrie Retail, Inc. named therein, PSL, Inc. and G+G
          Retail, Inc.*
  2.02   Amendment No. 1 to the Asset Purchase Agreement, dated as of July 27,
          1998, among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc.
          named therein, the subsidiaries of Petrie Retail, Inc. named therein,
          PSL, Inc. and G+G Retail, Inc.*
  2.03   Amendment to the Asset Purchase Agreement, dated August 24, 1998, among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc. named therein, the subsidiaries of Petrie Retail, Inc. named therein, PSL,
          Inc. and G+G Retail, Inc.*
  3.01   Certificate of Incorporation of G+G Retail, Inc.*
  3.02   Amended and Restated By-Laws of G+G Retail, Inc.*
  4.01   Indenture, dated as of May 17, 1999, by and between G+G Retail, Inc., as issuer, and U.S. Bank Trust National Association, as trustee.*
  4.02   Form of 11% Senior Note due 2006 of G+G Retail, Inc.*
  4.03   A/B Exchange Registration Rights Agreement, dated as of May 17, 1999, by and between G+G Retail, Inc. and U.S. Bancorp Libra.*
  5.01   Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP as to the
          legality of the securities being registered.
 10.01   Agreement of Lease, dated November 28, 1988, between Hartz 83rd Street
          Associates and
          G & G Shops of Woodbridge, Inc.*
 10.02   Lease Addendum, dated April 10, 1990, between Hartz 83rd Street
          Associates and G & G Shops of Woodbridge, Inc.*
 10.03   Second Lease Modification Agreement, dated February 24, 1994, between
          Hartz 83rd Street Associates and G & G Shops of Woodbridge, Inc.*
 10.04   Notification Letter, dated November 20, 1995, re: assignment of landlord's interest under the Agreement of Lease dated November 28,
          1988 between Hartz 83rd Street Associates and
          G & G Shops of Woodbridge, Inc., as amended.*
 10.05   Assignment and Assumption Agreement, dated as of August 28, 1998, by and among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc.
          named therein, the subsidiaries of Petrie Retail, Inc. named therein,
          PSL, Inc. and G+G Retail, Inc.*
 10.06   Employment Agreement, dated as of August 28, 1998, by and between G+G
          Retail, Inc. and Jay Galin.*
 10.07   Employment Agreement, dated as of August 28, 1998, by and between G+G
          Retail, Inc. and Scott Galin.*
 10.08   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Jay Galin.*
 10.09   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Scott Galin.*

 Exhibit
   No.                                 Description
 -------                               -----------
 10.10   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Craig Cogut.*
 10.11   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Lenard Tessler.*
 10.12   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Donald D. Shack.*
 10.13   Letter Agreement, dated October 12, 1998, by and between G+G Retail,
          Inc. and Michael Kaplan.*
 10.14   Letter Agreement, dated October 12, 1998, by and between G+G Retail,
          Inc. and Jeffrey Galin.*
 10.15   Loan and Security Agreement, dated October 30, 1998, by and between
          Congress Financial Corporation, G+G Retail, Inc. and the additional parties thereto.*
 10.16   Amendment No. 1 to Employment Agreement, dated as of November 30,
          1998, by and between G+G Retail, Inc. and Jay Galin.*
 10.17   Amendment No. 1 to Employment Agreement, dated as of November 30,
          1998, by and between G+G Retail, Inc. and Scott Galin.*
 10.18   Bonus Plan for Senior Management Employees of G+G Retail, Inc.,
          effective February 2, 1999.*
 10.19   NCR Corporation Master Agreement, effective as of February 9, 1999, between NCR Corporation and G+G Retail, Inc.
 10.20   Discount Addendum, effective as of February 26, 1999, between NCR
          Corporation and G+G Retail, Inc.**
 10.21   G&G Retail Holdings, Inc. 1999 Stock Option Plan, effective as of
          March 15, 1999.*
 10.22   Option Agreement, dated as of March 15, 1999, by and between G&G
          Retail Holdings, Inc. and Jay Galin.*
 10.23   Option Agreement, dated as of March 15, 1999, by and between G&G
          Retail Holdings, Inc. and Scott Galin.*
 10.24   Service Agreement, dated April 1, 1999, between G+G Retail, Inc. and G
          & G Retail of Puerto Rico, Inc.*
 10.25   Master Lease Purchase Agreement, dated as of May 4, 1999, by and between Chase Equipment Leasing, Inc. and G+G Retail, Inc.*
 10.26   Addendum to Master Lease Purchase Agreement, effective as of May 4,
          1999, by and between Chase Equipment Leasing, Inc. and G+G Retail,
          Inc.*
 10.27   Form of Exchange Agent Agreement between U.S. Bank Trust National
          Association, as exchange agent, and G+G Retail, Inc.
 12.01   Statement regarding the computation of ratio of earnings to fixed charges for G+G Retail, Inc.*
 21.01   Subsidiaries of G+G Retail, Inc.*
 23.01   Consent of Ernst & Young LLP.
 23.02   Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (contained in
          Exhibit 5.01).
 24.01   Power of attorney (included on signature page to the Registration
          Statement).*
 25.01   Statement of eligibility of trustee.*
 27.01   Financial data schedule.*
 27.02   Financial data schedule.*
 99.01   Form of Letter of Transmittal.
 99.02   Form of Notice of Guaranteed Delivery.

--------

* Previously filed.

** Confidential treatment requested.

(b) Financial Statement Schedules.

All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, or the required information is included in the financial statements or notes thereto and, therefore, have been omitted.

Item 22. Undertakings.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4 within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This information includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 2, 1999.

                                          G+G RETAIL, INC.

                                                     /s/ Scott Galin
                                          By: _________________________________
                                                        Scott Galin
                                               President and Chief Operating
                                                          Officer

                                 EXHIBIT INDEX


 Exhibit
   No.                                 Description
 -------                               -----------
  1.01   Purchase Agreement, dated as of May 6, 1999, by and among U.S. Bancorp
          Investments, Inc., CIBC World Markets Corp., G+G Retail, Inc. and G&G
          Retail Holdings, Inc.*
  2.01   Asset Purchase Agreement, dated as of July 6, 1998, among G & G Shops,
          Inc., the subsidiaries of G & G Shops, Inc. named therein, the subsidiaries of Petrie Retail, Inc. named therein, PSL, Inc. and G+G
          Retail, Inc.*
  2.02   Amendment No. 1 to the Asset Purchase Agreement, dated as of July 27,
          1998, among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc.
          named therein, the subsidiaries of Petrie Retail, Inc. named therein,
          PSL, Inc. and G+G Retail, Inc.*
  2.03   Amendment to the Asset Purchase Agreement, dated August 24, 1998, among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc. named therein, the subsidiaries of Petrie Retail, Inc. named therein, PSL,
          Inc. and G+G Retail, Inc.*
  3.01   Certificate of Incorporation of G+G Retail, Inc.*
  3.02   Amended and Restated By-Laws of G+G Retail, Inc.*
  4.01   Indenture, dated as of May 17, 1999, by and between G+G Retail, Inc., as issuer, and U.S. Bank Trust National Association, as trustee.*
  4.02   Form of 11% Senior Note due 2006 of G+G Retail, Inc.*
  4.03   A/B Exchange Registration Rights Agreement, dated as of May 17, 1999, by and between G+G Retail, Inc. and U.S. Bancorp Libra.*
  5.01   Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP as to the
          legality of the securities being registered.
 10.01   Agreement of Lease, dated November 28, 1988, between Hartz 83rd Street
          Associates and
          G & G Shops of Woodbridge, Inc.*
 10.02   Lease Addendum, dated April 10, 1990, between Hartz 83rd Street
          Associates and G & G Shops of Woodbridge, Inc.*
 10.03   Second Lease Modification Agreement, dated February 24, 1994, between
          Hartz 83rd Street Associates and G & G Shops of Woodbridge, Inc.*
 10.04   Notification Letter, dated November 20, 1995, re: assignment of landlord's interest under the Agreement of Lease dated November 28,
          1988 between Hartz 83rd Street Associates and
          G & G Shops of Woodbridge, Inc., as amended.*
 10.05   Assignment and Assumption Agreement, dated as of August 28, 1998, by and among G & G Shops, Inc., the subsidiaries of G & G Shops, Inc.
          named therein, the subsidiaries of Petrie Retail, Inc. named therein,
          PSL, Inc. and G+G Retail, Inc.*
 10.06   Employment Agreement, dated as of August 28, 1998, by and between G+G
          Retail, Inc. and Jay Galin.*
 10.07   Employment Agreement, dated as of August 28, 1998, by and between G+G
          Retail, Inc. and Scott Galin.*
 10.08   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Jay Galin.*
 10.09   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Scott Galin.*
 10.10   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Craig Cogut.*
 10.11   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Lenard Tessler.*
 10.12   Indemnification Agreement, dated August 28, 1998, between G+G Retail,
          Inc. and Donald D. Shack.*

 Exhibit
   No.                                 Description
 -------                               -----------
 10.13   Letter Agreement, dated October 12, 1998, by and between G+G Retail,
          Inc. and Michael Kaplan.*
 10.14   Letter Agreement, dated October 12, 1998, by and between G+G Retail,
          Inc. and Jeffrey Galin.*
 10.15   Loan and Security Agreement, dated October 30, 1998, by and between
          Congress Financial Corporation, G+G Retail, Inc. and the additional parties thereto.*
 10.16   Amendment No. 1 to Employment Agreement, dated as of November 30,
          1998, by and between G+G Retail, Inc. and Jay Galin.*
 10.17   Amendment No. 1 to Employment Agreement, dated as of November 30,
          1998, by and between G+G Retail, Inc. and Scott Galin.*
 10.18   Bonus Plan for Senior Management Employees of G+G Retail, Inc.,
          effective February 2, 1999.*
 10.19   NCR Corporation Master Agreement, effective as of February 9, 1999, between NCR Corporation and G+G Retail, Inc.
 10.20   Discount Addendum, effective as of February 26, 1999, between NCR
          Corporation and G+G Retail, Inc.**
 10.21   G&G Retail Holdings, Inc. 1999 Stock Option Plan, effective as of
          March 15, 1999.*
 10.22   Option Agreement, dated as of March 15, 1999, by and between G&G
          Retail Holdings, Inc. and Jay Galin.*
 10.23   Option Agreement, dated as of March 15, 1999, by and between G&G
          Retail Holdings, Inc. and Scott Galin.*
 10.24   Service Agreement, dated April 1, 1999, between G+G Retail, Inc. and G
          & G Retail of Puerto Rico, Inc.*
 10.25   Master Lease Purchase Agreement, dated as of May 4, 1999, by and between Chase Equipment Leasing, Inc. and G+G Retail, Inc.*
 10.26   Addendum to Master Lease Purchase Agreement, effective as of May 4,
          1999, by and between Chase Equipment Leasing, Inc. and G+G Retail,
          Inc.*
 10.27   Form of Exchange Agent Agreement between U.S. Bank Trust National
          Association, as exchange agent, and G+G Retail, Inc.
 12.01   Statement regarding the computation of ratio of earnings to fixed charges for G+G Retail, Inc.*
 21.01   Subsidiaries of G+G Retail, Inc.*
 23.01   Consent of Ernst & Young LLP.
 23.02   Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (contained in
          Exhibit 5.01).
 24.01   Power of attorney (included on signature page to the Registration
          Statement).*
 25.01   Statement of eligibility of trustee.*
 27.01   Financial data schedule.*
 27.02   Financial data schedule.*
 99.01   Form of Letter of Transmittal.
 99.02   Form of Notice of Guaranteed Delivery.

--------

*Previously filed.

**Confidential treatment requested.

                                       2